

Qualys, Inc.
2024 Annual Report

Qualys, Inc.
2025 Proxy Statement

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QUALYS, INC.
919 East Hillsdale Boulevard, 4th Floor
Foster City, California 94404

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held at 11:00 a.m. Pacific Daylight Time on Wednesday, June 11, 2025

TO THE HOLDERS OF COMMON STOCK
OF QUALYS, INC.:

The 2025 Annual Meeting of Stockholders of Qualys, Inc., a Delaware corporation, will be held online on **Wednesday, June 11, 2025, at 11:00 a.m. Pacific Daylight Time**.

Stockholders may participate in the meeting only by logging in at:

www.virtualshareholdermeeting.com/QLYS2025

Stockholders will be able to listen to the meeting live, vote and submit questions. There will be no physical location for stockholders to attend the meeting.

The annual meeting will be held for the following purposes as more fully described in the accompanying proxy statement:

1. To elect the two Class I directors named in this proxy statement to serve until the 2028 annual meeting of stockholders or until their successors are duly elected and qualified;

2. To ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025;

3. To approve, on an advisory and non-binding basis, the compensation of our named executive officers as described in this proxy statement;

4. To approve an amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers; and

5. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The board of directors of Qualys, Inc. has fixed the close of business on April 15, 2025 as the record date for the meeting. Only stockholders of record of our common stock on April 15, 2025 are entitled to notice of and to vote at the meeting. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

On or about April 23, 2025, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the proxy statement for the 2025 annual meeting and our 2024 annual report to stockholders. The Notice provides instructions on how to vote online or by telephone and includes instructions on how to receive a paper copy of proxy materials by mail. The proxy statement and our annual report can also be accessed directly at **www.proxyvote.com**. All you have to do is enter the control number located on the Notice or your proxy card.

YOUR VOTE IS IMPORTANT. Whether or not you plan to participate in the annual meeting, we urge you to submit your vote via the Internet, telephone or mail in advance of the meeting. If you plan to participate in the annual meeting, please see the instructions in the accompanying proxy statement.

We appreciate your continued support of Qualys, Inc.

By order of the Board of Directors,

/s/ Sumedh S. Thakar
Sumedh S. Thakar
Director, President and Chief Executive Officer
Foster City, California
April 23, 2025

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PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
to be held on Wednesday, June 11, 2025 at 11:00 a.m. Pacific Daylight Time

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by the board of directors of Qualys, Inc. ("we," "Qualys," or the "Company") for use at our annual meeting of stockholders (the "Annual Meeting") to be held on June 11, 2025, at 11:00 a.m. Pacific Daylight Time, and any postponements, adjournments or continuations thereof. The Annual Meeting will be held online at **www.virtualshareholdermeeting.com/QLYS2025**, where stockholders will be able to listen to the meeting live, vote and submit questions. There will be no physical location for stockholders to attend the meeting.

On or about April 23, 2025, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our 2024 annual report to stockholders.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

How can I participate in the Annual Meeting?

To participate in the Annual Meeting, visit **www.virtualshareholdermeeting.com/QLYS2025** and enter your control number as indicated. You can find your control number on your Notice, proxy card (if you received a printed copy of the proxy materials) or the instructions that accompanied your proxy materials. You will be able to log into the virtual meeting platform beginning at 10:45 a.m. Pacific Daylight Time on June 11, 2025. The meeting will begin promptly at 11:00 a.m. Pacific Daylight Time on June 11, 2025. We encourage you to log into the virtual meeting platform and ensure you can hear streaming audio prior to the meeting start time.

The virtual meeting platform is supported across browsers (Internet Explorer, Microsoft Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting.

If you wish to submit a question during the meeting, log into the virtual meeting platform, type your question into the "Ask a Question" field, and click "Submit." Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. Questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, should be addressed to the appropriate party on the qualys.com website; these questions are not pertinent to meeting matters and, therefore, will not be answered at the Annual Meeting. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

If you encounter any difficulties accessing the meeting, please call the technical support number that will be posted on the virtual meeting platform's log in page.

Other stockholders and members of the public can also access the Annual Meeting at the URL above without a control number, but without the right to vote or submit a question.

Why did I receive a notice regarding the availability of proxy materials on the Internet instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our 2024 annual report to stockholders, primarily via the Internet. On or about April 23, 2025, we expect to mail to our stockholders the Notice, which contains instructions on how to access our proxy materials on the Internet, vote at the meeting, and request printed copies of the proxy materials. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings.

What matters am I voting on?

You will be voting on:

- the election of the two Class I directors named in this proxy statement to hold office until the 2028 annual meeting of stockholders or until their successors are duly elected and qualified;

- a proposal to ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025;

- a proposal to approve, on an advisory and non-binding basis, the compensation of our named executive officers as described in this proxy statement;

- a proposal to approve an amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers; and

- any other business that may properly come before the meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- **FOR** each of the nominees named in this proxy statement for election as Class I directors;

- **FOR** the ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2025;

- **FOR** the compensation of our named executive officers as described in this proxy statement; and

- **FOR** the approval of an amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers.

Who is entitled to vote?

Holders of our common stock as of the close of business on April 15, 2025, the record date, may vote at the Annual Meeting. As of the record date, we had 36,353,741 shares of common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of common stock held on the record date. We do not have cumulative voting rights for the election of directors. A list of stockholders entitled to vote at the Annual Meeting will be made

available for the examination of any stockholder for any purpose germane to the meeting for ten days prior to the Annual Meeting by email request to ir@qualys.com. The list will also be available for examination online during the meeting at **www.virtualshareholdermeeting.com/QLYS2025**.

Stockholders of Record. If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote live at the Annual Meeting.

Beneficial Owners. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, because a beneficial owner is not the stockholder of record, you may not vote your shares live at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of the proxy materials by mail, your broker or nominee will provide a voting instruction card for you to use.

How do I vote?

Stockholders of Record. If you are a stockholder of record, there are several ways for you to vote your shares:

- **Via the Internet—Before the Annual Meeting**. You may vote at **www.proxyvote.com**, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Daylight Time on June 10, 2025. You will need the control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials).

- **Via the Internet—During the Annual Meeting**. You may vote live at the Annual Meeting through the virtual meeting platform by logging into **www.virtualshareholdermeeting.com/QLYS2025**. You will need the control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials).

- **By Telephone**. You may vote using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Daylight Time on June 10, 2025. You will need the control number included on your Notice or your proxy card (if you received a printed copy of the proxy materials).

- **By Mail**. If you received printed proxy materials, you may submit your vote by completing, signing and dating each proxy card received and returning it in the prepaid envelope. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than June 10, 2025, to be voted at the Annual Meeting.

Beneficial Owners. If you are a beneficial owner, you should have received a Notice or voting instructions from the broker or other nominee holding your shares. You should follow the instructions in the Notice or voting instructions provided by your broker or nominee in order to instruct your broker or other nominee on how to vote your shares. The availability of telephone and Internet voting will depend on the voting process of the broker or nominee.

Can I change my vote?

Stockholders of Record. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone (only your latest Internet or telephone proxy received by 11:59 p.m. Eastern Daylight Time on June 10, 2025, will be counted);

- signing and returning a new proxy card with a later date to Qualys, Inc., Attention: Corporate Secretary, 919 East Hillsdale Blvd., 4th Floor, Foster City, California 94404, to be received no later than June 10, 2025;

- delivering a written revocation to Qualys, Inc., Attention: Corporate Secretary, 919 East Hillsdale Blvd., 4th Floor, Foster City, California 94404, to be received no later than June 10, 2025; or

- participating in the Annual Meeting live via the Internet and voting again.

Beneficial Owners. If you are a beneficial owner, you must contact the broker or other nominee holding your shares and follow their instructions for changing your vote or revoking your proxy.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. The persons named in the proxy have been designated as proxies by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instruction of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in the proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares on the new meeting date as well, unless you have properly revoked your proxy instructions, as described above.

What is a quorum?

A quorum is the minimum number of shares required to be present at a meeting of stockholders for action to be taken at the meeting. Under our bylaws, the presence, live or represented by proxy (including any abstentions and "broker non-votes"), of a majority of all issued and outstanding shares of common stock entitled to vote at the Annual Meeting will constitute a quorum at the meeting.

What are "broker non-votes"?

When a broker, bank or other nominee votes a client's shares on some but not all of the proposals, the missing votes are referred to as "broker non-votes." If you are a beneficial owner and do not provide timely voting instructions to your bank, broker or other nominee, that organization will have discretion to vote your shares on our sole "routine" matter—Proposal No. 2 to ratify the appointment of Grant Thornton LLP. The election of directors, the advisory vote to approve executive compensation, and the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers are non-discretionary items and may not be voted on by brokers, banks or other nominees who have not received specific voting instructions from beneficial owners. Therefore, broker non-votes may exist in connection with Proposals No. 1, No. 3 and No. 4.

How many votes are needed for approval of each matter?

- *Proposal No. 1:* The election of directors requires a plurality of the votes cast at the meeting, meaning that the individuals who receive the largest number of votes cast "for" their election are elected as directors. As a result, any shares not voted "for" a particular nominee (whether as a result of "withhold" votes or broker non-votes) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "for" or "withhold" on each of the nominees for election as a director.

- *Proposal No. 2:* The ratification of the appointment of Grant Thornton LLP must receive the affirmative vote of a majority of the shares present virtually or by proxy during the meeting and entitled to vote thereon to be approved. You may vote "for," "against" or "abstain" on this proposal. Abstentions represent shares present and entitled to vote and thus, will have the same effect as votes "against" this proposal.

- *Proposal No. 3:* The approval, on an advisory and non-binding basis, of the compensation of our named executive officers as described in this proxy statement must receive the affirmative vote of a majority of the shares present virtually or by proxy during the meeting and entitled to vote thereon to be approved. You may vote "for," "against" or "abstain" on this proposal. Abstentions represent shares present and entitled to vote and thus, will have the same effect as votes "against" this proposal. Broker non-votes will have no effect on the outcome of this proposal because they represent shares that are not entitled to vote on the matter.

- *Proposal No. 4*: The approval of an amendment to our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers must receive the affirmative vote of a majority of the voting power of the outstanding shares of capital stock of the Company, entitled to vote thereon. You may vote "for," "against" or "abstain" on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending these proxy materials to you if a broker or other nominee holds your shares.

Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Qualys, Inc. or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote, or to facilitate a successful proxy solicitation.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if applicable, the proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy, or, if you are receiving multiple copies, to request that Qualys only send a single copy, of the Notice and, if applicable, the proxy materials, stockholders may contact us as follows:


Qualys, Inc.
Attention: Investor Relations
919 East Hillsdale Boulevard, 4th Floor
Foster City, California 94404
(650) 801-6100
ir@qualys.com


Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2026 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 24, 2025. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:


Qualys, Inc.
Attention: Corporate Secretary
919 East Hillsdale Boulevard, 4th Floor
Foster City, California 94404


Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement for that meeting. Our bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in our proxy materials with respect to such meeting, (ii) otherwise properly brought before the meeting by or at the direction of our board of directors, or (iii) properly brought before the meeting by a stockholder who (A) is a stockholder of record at the time of giving the required notice and on the record date for the determination of stockholders entitled to vote at the annual meeting and (B) has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our bylaws. To be timely for our 2026 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than 8:00 a.m. Eastern Time on February 11, 2026; and

- not later than 5:00 p.m. Eastern Time on March 13, 2026.

In the event that we hold our 2026 annual meeting of stockholders more than 25 days before or after the one-year anniversary of the date of the Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than 8:00 a.m. Eastern Time on the 120th day before such annual meeting and no later than 5:00 p.m. Eastern Time on the later of the following two dates:

- the 90th day prior to such annual meeting; or

- the 10th day following the day on which public announcement of the date of such meeting is first made if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting.

If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates

Stockholders may propose director candidates for consideration by the Nominating and Governance Committee of our board of directors. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to the Corporate Secretary of Qualys, Inc. at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section entitled "*Board of Directors and Corporate Governance—Stockholder Recommendations for Nominations to the Board of Directors*" below.

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time period described above under "*Stockholder Proposals*" for stockholder proposals that are not intended to be included in our proxy statement.

Availability of Bylaws

A copy of our bylaws is available on our website at http://investor.qualys.com. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors, which is currently composed of six members, five of whom are "independent" under the Nasdaq Stock Market listing standards. Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director's term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Class I Directors (Term Expires at the 2025 Annual Meeting)	Class II Directors (Term Expires at the 2026 Annual Meeting)	Class III Directors (Term Expires at the 2027 Annual Meeting)
Thomas P. Berquist	Wendy M. Pfeiffer	Jeffrey P. Hank
Kristi M. Rogers	John A. Zangardi	Sumedh S. Thakar

The following table sets forth the names, ages as of April 23, 2025, and certain other information for each of the nominees for election as a director and for each of the continuing members of our board of directors.

Name	Independent	Director Since	Age	Other Public Co. Boards	Audit & Risk Committee	Compensation & Talent Committee	Nominating & Governance Committee
Nominees for Director							
Thomas P. Berquist	✓	2023	60	0	CHAIR	👤	
Kristi M. Rogers	✓	2013	55	0		👤	CHAIR
Continuing Directors							
Jeffrey P. Hank *Chair of the Board*	✓	2010	65	0			
Wendy M. Pfeiffer	✓	2019	59	0	👤		👤
Sumedh S. Thakar *President & CEO*		2021	49	0			
John A. Zangardi	✓	2020	64	0	👤	CHAIR	

Composition of the Board

Our board believes that a balance of director experience, diversity and tenure best enables our board to act as effective stewards for our investors. Accordingly, we strive to maintain a board that includes both longer tenured directors with historical institutional knowledge of our business and the competitive environment as well as newer directors who provide fresh perspectives. Information regarding our directors as of April 23, 2025 is below:



9

Board Skills and Experience Matrix

The following graphic shows the number of our directors, as of April 23, 2025, who have experience in the areas that our board of directors believes are important to have represented on the board.



Cybersecurity Industry Expertise
Deep insight in the cybersecurity, technology and information security industries to oversee our business and the risks we face.

3

Cloud Software Industry Experience
Deep experience in the cloud software industry with similar operational and financial models.

3

Senior Leadership
Experience in senior leadership positions to analyze, advise and oversee management in decision making, operations and policies.

4

Financial Knowledge and Expertise
Knowledge of financial markets, financial reporting and accounting, and financing and investing activities.

2

Diverse Backgrounds
Diverse backgrounds and experiences that provide unique perspectives and enhance decision-making.

3

Government, Public Policy and Regulatory Affairs
Insight into the key role of regulatory issues and the government market in our sector.

2

Strategic Planning
Experience overseeing the development and implementation of strategic priorities.

5

Governance and Risk Oversight
Experience in in public company corporate governance, risk oversight and management.

5

Information Concerning Director Nominees

Thomas P. Berquist has served as a director of Qualys since August 2023. He has been Executive Vice President and Chief Financial Officer at Cloud Software Group since September 2022. From October 2015 to September 2022, Mr. Berquist served as Executive Vice President and Chief Financial Officer of TIBCO Software. Mr. Berquist has previously served as an executive officer at multiple software companies including Corel Software and Ingres Corporation, was a Managing Director of Software Equity Research at Salomon Smith Barney, Goldman Sachs and Piper Jaffray, and worked at Deloitte Consulting and Wells Fargo. Mr. Berquist holds a B.A. degree in Accounting with an Application Area in Computer Science from the University of Saint Thomas as well as an M.B.A. with an emphasis in Marketing from the University of Saint Thomas.

We believe that Mr. Berquist possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as an executive at multiple technology companies and investment banks and his background in finance and accounting.

Kristi M. Rogers has served as a director of Qualys since August 2013. Ms. Rogers is currently co-founder and Managing Partner for Principal to Principal. From March 2014 to December 2016, Ms. Rogers served as Managing Director, Chief Executive Officer and member of the board of directors of Aspen Healthcare Services, LLC. From 2012 to 2014, Ms. Rogers also served on the board of directors of Aspen Medical USA. From August 2006 to January 2013, Ms. Rogers served in various positions, including Executive Vice President, President, Chief Executive Officer and Vice Chairman of the Board, at Aegis Defense Services LLC, a provider of security and support services to the U.S. government. Ms. Rogers also currently serves on the board of directors of Business Executives for National Security and is co-chair of the board of directors of Women's Foreign Policy Group, both non-profit organizations. She serves on the board of directors of NowSecure, a private company providing mobile app security. Ms. Rogers holds a Bachelor of Science degree in Political Science from Michigan State University and a Certificate for Cyber Security Risk Oversight from Carnegie Mellon University, and she graduated from Stanford's Graduate School of Business Executive Education & Corporate Governance Program.

We believe that Ms. Rogers possesses specific attributes that qualify her to serve as a member of our board of directors, including her executive experience and her expertise in the public service sector.

Information Concerning Continuing Directors

Jeffrey P. Hank has served as a director of Qualys since January 2010, including as Chair of the Board since January 2023. Mr. Hank currently serves as the chairman of the board of directors for First Tech Federal Credit Union since April 2022. From June 2005 to July 2012, Mr. Hank was the Vice President, Chief Accounting Officer and Corporate Controller of Intuit, Inc., and Mr. Hank served as the Vice President of Finance and Chief Accounting Officer of Intuit from July 2012 until September 2013. From June 2002 until September 2003, Mr. Hank was an audit partner at KPMG LLP. From September 1994 until June 2002, Mr. Hank was an audit partner at Arthur Andersen LLP. Mr. Hank holds a Bachelor of Science degree in Business Administration from the University of California at Berkeley.

We believe that Mr. Hank possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as an executive at a technology company and his background in the accounting industry.

Sumedh S. Thakar has served as a director of Qualys since February 2021, as our Chief Executive Officer since April 2021 and as our President since October 2019. Mr. Thakar previously served as our interim Chief Executive Officer from February 2021 to April 2021, and as our Chief

Product Officer from June 2014 to April 2021. Mr. Thakar joined us in February 2003 and has held various positions with us since that time, including Principal Engineer, Engineering Manager, Director of Engineering, and Vice President, Engineering. Mr. Thakar holds a Bachelor of Computer Science degree from the University of Pune, India.

We believe that Mr. Thakar possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as our President and Chief Product Officer and his knowledge of our company.

Wendy M. Pfeiffer has served as a director of Qualys since August 2019. Ms. Pfeiffer served as a director of SADA Systems, a Google reseller and professional services company, from January 2020 until December 2023. Ms. Pfeiffer served as senior vice president and chief information officer of Nutanix, Inc., an enterprise cloud computing company, from January 17, 2017 until March 17, 2023. Previously, Ms. Pfeiffer served as chief information officer and vice president IT of GoPro, Inc., a maker of video and photo capture devices, from July 2015 to January 2017. Ms. Pfeiffer also served as senior director, IT shared services, of Robert Half International, a staffing and recruiting company, from February 2009 to June 2015. Ms. Pfeiffer holds a Bachelor of Science degree in Business Administration, Financial Accounting and Technology, from the University of Phoenix.

We believe that Ms. Pfeiffer possesses specific attributes that qualify her to serve as a member of our board of directors, including her experience serving as chief information officer at technology companies, her experience as an independent board director for both public and private companies, and her relevant technical and cyber industry expertise and reputation.

John A. Zangardi has served as a director of Qualys since June 2020. Dr. Zangardi has served as Chief Executive Officer of Redhorse Corporation, a technology services company delivering decision quality data to federal government customers, from December 2021 until December 2024, and as President of Redhorse Corporation from June 2020 until December 2024. From November 2019 to May 2020, Dr. Zangardi served as Senior Vice President of Business Initiatives and Strategic Partnerships for the Civil Group at Leidos, Inc., a science, engineering and information technology company. From November 2017 to November 2019, Dr. Zangardi served as Chief Information Officer of the Department of Homeland Security, a presidentially appointed position, where he was responsible for overseeing IT and its related security and management for the Department. Prior to that, Dr. Zangardi first served as the Principal Deputy Chief Information Officer and later as the Acting Chief Information Officer of the Department of Defense, between October 2016 to November 2017. Dr. Zangardi also served as the Deputy Assistant Secretary of the Navy for Command, Control, Communications, Computers, Intelligence, Information Operations & Space from March 2011 to September 2016. Dr. Zangardi also served additionally as the Department of Navy CIO from 2014 to 2015. A retired Naval Flight Officer, Dr. Zangardi served in a variety of command and staff assignments during his military career. Dr. Zangardi also currently serves on the board of directors of Symetrica, a privately held radiation detection company, and previously served on the board of directors for Forcepoint, a privately held software company, from April 2021 to January 2024. Dr. Zangardi holds a Bachelor of Science degree in Business Administration from the University of Scranton, a Master of Science degree in Finance from the Naval Postgraduate School, and a Doctor of Philosophy degree in Public Policy from George Mason University.

We believe that Dr. Zangardi possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as chief information officer for departments of the federal government and Dr. Zangardi's background in the U.S. military and executive experience at technology companies.

Director Independence

Our board of directors has reviewed the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Mr. Berquist, Mr. Hank, Ms. Pfeiffer, Ms. Rogers and Dr. Zangardi do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and the Listing Rules (the "Nasdaq Listing Rules") of The Nasdaq Stock Market LLC ("Nasdaq"). In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director.

Independent Chair of the Board

Our board of directors does not have a policy on whether the roles of Chairperson of our board of directors and Chief Executive Officer should be separate. Our board believes it should be free to determine what is best for the Company at a given point in time. Mr. Hank, an independent, non-employee director, has served as Chair of the Board since January 2023. Our board has determined that the separation of the roles of Chair of the Board and Chief Executive Officer is appropriate at this time, as it allows our Chief Executive Officer to focus primarily on management responsibilities and corporate strategy, while allowing the Chair to focus on leadership of the board, providing feedback and advice to the Chief Executive Officer, and providing a channel of communication between board members and our Chief Executive Officer. Our board currently does not have a lead independent director because the Chair is an independent director.

Board Meetings and Committees

During the year ended December 31, 2024, our board of directors held 4 meetings (including regularly scheduled and special meetings), our Audit and Risk Committee held 8 meetings, our Compensation and Talent Committee held 4 meetings, and our Nominating and Governance Committee held 4 meetings. Each incumbent director attended at least 75% of the total number of meetings of our board of directors and the committees of which he or she was a member during 2024.

Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we encourage, but do not require, directors to attend. Mr. Berquist, Mr. Hank, Ms. Pfeiffer, Ms. Rogers, Mr. Thakar, and Dr. Zangardi, representing six of our current directors attended our 2024 annual meeting of stockholders.

Our board of directors has three standing committees: an Audit and Risk Committee, a Compensation and Talent Committee, and a Nominating and Governance Committee. The composition and responsibilities of each of these committees is described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit and Risk Committee

Our Audit and Risk Committee consists of Mr. Berquist, Ms. Pfeiffer and Dr. Zangardi, with Mr. Berquist serving as Chair. Our board of directors has determined that all members of the Audit and Risk Committee (i) are independent under the Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act, and (ii) meet Nasdaq's financial knowledge and sophistication requirements. In addition, our board of directors has determined that Mr. Berquist is an audit committee financial expert within the meaning of the rules and regulations of the SEC. Among other responsibilities, our Audit and Risk Committee:

- selects and hires a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helps to ensure the independence and performance of the independent registered public accounting firm;

- discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results;

- oversees procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviews our policies on risk assessment and risk management pertaining to financial, accounting, insurance coverage, investment, tax, and operational infrastructure, including security, data privacy, reliability, business continuity and capacity matters;

- reviews related party transactions;

- obtains and reviews a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

- approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our Audit and Risk Committee operates under a written charter that was adopted by our board of directors and satisfies the applicable rules of the SEC and the Nasdaq Listing Rules. A copy of the Audit and Risk Committee charter is available on our website at http://investor.qualys.com.

Compensation and Talent Committee

Our Compensation and Talent Committee consists of Mr. Berquist, Ms. Rogers and Dr. Zangardi, with Dr. Zangardi serving as Chair. Our board of directors has determined that all members of the Compensation and Talent Committee (i) are independent under the Nasdaq Listing Rules, and (ii) are "non-employee directors", as defined in Rule 16b-3 promulgated under the Exchange Act. Among other responsibilities, our Compensation and Talent Committee:

- reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

- administers our stock and equity incentive plans;

- reviews and approves and makes recommendations to our board of directors regarding incentive compensation and equity plans;

- establishes and reviews general policies relating to compensation and benefits of our employees;

- reviews our succession planning process for members of our executive management team; and

- discharges the responsibilities of our board of directors relating to the development and implementation of policies and strategies regarding talent diversity and inclusion.

Our Compensation and Talent Committee operates under a written charter that was adopted by our board of directors and satisfies the applicable rules of the SEC and the Nasdaq Listing Rules. A copy of the Compensation and Talent Committee charter is available on our website at http://investor.qualys.com.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Ms. Pfeiffer and Ms. Rogers, with Ms. Rogers serving as Chair. Our board of directors has determined that all members of the Nominating and Governance Committee are independent under the Nasdaq Listing Rules. Among other responsibilities, our Nominating and Governance Committee:

- identifies, evaluates and selects, or makes recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

- considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

- oversees our corporate governance practices;

- oversees the annual performance evaluation of our board of directors and of individual directors; and

- oversees our ESG activities, programs and public disclosure.

Our Nominating and Governance Committee operates under a written charter that was adopted by our board of directors and satisfies the applicable rules of the SEC and the Nasdaq Listing Rules. A copy of the Nominating and Governance Committee charter is available on our website at http://investor.qualys.com.

Compensation Committee Interlocks and Insider Participation

During fiscal 2024, Thomas P. Berquist, William S. Berutti, Kristi M. Rogers, and John A. Zangardi served as members of our Compensation and Talent Committee. None of them is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our Compensation and Talent Committee or our board of directors.

Considerations in Evaluating Director Nominees

Our Nominating and Governance Committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, our Nominating and Governance Committee will consider the current size and composition of our board of directors and the needs of our board and its committees. Some of the qualifications that the committee considers include, without limitation, issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest and other commitments. Nominees must also have the ability to offer advice and guidance to our Chief Executive Officer based on past experience in positions with a high degree of responsibility and be leaders in the

companies or institutions with which they are affiliated. Director candidates must have sufficient time available in the judgment of our Nominating and Governance Committee to perform all board of director and committee responsibilities. Members of our board of directors are expected to prepare for, attend, and participate in all board and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our Nominating and Governance Committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders' best interests. Our Nominating and Governance Committee will also seek appropriate input from our Chief Executive Officer from time to time in assessing the needs of our board of directors for relevant background, experience, diversity and skills of its members.

Although our board of directors does not maintain a specific policy with respect to board diversity, our board of directors recognizes the benefits of having a diverse board. To that end, our Nominating and Governance Committee considers a broad range of backgrounds, viewpoints, and experiences in making determinations regarding nominations of directors. Our Nominating and Governance Committee also considers these and other factors as it oversees the annual board of director and committee evaluations.

Stockholder Recommendations for Nominations to the Board of Directors

Our Nominating and Governance Committee will consider candidates for director recommended by stockholders so long as such recommendations comply with our certificate of incorporation and bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. The committee will evaluate such recommendations in accordance with its charter, our bylaws and the regular nominee criteria described above. This process is designed to ensure that our board of directors includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our Corporate Secretary in writing. Such recommendations must include information about the candidate, a statement of support by the recommending stockholder, evidence of the recommending stockholder's ownership of our stock and a signed letter from the candidate confirming willingness to serve on our board of directors. The committee has discretion to decide which individuals to recommend for nomination as directors.

A stockholder of record can nominate a candidate directly for election to our board of directors by complying with the procedures in Section 2.4(ii) of our bylaws. Any eligible stockholder who wishes to submit a nomination should review the requirements in the bylaws on nominations by stockholders. Any nomination should be sent in writing to Qualys, Inc., Attention: Corporate Secretary, 919 East Hillsdale Boulevard, 4th Floor, Foster City, California 94404. Notice must be received by us no earlier than 8:00 a.m. Eastern Time on February 11, 2026, and no later than 5:00 p.m. Eastern Time on March 13, 2026. The notice must state the information required by Section 2.4(ii)(b) of our bylaws and otherwise must comply with applicable federal and state law.

Stockholder Communications with the Board of Directors

Stockholders wishing to communicate with our board of directors or with an individual member of the board may do so by writing to our board of directors or to the particular member of the board, and mailing the correspondence to: Qualys, Inc., Attention: Corporate Secretary, 919 East Hillsdale Boulevard, 4th Floor, Foster City, California 94404. All such stockholder communications will be forwarded to the appropriate member or members of our board of directors or, if none is specified, to the Chair of the Board.

Corporate Governance Guidelines and Codes of Business Conduct and Ethics

Our board of directors has adopted Corporate Governance Guidelines. These guidelines address, among other items, the responsibilities of our directors, the structure and composition of our board of directors and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Corporate Governance Guidelines and Code of Business Conduct and Ethics is posted on the Governance section of our website at http://investor.qualys.com. We will post amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Risk Management

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational. We have designed and implemented processes to prudently manage risk in our operations. Management is responsible for the day-to-day management of risks our company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.

Our board of directors believes that open communication between management and our board is essential for effective risk management and oversight. Our board of directors meets with our Chief Executive Officer and other members of the senior management team at quarterly board meetings, where, among other topics, they discuss strategy and risks facing Qualys.

While our entire board of directors is ultimately responsible for risk oversight, our board committees assist our board in fulfilling its oversight responsibilities in certain areas of risk. Our Audit and Risk Committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management pertaining to financial, accounting, insurance coverage, investment, tax, and operational infrastructure, including cyber security, data privacy, reliability, business continuity and capacity matters. Our Audit and Risk Committee discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management; reviews management's assessment of the key risks facing us, including the key controls it relies on to mitigate those risks; and monitors certain key risks at each of its regularly scheduled meetings, such as risk associated with internal control over financial reporting and liquidity risk. Our Compensation and Talent Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our Nominating and Governance Committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and ESG matters. Finally, the full board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions.

Non-Employee Director Compensation

2024 Director Compensation Table

The following table provides information regarding compensation of our non-employee directors during our fiscal year ended December 31, 2024. Directors who are also our employees receive no additional compensation for their service as a director. During 2024, our CEO, Sumedh S. Thakar was

an employee. Mr. Thakar's compensation is discussed in the "*Executive Compensation*" section of this proxy statement. We reimburse our non-employee directors for expenses associated with attending meetings of our board of directors and meetings of committees of our board of directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
Thomas P. Berquist	59,279	184,450[4]	243,729
William S. Berutti[3]	21,401	—[4]	21,401
Jeffrey P. Hank	90,000	184,450[4]	274,450
Wendy M. Pfeiffer	50,000	184,450[4]	234,450
Kristi M. Rogers	52,500	184,450[4]	236,950
John A. Zangardi	60,000	184,450[4]	244,450

(1)	The dollar amounts reported in this column represent the grant date fair value of restricted stock unit awards granted in 2024. These amounts have been calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. The fair value of each restricted stock unit award is measured based on the closing market price of our common stock on the date of grant. Pursuant to SEC rules, the amounts reported exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see the stock-based compensation note to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025.

(2)	As of December 31, 2024, the aggregate number of shares of our common stock underlying unvested stock awards and outstanding option awards held by each of our non-employee directors was:

Name	Aggregate Number of Shares Underlying Unvested Stock Awards	Aggregate Number of Shares Underlying Outstanding Option Awards
Thomas P. Berquist	3,358	—
William S. Berutti	—	—
Jeffrey P. Hank	1,313	4,000
Wendy M. Pfeiffer	1,313	—
Kristi M. Rogers	1,313	—
John A. Zangardi	1,313	—

(3)	Mr. Berutti retired from our board of directors on June 12, 2024.

(4)	On June 12, 2024, each of Mr. Berquist, Mr. Hank, Ms. Pfeiffer, Ms. Rogers and Dr. Zangardi was granted an award of 1,313 restricted stock units, which vest on the earlier of (i) June 12, 2025 or (ii) the day before our 2025 annual meeting of stockholders, subject to the applicable director's continued service to us through each vesting date.

Non-Employee Director Compensation Program

Our Compensation and Talent Committee is responsible for reviewing and making recommendations with respect to the compensation of our non-employee directors. The committee's

practice is to engage a compensation consultant every year to conduct a full review and competitive analysis (using the same peer group used to analyze executive compensation) of our non-employee directors' compensation in order to ensure that our directors' compensation is in line with peer companies competing for director talent. Our current non-employee director compensation program was reviewed and approved in 2024 with input from Compensia, Inc. ("Compensia"), an independent compensation consultant. In fiscal 2024, based on input from Compensia and in order to improve the competitiveness of our non-employee director compensation program compared with our peer group, the Compensation and Talent Committee recommended, and our board of directors approved, an amendment to our non-employee director compensation program to increase the intended "value" of Annual Awards (as defined below) granted to our non-employee directors from $200,000 to $250,000, effective as of October 30, 2024, No other changes have been made to our non-employee director compensation program since 2022. During 2024, our non-employee director compensation program consisted of equity and cash, as described below.

Equity Compensation

Upon joining our board of directors, each newly elected non-employee director will be granted an award of restricted stock units with an intended "value" (based on the average of the closing prices of our common stock for the 30 trading days ending one week before the applicable grant date) of $420,000 (the "Initial Award"), which may be different from the award's actual grant date fair value. An Initial Award will vest in three equal annual installments on each of the first three anniversaries of the first day of the month following the month that the director joins our board of directors, subject to continued service to us through each vesting date.

On the date of each annual meeting of stockholders, each non-employee director who has served on our board of directors for at least six months prior to such date will be granted an award of restricted stock units with an intended "value" (based on the average of the closing prices of our common stock for the 30 trading days ending one week before the applicable grant date) of $250,000 (the "Annual Award"), which may be different from the award's actual grant date fair value. Annual Awards will vest on the earlier of the first anniversary of its grant date or the day before the next annual meeting of stockholders, subject to continued service to us through the applicable vesting date. Prior to amendment of our non-employee director compensation program on October 30, 2024, the intended "value" of Annual Awards was $200,000

Notwithstanding the vesting schedules described above, the vesting of each Initial Award and each Annual Award will accelerate in full upon a "change in control" (as defined in our 2012 Equity Incentive Plan) of Qualys.

Cash Compensation

Our non-employee director compensation program provides that each year, each non-employee director will receive a cash retainer of $35,000 for serving on our board of directors (the "Annual Retainer"). In addition to the Annual Retainer, the non-employee Chair of the Board is entitled to an additional cash retainer of $50,000. The chairpersons and members of our board's three standing committees are entitled to the following cash retainers each year:

Board Committee	Chairperson Retainer	Member Retainer
Audit and Risk Committee	$20,000	$10,000
Compensation and Talent Committee	15,000	7,500
Nominating and Governance Committee	10,000	5,000

Each non-employee director who serves as a committee chair will receive only the additional annual cash fee as the chair of the committee, and not the additional annual fee as a member of the committee. All retainers in cash are paid in four equal installments on a quarterly basis at the end of the applicable quarter, provided that the individual served as a non-employee director in the applicable capacity during the full quarter. If a director did not serve in the applicable capacity for the full quarter, retainers are pro-rated, unless otherwise approved by the board of directors.

Insider Trading Policies (Including Hedging and Pledging Policy)

We maintain insider trading policies and procedures governing the purchase, sale, and other dispositions of Company securities that are applicable to all of our directors, officers, employees and advisors (such as consultants and contractors), and all members of their immediate families and households. Our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards. Our insider trading policy prohibits, among other things, our non-employee directors and executive officers from trading in derivative securities (including hedging) with respect to our common stock, pledging Company securities as collateral, or holding company securities in a margin account. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

Stock Ownership Guidelines

In February 2019, we adopted our stock ownership guidelines that set minimum stock ownership requirements for our non-employee directors and executive officers, in order to more closely align their interests with the long-term interests of our stockholders. In October 2024, we amended our stock ownership guidelines to increase the number of shares of our common stock each non-employee director is required to own from a value equal to at least five times the value of his or her Annual Retainer to a value equal to at least six times the value of his or Annual Retainer (not including any additional fees received for committee service, board chair or lead independent director service, or meeting attendance). Only shares of the Company's common stock (including shares beneficially owned) count towards satisfaction of the stock ownership levels. Consistent with emerging best practices, vested and exercisable stock options do not count towards satisfying the guidelines.

Each non-employee director must satisfy his or her applicable ownership level by the later of (i) February 8, 2024 or (ii) five years after becoming a director. Compliance with these guidelines is measured based on the non-employee director's Annual Retainer and the closing market price of our common stock, in each case as of December 31st of each year (or the next trading day if December 31st is not a trading day). Unless and until a director has satisfied his or her applicable level of ownership, he or she is required to retain an amount equal to 50% of the shares received as the result of the exercise, vesting or payment of any equity awards after any shares are sold or withheld, as the case may be, to (i) pay any applicable exercise price for an equity award or (ii) satisfy withholding tax obligations arising in connection with the exercise, vesting or payment of an equity award. As of December 31, 2024, all of our non-employee directors were in compliance with our stock ownership guidelines or within the grace period for compliance. Mr. Berquist, who joined board in August of 2023, has until August of 2028 to be in compliance with our stock ownership guidelines.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Number of Directors; Board Structure

Our board of directors is currently composed of six members. Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. The term of the Class I directors expires at the Annual Meeting, the term of the Class II directors expires at the 2026 annual meeting, and the term of the Class III directors expires at the 2027 annual meeting.

Nominees

Our Nominating and Governance Committee has recommended, and our board of directors has approved Thomas P. Berquist and Kristi M. Rogers as nominees for election as Class I directors at the Annual Meeting. If elected, Mr. Berquist and Ms. Rogers will serve as Class I directors until the 2028 annual meeting of stockholders and until their successors are duly elected and qualified, subject to their earlier death, resignation, or removal. Each of the nominees currently serves on our board of directors as a Class I director. For information concerning the nominees, please see "*Board of Directors and Corporate Governance*" above.

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Mr. Berquist and Ms. Rogers, each of whom has consented to being named as a nominee in this proxy statement and to serve as a director, if elected. If, at the time of the Annual Meeting, any nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by our board of directors, unless the board chooses to reduce its own size. Our board of directors has no reason to believe that any of the nominees will be unable or will decline to serve if elected. If you are a street name stockholder and you do not give voting instructions to your broker, bank, or other nominee, your broker, bank, or other nominee will leave your shares unvoted on this matter.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH
OF THE NOMINEES NAMED ABOVE.**

Proxy Statement

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit and Risk Committee has appointed Grant Thornton LLP ("Grant Thornton"), independent registered public accountants, to audit our financial statements for our fiscal year ending December 31, 2025. Grant Thornton has audited our financial statements since 2005. At the Annual Meeting, our stockholders are being asked to ratify the appointment of Grant Thornton as our independent registered public accounting firm for our fiscal year ending December 31, 2025.

Our Audit and Risk Committee is submitting the selection of Grant Thornton to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. If the stockholders do not ratify the appointment of Grant Thornton, our board of directors may reconsider the appointment. Notwithstanding its selection and even if our stockholders ratify the selection, our Audit and Risk Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if it believes that such a change would be in the best interests of Qualys and its stockholders.

Representatives of Grant Thornton will be present at the Annual Meeting, and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for services rendered to Qualys by Grant Thornton for the fiscal years ended December 31, 2023 and 2024. During such fiscal years, Grant Thornton did not render any services to Qualys other than professional audit services.

	2023	2024
Audit Fees[1]	$1,898,387	$1,885,268

(1) Audit fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements and internal control over financial reporting, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory and regulatory filings.

Auditor Independence

In 2024, there were no other professional services provided by Grant Thornton that would have required the Audit and Risk Committee to consider their compatibility with maintaining the independence of Grant Thornton.

Audit and Risk Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board, or PCAOB, regarding auditor independence, our Audit and Risk Committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, the committee has established a policy for the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

Before engagement of the independent registered public accounting firm for the next year's audit, the independent registered public accounting firm submits a detailed description of services expected to be rendered during that year for each of the following categories of services to our Audit and Risk Committee for approval:

- *Audit services*. Audit services include work performed for the audit of our financial statements and internal control over financial reporting, the review of financial statements included in our quarterly reports, as well as work that is normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

- *Audit-related services*. Audit-related services are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not covered above under "audit services."

- *Tax services*. Tax services include all services performed by the independent registered public accounting firm's tax personnel for tax compliance, tax advice and tax planning.

- *Other services*. Other services are those services not described in the other categories.

Our Audit and Risk Committee pre-approves particular services or categories of services on a case-by-case basis. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the services must be pre-approved by the committee before the independent registered public accounting firm is engaged. Pre-approval fee levels or budgeted amounts for all services to be provided by the independent registered public accounting firm are established annually by the committee, and any proposed services exceeding these levels or amounts require specific pre-approval by the committee.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP.

PROPOSAL NO. 3
ADVISORY APPROVAL OF NAMED EXECUTIVE OFFICER COMPENSATION

The Securities Exchange Act of 1934, as amended (the "Exchange Act"), enables our stockholders to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed pursuant to Section 14A of the Exchange Act. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our Compensation and Talent Committee or our board of directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our Compensation and Talent Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our Compensation and Talent Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote, and our Compensation and Talent Committee will consider our stockholders' concerns and evaluate whether any actions are necessary to address those concerns.

We believe that the information provided in the "*Executive Compensation*" section of this proxy statement, and in particular the information discussed in the section entitled "*Executive Compensation—Compensation Discussion and Analysis—Philosophy and Objectives*" beginning on page 39 below, demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the named executive officers, as disclosed in the proxy statement for the Annual Meeting pursuant to the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion, and other related disclosure."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL,
ON AN ADVISORY BASIS, OF THE NAMED EXECUTIVE OFFICER COMPENSATION
AS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 4
APPROVAL OF AN AMENDMENT OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PERMIT THE EXCULPATION OF CERTAIN OFFICERS

Background

Since the mid-1980s the Delaware General Corporation Law ("DGCL") has permitted Delaware corporations (such as our Company) to limit or eliminate the personal liability of corporate directors for monetary damages resulting from a breach of the fiduciary duty of care, subject to certain limitations. These provisions are referred to as "exculpatory provisions" or "exculpatory protections." Such a provision with respect to our directors already is contained in Article VIII of our Amended and Restated Certificate of Incorporation.

Effective August 1, 2022, the DGCL was amended to enable Delaware corporations to provide similar exculpatory protection for certain officers. This decision was due in part to the recognition that both officers and directors owe fiduciary duties to corporations; however, until then, the DGCL only permitted exculpatory protections for directors. In addition, Delaware courts have experienced an increase in litigation in which plaintiffs attempted to exploit the absence of protection for officers to prolong litigation and extract settlements from defendant corporations.

In light of this update in the DGCL, we are proposing to amend our Amended and Restated Certificate of Incorporation to provide for the exculpation of certain of our officers from liability in specific circumstances, as permitted by the DGCL. The amended DGCL permits officer exculpation only for direct claims (and not for, e.g., derivative claims made by stockholders on behalf of the corporation) and does not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Our proposed amendment would permit exculpation of certain officers only to the extent permitted under the DGCL. Our proposed amendment would also provide that if the DGCL is later amended to authorize the further elimination or limitation of the liability of an officer, then the liability of our officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Corporate Governance Review

Our Nominating and Governance Committee and our board of directors considered the benefits and the consequences of this proposal, including:

- *The proposal remedies historical inconsistencies.* We believe that amending our Amended and Restated Certificate of Incorporation to provide for officer exculpation remedies the historically inconsistent treatment of officers and directors under the DGCL, to the fullest extent permitted by the DGCL.

- *The proposal is a balanced approach.* We also believe that eliminating personal monetary liability for officers under certain circumstances is reasonable and appropriate and will strike a balance between stockholders' interest in accountability and their interest in our Company being able to attract and retain quality officers to work on its behalf. Delaware corporations that fail to adopt officer exculpation provisions may experience a disproportionate amount of nuisance litigation and disproportionately increased costs in the form of increased director and officer liability insurance premiums, as well as diversion of management attention from the business of the corporation.

- *The proposal is necessary to assist in recruiting talented officers.* A number of companies have already adopted similar exculpation provisions, and our board of directors anticipates that similar exculpation provisions are likely to be adopted by our peers and others

with whom we compete for executive talent. If we fail to adopt the officer exculpatory protections now offered under Delaware law, prospective or current candidates may be deterred from serving as officers due to concerns with potential exposure to personal liability. This could negatively impact our ability to compete with other companies in recruiting and retaining qualified officer candidates.

- ***The proposal protects our future interests.*** We are not proposing this amendment in anticipation of any specific litigation confronting the Company or its officers, but are rather making such proposal on a prospective basis to help mitigate potential future harm to the Company and its stockholders.

Taking into account the scope of claims for which an officer's liability would be exculpated under the law, and the aforementioned benefits our board of directors believes would accrue to our Company and our stockholders, the Nominating and Governance Committee, as a result of the ongoing review of our corporate governance policies, has recommended that our board of directors approve the amendment of our Amended and Restated Certificate of Incorporation to permit officer exculpation in certain circumstances.

Based on this recommendation and the review and consideration undertaken by our board of directors, our board of directors has unanimously determined and declared that such an amendment is reasonable, advisable and does not unduly impact stockholder rights and, therefore, it is in the best interests of our Company and our stockholders to amend our Amended and Restated Certificate of Incorporation to provide such exculpation to the extent permitted by the DGCL and, in accordance with the DGCL, hereby seeks approval of the amendment of our Amended and Restated Certificate of Incorporation as described herein. However, even if the amendment is approved by our stockholders, our board of directors may, at any time prior to the effectiveness of the filing of the Certificate of Amendment with the Delaware Secretary of State, abandon the filing of such amendment without further action by our stockholders.

The proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation reflecting the foregoing amendment is attached as <u>Appendix A</u> to this proxy statement and is incorporated herein by reference.

Proposed Resolution

Accordingly, we ask our stockholders to vote "**FOR**" the following resolution at the 2025 Annual Meeting (new language is *underlined and italicized* for effect):

"RESOLVED, that the Company's stockholders approve an amendment to the Company's Amended and Restated Certificate of Incorporation to amend and restate Article VIII, Section 8.1 thereof in its entirety, to read as follows:

'8.1   Limitation of Personal Liability. To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director *or officer* of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director *or officer*. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors *or officers*, then the liability of a director *or officer* of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.'"

Vote Required

The approval of the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of officers requires the affirmative vote of a majority of the voting power of the outstanding shares of our capital stock entitled to vote on the proposal. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal.

If this Proposal 4 is not approved by the requisite vote of our stockholders, then the Certificate of Amendment will not be filed with the Secretary of State of the State of Delaware and our Amended and Restated Certificate of Incorporation will remain as is.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF AN AMENDMENT OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PERMIT THE EXCULPATION OF CERTAIN OFFICERS.

Proxy Statement

REPORT OF THE AUDIT AND RISK COMMITTEE

Our Audit and Risk Committee is a committee of our board of directors comprised solely of independent directors as required by the Nasdaq Listing Rules and rules of the SEC. Our Audit and Risk Committee operates under a written charter approved by our board of directors, which is available on our website at http://investor.qualys.com. The composition of the committee, the attributes of its members and the responsibilities of the committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The committee reviews and assesses the adequacy of its charter and the committee's performance on an annual basis.

With respect to the financial reporting process of the Company, the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. Grant Thornton LLP ("Grant Thornton") is responsible for auditing the Company's financial statements. It is the responsibility of our Audit and Risk Committee to oversee these activities. It is not the responsibility of the committee to prepare or certify our financial statements or guarantee the audits or reports of Grant Thornton. These are the fundamental responsibilities of management and Grant Thornton. In the performance of its oversight function, our Audit and Risk Committee has:

- reviewed and discussed the audited financial statements with management and Grant Thornton;

- discussed with Grant Thornton the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

- received the written disclosures and the letter from Grant Thornton required by applicable requirements of the PCAOB regarding the independent accountant's communications with our Audit and Risk Committee concerning independence, and has discussed with Grant Thornton its independence.

Based on its review and discussions with management and Grant Thornton, our Audit and Risk Committee recommended to our board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, for filing with the SEC.

Respectfully submitted by the members of the Audit and Risk Committee of the board of directors:

Thomas P. Berquist (Chair)
Wendy M. Pfeiffer
John A. Zangardi

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

Our commitment to solid governance, environmental stewardship, and social responsibility is essential to our business strategy and the creation of long-term value for our stakeholders. We believe these commitments to our people, stockholders, communities, and environment further build the trust and support of our customers, partners, employees, and stockholders, enabling us to grow our business profitably and meet the diverse needs of our constituents. Our approach to ESG management and disclosure is further informed by the SASB accounting standards (related to the Software and Information Technology Services industry) and the United Nations Sustainable Development Goals (SDGs) relevant to our business activities. We recognize that ESG risks are an important component of overall enterprise risk and we therefore identify and manage such risks accordingly. As such, we have developed our ESG Pillars of focus based on the risks and opportunities we believe are most impactful to our business over multiple time horizons. These pillars are summarized in the table below.

Qualys' ESG Pillars

Governance and Responsible Business Practices	Empowering Our Business and Customers	Supporting Our Team and Community	Sustainable Business Operations
We are committed to sound corporate governance and ethical business practices that build value and trust with all stakeholders.	Our goal is to delight our customers through innovative solutions that assist in reducing cyber risk.	We believe every employee makes a difference, and we strive to empower employees in their roles and support their career growth. We continuously work to strengthen our communities through volunteer efforts and charitable giving.	We are committed to reducing the environmental impact of our operations and to providing more environmentally friendly solutions for our customers through our cloud-based platform.

Governance of ESG

Our board of directors believes that oversight of ESG issues is a key responsibility of the entire board. Each of our board committees works closely with management to oversee ESG across our business operations in the areas aligned with their respective responsibilities. Our Nominating and Governance Committee oversees our ESG activities, programs, and public disclosures. Our Audit and Risk Committee has oversight responsibility of policies on risk assessment and risk management, including security, data privacy, reliability, business continuity and capacity matters. Our Compensation and Talent Committee oversees a range of human capital management practices, including matters relating to talent acquisition, compensation, benefits, training, and development, as well as employee inclusion.

ESG Governance Structure


Board of Directors
Nominating & Governance Committee
Oversight of Governance approach and reporting
Audit & Risk Committee
Oversight of risk assessment including security, data privacy, and business continuity
Compensation & Talent Committee
Oversight of human capital including training and development and DEI

Governance and Responsible Business Practices

We are committed to maintaining a strong corporate governance program that complies with regulations, reflects best practices, and continues to evolve as new expectations and opportunities emerge. Notable highlights include:

- Our board of directors acts in the best interest of our company and our stockholders, and meets or exceeds evolving regulatory, stockholder, business, and other requirements. Our board established our Corporate Governance Guidelines that together with board committee charters and our certificate of incorporation and bylaws, constitute the primary structure for governance of our company.
- Our Code of Business Conduct and Ethics applies to all directors, officers, employees of Qualys and our subsidiaries. Agents and contractors of Qualys are also expected to read, understand and abide by this code.
- In terms of responsible sourcing, we are committed to ensuring that no modern slavery or human trafficking is associated with our supply chains or with any part of our business. As part of our efforts, we participate in the following activities: (1) review procurement documentation to ensure it includes a requirement, as necessary, for our suppliers to confirm that they are not involved in modern slavery or human trafficking; (2) work to ensure that new suppliers declare that they are not involved in modern slavery or human trafficking; and (3) review our policies and training efforts to account for the requirements of the Modern Slavery Act of 2015.
- The Company annually conducts a reasonable country of origin inquiry and additional due diligence designed to conform with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the ''Framework''), in order to determine whether any ''Conflict Minerals'' contained in the Company's products originated from the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (collectively, the ''Covered Countries''), in an effort to ensure that Conflict Minerals are not included in the Company's products. We also work to prohibit our suppliers from profiting from the sale of ''Conflict Minerals'' that funds conflict in the ''Covered Countries'', and we require that our suppliers source these minerals from socially responsible suppliers.

Please see our Modern Slavery Act Statement, latest Form SD, Form 10-K, and ESG report for more information on these policies and related programs on our website at www.qualys.com.

Empowering Our Business and Customers

Cybersecurity and compliance constitute key parts of our business. Our customers look to Qualys to enable protection of their systems and applications from ever-evolving cyberattacks and to maintain compliance with related cybersecurity policies and regulations. We continually work to enhance the capabilities of our cybersecurity offerings. We hold ourselves to the highest standards regarding data security policies and customer privacy programs. Trust is the foundation of our business, and we take the responsibility to protect our customers' data and privacy very seriously.

Oversight of cybersecurity and customer data privacy at Qualys begins with our Board and the direct supervision of the Audit and Risk Committee. Our Chief Information Security Officer ("CISO") has management oversight of IT, platform, physical infrastructure, and product security, and other department leaders regularly update the Board on cybersecurity and customer privacy.

Consistent with our Board's and Management's cybersecurity and customer data privacy oversight, we have established an Information Security Management System ("ISMS") comprised of policies, procedures, and processes for assessing, identifying, and managing material risks from cybersecurity threats, and have integrated these processes into our overall enterprise risk management systems and processes. Our ISMS is aligned to generally accepted security standards and is certified by third-party auditors according to ISO/IEC 27001 standards. We routinely assess cybersecurity risks for materiality, including assessing any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We routinely conduct risk assessments to identify cybersecurity threats and weaknesses, as well as risk assessments of events that could potentially materially change our business practices and affect our information systems that could be impacted by cybersecurity threats and vulnerabilities. These risk assessments include the identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our CISO who reports to our Chief Executive Officer, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with human resources, IT, and management. Personnel at all levels and departments are made aware of our cybersecurity policies through periodic trainings.

We have established a Computer Security Incident Response Team ("CSIRT") that identifies security incidents, characterizes the nature and severity of incidents, and provides diagnostic and corrective actions when appropriate. The CSIRT is responsible for identifying, managing, and responding to security incidents against Qualys' infrastructure and corporate IT systems. The security measures the CSIRT employs are consistent with relevant requirements of the National Institute of Standards and Technology ("NIST"), Federal Risk and Authorization Management Program ("FedRAMP"), International Organization for Standardization ("ISO"), and Federal Information Security Management Act ("FISMA"). We have also adopted certain guidelines from NIST and the United States Computer Emergency Readiness Team.

Our Incident Response Program and Plan describes the major phases of an incident management lifecycle which includes the preparation, detection and analysis, containment, eradication and recovery, and post-incident activity. Qualys' 24x7 Cybersecurity Fusion Center and CSIRT conduct Incident Response Plan testing and training on a periodic basis through tabletop exercises or simulated attack scenarios. This testing appraises our readiness to respond to such scenarios and tests the completeness and accuracy of the incident response plan. The Cybersecurity Fusion Center and CSIRT teams drive these exercises to participants via various cyber security incident scenarios in the form of multiple injects. Exercise participants primarily consist of members from various Qualys departments such as security operations, IT operations, network operations, and other departments depending on the selected scenario.

We have also established a Product Security Incident Response Team ("PSIRT") that identifies, assesses, and responds to security incidents, risks, and vulnerabilities associated with Qualys' commercial products. The Qualys PSIRT investigates vulnerabilities and incidents across the entire Qualys product portfolio. PSIRT coordinates product impact assessments and fixes based on industry standards such as the Common Vulnerabilities and Exposure ("CVE") and Common Vulnerability Scoring System ("CVSS"). PSIRT operates in alignment with relevant requirements and industry standards and coordinates its activities with the CSIRT.

We routinely evaluate the risks posed by third-party providers and engage with those whom fail to comply with our relevant contract requirements, or when we feel further action is needed to keep our risk levels within approved tolerance levels.

We engage assessors, consultants, auditors, and other third parties in order to obtain external validation for effectiveness and adequacy of our security posture in compliance with regulatory requirements. These service providers attest to our organization-wide design and implementation of cybersecurity policies and procedures, and annually monitor such policies and procedures from a safety perspective.

Please see our 2024 annual report on Form 10-K, and our ESG report for more information on these policies and related programs on our website at www.qualys.com.

Supporting Our Team and Community

We are committed to fostering a culture of diversity, equity, and inclusion, and we promote and practice diversity and inclusion. We seek to continue to improve our hiring, development, advancement, and retention of diverse talent and to foster an inclusive workplace. In addition to having more than 50% of the executive team from underrepresented communities, we are also continuing to improve diversity among our growing workforce, with over half of our US-based employees from underrepresented communities.

Qualys searches the globe for top talent in an effort to recruit and hire diverse individuals with a variety of skills, experiences, and backgrounds.

Employee Engagement, Training, and Development. We require our employees and managers to participate in myriad training programs directed at maintaining a harassment-free, diverse, and secure workplace. With our diverse employee population, we uphold the rights to work in an environment that promotes equal opportunity and prohibits discriminatory practices against race, color, national origin, ancestry, medical condition, religious creed (including religious dress and grooming practices), marital

status, registered domestic partner status, sex, sexual orientation, gender identity and expression, genetic characteristics and information, age, veteran status, or any other protected characteristic. Creating a respectful workplace and preventing harassment to our employees remain our on-going commitment.

Investing in employees is critical to our success. Qualys employees participate in an onboarding program to integrate new hires into role-specific functions and company culture. Qualys offers managers and employees various training courses as needed. To support career growth inside and outside Qualys, we offer free self-paced and instructor-led certified training on core Qualys topics, giving employees an opportunity to achieve certifications and job-related courses. In 2024, we made a strategic investment in LinkedIn Learning to provide all employees and managers with a plethora of courses tailored to enhance their skills, broaden their knowledge, fuel their career ambitions, and reach their full potential.

To allow for open dialogue between employees and managers, we conduct formal employee reviews each year. Corrective action plans are developed for employees who may be struggling to meet their job responsibilities. Employee performance is considered during compensation reviews. In addition to formal reviews, our Human Resources team regularly meets with managers to check in with teams and conducts exit interviews globally.

Benefits and Compensation. We understand that providing competitive compensation and benefits plays a critical role in attracting and retaining the best available personnel. That is why we offer robust compensation and benefits to our employees, including competitive base salaries, variable pay and equity awards, and generous benefits packages. To support the health and wellness of our workforce, Qualys offers premium health coverage with minimal out-of-pocket contributions for our employees. Qualys aims to maintain a healthy work-life balance and provide resources to support our employees' mental and physical well-being. Our global employees and their families have access to the Employee Assistance Program (EAP) at no charge, offering counseling sessions on many topics, including mental health, substance abuse, grief and loss, financial or workplace issues, and more.

Qualys maintains a Compensation and Talent Committee of the Board of Directors to oversee the company's compensation policies, plans and benefits programs, and overall compensation philosophy. The Committee approves CEO and executive officers' compensation plans, and reviews, approves, and administers various employee benefit plans, among other duties. As part of its ongoing review of the performance criteria and compensation of designated key executives, the Compensation and Talent Committee also meets annually with the CEO, the Company's chief human resources executive, and any other corporate officers as it deems appropriate.

Community Engagement. We value the communities that support our operations and have several company and employee-led initiatives to support the communities in which we operate. As part of our strategic efforts to build a more educated and diverse workforce and support the management of climate risk, our community initiatives In 2024, our efforts were centered on advancing education, technology, local communities, and environmental initiatives. For example, we provided scholarships for women in Science, Technology, Engineering, and Mathematics (STEM), partnered with nonprofit organizations to provide back-to-school backpacks to underserved youth in our community, and donated to food drives and holiday fundraisers to support local families in need, among other initiatives. Our employees participated in environmental initiatives such as World Environment Day that encourage awareness and action for the protection of the environment, in addition to taking part in local clean-up activities across the world.

Our company culture is one of generosity and empathy, and we are proud of our employees who volunteer their time and resources to make a difference in the communities we serve. We believe that by giving back, we are not only making a positive impact on the world but also creating a better place for our employees, customers, and partners to live and work.

Please see our 2024 annual report on Form 10-K, and our ESG report for more information on these policies and related programs on our website at www.qualys.com.

Sustainable Business Operations

Qualys products, delivered via our multi-tenant cloud platform, enable improved environmental sustainability for our customers. In particular, our cloud-based solutions minimize the number of physical servers our customers have to deploy within their own environments, reducing energy consumption on their end. Qualys Cloud Apps, delivering rich content and dashboards visible on any device, also reduce paper and printing costs for our customers.

Our environmental, health and safety systems, processes and tools in place across our footprint enable Qualys to meet or exceed governmental and industry requirements. We strive to consistently improve how we operate our platforms in energy-efficient networks and data centers as well as pursue sustainability initiatives that reduce energy, waste and materials consumption. We have 14 multi-tenant platforms across the world, six of which are in collocated facilities. The others are hosted in public cloud environments. Though data centers are inherently energy-intensive, utilizing collocated facilities allows us to leverage economies of scale for power and cooling. In addition, most of our third-party providers continue to advance their own sustainability programs to reduce their environmental impact.

Please see our 2024 annual report on Form 10-K, and our ESG report for more information on these policies and related programs on our website at www.qualys.com.

No Incorporation by Reference

This proxy statement includes several website addresses or references to additional company reports or resources found on our corporate website. These website addresses are intended to provide inactive, textual references only. The information on these websites, including the information contained in those reports or resources, is not part of this proxy statement and is not incorporated by reference in this proxy statement.

EXECUTIVE OFFICERS

The following table identifies certain information about our executive officers as of April 23, 2025. Officers are elected by our board of directors to hold office until their successors are elected and qualified.

Name	Age	Position
Sumedh S. Thakar	49	Director, President and Chief Executive Officer
Joo Mi Kim	44	Chief Financial Officer
Bruce K. Posey	73	Chief Legal Officer and Corporate Secretary

Sumedh S. Thakar is also a director of Qualys. Please see the section titled "*Board of Directors and Corporate Governance*" for his biography.

Joo Mi Kim has served as our Chief Financial Officer since June 2020. Ms. Kim rejoined us from Impact, a partnership automation technology company, where she served as Chief Financial Officer from September 2019 to June 2020. Ms. Kim previously served as Chief Financial Officer of Aera Technology, an enterprise cognitive technology company, from June 2018 to July 2019, and as Vice President, FP&A, Investor Relations and Operations at Qualys from June 2016 to June 2018. From July 2015 to June 2016, Ms. Kim was Senior Director of Finance at Zynga, a social gaming company. From 2014 to 2015, she was Director of Finance at Anaplan, a planning and performance management platform provider, and from 2012 to 2014, she was Vice President, Finance and Corporate Operations at mLab. Earlier in her career, Ms. Kim was an associate at Foros, an investment bank, from 2009 to 2012, and at J.P. Morgan from 2008 to 2009. Ms. Kim began her career as an economic consultant at Ernst & Young from 2003 to 2006. Ms. Kim holds a Bachelor of Arts degree in Economics from the University of Chicago and Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

Bruce K. Posey has served as our Chief Legal Officer since October 2021 and our Corporate Secretary since June 2012. Mr. Posey was previously our Vice President and General Counsel from May 2012 to October 2021. From December 2011 to May 2012, Mr. Posey served as Senior Vice President, General Counsel and Corporate Secretary of IntelePeer, Inc. From January 2009 to December 2011, Mr. Posey served as Senior Vice President, General Counsel and Corporate Secretary at Openwave Systems, Inc. From July 2002 to January 2009, Mr. Posey served as Senior Vice President, General Counsel and Corporate Secretary at iPass. Mr. Posey holds a Bachelor of Science degree from the University of Oregon and a Juris Doctor degree from the University of Michigan Law School.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of the material components of our executive compensation program. The following individuals are collectively referred to in this Compensation Discussion and Analysis and the accompanying compensation tables as the "named executive officers" ("NEOs"):

Name	Position
Sumedh S. Thakar	Director, President and Chief Executive Officer ("CEO")
Joo Mi Kim	Chief Financial Officer
Bruce K. Posey	Chief Legal Officer and Corporate Secretary

Overview

Business Highlights

We are a leading provider of disruptive cloud-based Information Technology ("IT"), security, and compliance solutions enabling organizations to identify security risks to their IT infrastructures, help protect their IT systems and applications from ever-evolving cyber-attacks and achieve compliance with internal policies and external regulations. Our natively integrated cloud solutions address the growing IT, security and compliance complexities and risks that are amplified by the dissolving boundaries between internal and external IT infrastructures and web environments, the rapid adoption of cloud computing, containers and serverless IT models, and the proliferation of geographically dispersed IT assets.

IT infrastructures are more complex and globally-distributed today than ever before, as organizations of all sizes increasingly rely upon a myriad of interconnected information systems and related IT assets, such as servers, databases, web applications, routers, switches, desktops, laptops, other physical and virtual infrastructure, and numerous external networks and cloud services. The predominant approach to IT security has been to implement multiple disparate security products that can be costly and difficult to deploy, integrate and manage and may not adequately protect organizations. As a result, we believe there is a large and growing opportunity for comprehensive cloud-based IT, security and compliance solutions delivered in a single platform.

We intend to leverage our innovation, extensive expertise and position as a trusted provider of cloud-based IT, security and compliance solutions to continue to grow our revenues and maintain strong profitability. In 2024,

- Revenues increased by 10% to $607.6 million, as compared to $554.5 million in 2023;

- Net income increased by 15% to $173.7 million, which represents 29% of our 2024 revenues, as compared to $151.6 million in 2023, which represents 27% of our 2023 revenues;

- Adjusted EBITDA* (a non-GAAP financial measure) increased by 9% to $282.8 million, which represents 47% of our 2024 revenues, as compared to $259.1 million in 2023, which represents 47% of our 2023 revenues; and

- Earnings Per Share ("EPS") increased by 15% to $4.65, as compared to $4.03 in 2023. Non-GAAP EPS* increased by 16% to $6.13, as compared to $5.27 in 2023.

* Appendix B contains a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.



Executive Compensation Highlights

Consistent with our "pay-for-performance" philosophy, our non-equity incentive plan pays cash compensation based on achievement of bookings, revenue growth and non-GAAP EPS. The Compensation and Talent Committee selected these three metrics, which measure sales growth and profitability, as the corporate performance metrics that best support our annual operating plan and represent drivers of stockholder value creation. In 2024, the non-equity incentive plan paid out at approximately 81% of target.

As for equity incentive plan, we grant annually a mix of time-based RSUs and PRSUs, whereby RSUs are set to vest over four years subject to continued service and PRSUs are set to vest annually over three years subject to achievement of respective year's annual performance targets: revenue growth and adjusted EBITDA margin. The Compensation and Talent Committee selected these metrics as the best drivers of our long-term value creation. In 2024, PRSUs earned based on 2024 calendar year performance was approximately 103% of target. Following the timing change to our equity award goal setting process described further below, each of the three PRSU tranches using a 2024 performance period (in connection with equity awards we approved in 2021, 2022, and 2023) were considered granted in 2024 and are included in this year's Summary Compensation Table.

Historically, our board of directors or the Compensation and Talent Committee approved our annual performance goals that would be used for the PRSU component of the equity award for the next year, in the fourth quarter of the preceding year. During 2023, our board of directors continued this practice of approving the target value of PRSUs for 2024 in October 2023, but decided to move the approval of the performance goals to be used for the PRSU component to February 2024. This change was made so that our board of directors and the Compensation and Talent Committee has the benefit of a complete view of year end results and a more refined forecast when approving our performance goals, which improves their ability to set appropriately calibrated goals.



As a result of this change, certain tranches of PRSUs will be considered granted in the first quarter of the corresponding performance year, while our annual RSU awards will continue to be considered granted in the year of approval (generally, October of each year). The result of this change in 2024 is that there were three tranches of PRSUs considered granted to NEOs in 2024 for purposes of ASC Topic 718. This is illustrated in the chart below, where each row represents the annual grant approved by our Compensation and Talent Committee, and each column represents the year the grant is reported in the Summary Compensation Table. As a result, the Year 1, Year 2 and Year 3 tranches for PRSU awards for which the target number of PRSUs were approved in October 2024, 2023 and 2022, respectively, are considered granted in January 2025 for purposes of ASC Topic 718 and will be reported in the Summary Compensation Table in next year's proxy statement.

Committee Approval Date	Performance Period	Performance Measurement Period / Proxy Reporting Year						
		FY21	FY22	FY23	FY24	FY25	FY26	FY27
Oct-21	'22-'24	'21 RSUs + '21 PSU Year 1	'21 PSU Year 2		'21 PSU Year 3			
Oct-22	'23-'25		'22 RSUs + '22 PSU Year 1		'22 PSU Year 2	'22 PSU Year 3		
Oct-23	'24-'26			'23 RSUs	'23 PSU Year 1	'23 PSU Year 2	'23 PSU Year 3	
Oct-24	'25-'27				'24 RSUs	'24 PSU Year 1	'24 PSU Year 2	'24 PSU Year 3
SCT Reporting of Intended Compensation		RSUs + PSUs	RSUs + PSUs	'23 RSUs only	'24 RSUs + 21-23 PSUs	'25 RSUs + '22-24 PSUs	'26 RSUs + '23-25 PSUs	→

◎ = Timing of PSU goal determination

● = Performance measurement period

To ensure transparency and clarity to our shareholders, we are providing a supplemental Compensation Table in the CD&A (see page 50), as well as providing the detail in the footnotes of the Summary Compensation Table (see the footnotes of page 56).

This change is discussed in more detail in the section entitled "*Equity Compensation*" of the *Executive Compensation Program Components*, and in the section entitled "*2024 Summary Compensation Table*".

Philosophy and Objectives

Our compensation philosophy is to provide programs that attract and retain the best available personnel for positions of substantial responsibility, provide incentives for such persons to perform to the best of their abilities, and promote the success of our business.

Good Pay and Governance Practices

We maintain the following good executive pay and corporate governance policies and practices:

What we do ✓

✓ *We balance near- and long-term strategic objectives by providing a mix of cash and equity incentives*

✓ *We cap non-equity incentive awards at 125% of target for all of our named executive officers, subject to achievement of challenging performance metrics*

✓ *A substantial portion of our named executive officers' equity awards is performance-based equity with vesting and release of the PRSU awards capped at 100% of target performance for each of the first two years of the performance period. Cumulative achievement over 100% is vested and released along with the achievement for the third performance period, subject to the continued service by the named executive officer through the date that performance is certified*

✓ *We audit our incentive plan processes, results, and payments on a regular basis*

✓ *We hold an annual stockholder advisory vote to approve our named executive officers' compensation and we engage with stockholders and respond to their feedback on our executive compensation program*

✓ *We adopted stock ownership guidelines for our non-employee directors and executive officers*

✓ *We maintain clawback and compensation recovery policies for our former and current executive officers that comply with Exchange Act Rule 10D-1 and the applicable Nasdaq Listing Rules and also provide the ability to clawback an executive officer's performance-based compensation in the event of misconduct related to a financial restatement*

✓ *We prohibit hedging and pledging of our common stock by all directors, officers, employees and agents (such as consultants and independent contractors) of the Company as well as related parties*

✓ *Our Compensation and Talent Committee is made up solely of independent directors and makes all executive compensation decisions*

✓ *We review our Compensation and Talent Committee charter on a regular basis*

What we are not doing ✗

x *We do not offer tax "gross-ups" to any of our named executive officers*

x *We do not pay dividends on unvested equity awards*

x *We do not offer special executive retirement plans to our named executive officers or other executives*

x *We do not guarantee salary increases for our named executive officers*

x *We have a policy to not make severance payments to named executive officers who voluntarily terminate their employment*

Overview of Stockholder Engagement Process

Engagement Prior to Annual Meeting

➢ Publish annual report and proxy statement, highlighting recent Board and Company activities
➢ Seek feedback on matters for stockholder consideration



Annual Meeting

➢ Provide environment for direct engagement among Board members, senior management, and stockholders
➢ Opportunity for stockholders to ask questions about the Company
➢ Determine voting results for Company and stockholder proposals





Off-Season Engagement and Evaluation of Best Practices

➢ Engage with stockholders and other stakeholders to better understand their viewpoints and inform discussions in the boardroom
➢ Evaluate potential changes to environmental, social, governance and executive compensation practices in light of stockholder feedback and review of practices



Post Annual Meeting

➢ Discuss vote outcomes in light of existing practices, as well as feedback received from stockholders during the proxy season
➢ Review corporate governance trends, recent regulatory developments and the Company's own corporate governance documents, policies and procedures
➢ Determine topics for discussion during off-season stockholder engagement

Stockholder Engagement and Advisory Vote on Named Executive Officer Compensation

Our Compensation and Talent Committee considers the results of the annual stockholder advisory vote on the compensation of our named executive officers ("Say on Pay") and stockholder feedback on our executive compensation program as part of its annual executive compensation review. In 2024, our "Say on Pay" proposal received nearly 93% support (excluding abstentions and broker non-votes) and we continued to reach out to our stockholders to discuss our compensation programs. Based on this strong stockholder support and the positive feedback we received during our stockholder outreach, our Compensation and Talent Committee determined to maintain the parameters of our existing executive compensation program and policies. We will continue to incorporate stockholder feedback into our compensation structure in future years as applicable.

In addition to our ongoing dialogue with our stockholders on our strategy and value proposition, we reached out to 38 of our top stockholders in early 2025 to discuss our executive compensation program and other ESG initiatives. These top 38 stockholders held approximately 72% of our outstanding stock as of December 31, 2024. Eight stockholders, representing approximately 35% of our outstanding stock as of December 31, 2024, accepted our invitation for engagement.

Our outreach included 38 of our top stockholders who held 72% of our outstanding stock as of December 31, 2024

% Qualys Stock Ownership



35% We engaged with stockholders to discuss governance and executive compensation

37% Stockholders either confirmed that they had no concerns, did not accept a meeting request, or did not respond

Compensation-Setting Process

Role of the Compensation and Talent Committee

Our Compensation and Talent Committee oversees our overall compensation philosophy, compensation plans, and benefits programs. Our Compensation and Talent Committee is responsible for reviewing, approving, and administering our annual and long-term incentive compensation plans and our employee benefit plans and for administering our equity incentive plans.

To this end, our Compensation and Talent Committee establishes the performance objectives and certifies the performance achievement under our annual and long-term incentive compensation plans and approves the grant of equity awards under our equity incentive plans. Our Compensation and Talent Committee also reviews on a periodic basis the operations of our executive compensation program to determine whether they are properly coordinated and achieving their intended purposes. If our Compensation and Talent Committee determines that any aspect of our executive compensation program yields payments and benefits that are not reasonably related to executive and corporate performance, the committee may take steps to modify the program.

Role of Compensation Consultants

Our Compensation and Talent Committee has authority to engage independent outside consultants and obtain input from our management team, other employees, and external advisers. In 2024, our Compensation and Talent Committee engaged Compensia, Inc., a national compensation consulting firm to assist us with respect to the compensation of our executive team, including our named executive officers.

Compensia provided a report on regulatory developments, proxy advisory policy changes, and trends in short-term and long-term incentive compensation program design. Compensia further provided data on the compensation provided to executives in our compensation peer group (as described below) and the competitive market in general. This data was considered by our Compensation and Talent Committee in setting executive compensation in 2024. This process involved Compensia analyzing, reviewing and providing guidance to our Compensation and Talent Committee regarding (i) the compensation peer group and (ii) various elements of our executive compensation program based on a comparison of the base salary, target total cash compensation (i.e., base salary plus target non-equity incentive plan compensation), annual long-term incentive values, and target total direct compensation (i.e., target total cash compensation plus equity awards) we provide to our named

executive officers against that provided by our compensation peer group to similarly situated executives. Compensia also provided data on market practices relating to stock ownership guidelines for executives and non-employee directors and data on our compensation peer group's non-employee director compensation, short-term and long-term incentive compensation program design, and equity utilization, as well as reports on executive compensation trends and regulatory developments.

In 2024, Compensia did not provide any services to us or receive any payments from us, except in its capacity as a consultant to our Compensation and Talent Committee. Based on the consideration of the various factors as set forth in the rules of the SEC and the Nasdaq Stock Market, our Compensation and Talent Committee believes that its relationship with Compensia and its work on behalf of the committee has not raised any conflicts of interest.

Role of Management

During 2024, Mr. Thakar, Ms. Kim, Mr. Posey, and Ms. Rima Touma Bruno, our Chief Human Resources Officer, typically attended our Compensation and Talent Committee's meetings. Our Compensation and Talent Committee may invite to its meetings any other person that it deems appropriate. No named executive officer attends the portions of a meeting during which decisions regarding his or her compensation are made, and the Compensation and Talent Committee regularly meets in executive sessions without any members of management present.

Peer Companies

On an annual basis, our Compensation and Talent Committee approves a list of peer companies for the committee to use in conducting a competitive market analysis of executive officer compensation. To represent the market in which we compete for talent, we consider four primary company selection characteristics in determining the peer group each year:

1. Size: Similarly-sized publicly-traded companies in terms of annual revenues and market capitalization.

2. Industry: Application Software or Systems Software GICS sub-industry.

3. Growth: Companies with strong revenue growth and high market capitalization to revenue ratios.

4. Location: Companies headquartered in Northern California.

In April 2024, with the assistance of Compensia, our Compensation and Talent Committee reviewed our compensation peer group based on our peer group selection criteria. This resulted in adding two new companies (Fastly, Inc. and Gen Digital, Inc.) to the peer group and removing two companies from the peer group (New Relic, Inc. and Splunk, Inc., each of which are no longer publicly-traded). The following is a list of the public companies that our Compensation and Talent Committee used to set cash and equity compensation beginning in 2024:

Compensation Peer Group		
Altair Engineering Inc.	Five9, Inc.	Paycor HCM, Inc.
AppFolio, Inc.	Gen Digital, Inc.	Rapid7, Inc.
BlackLine, Inc.	Guidewire Software, Inc.	SecureWorks Corp.
Confluent, Inc.	HashiCorp, Inc.	SentinelOne, Inc.
CrowdStrike Holdings, Inc.	HubSpot, Inc.	Tenable Holdings, Inc.
Elastic N.V.	PagerDuty, Inc.	Varonis Systems, Inc.
Fastly, Inc.	Palo Alto Networks, Inc.	

Use of Peer Data

Our Compensation and Talent Committee uses the compensation peer group and market data provided by Compensia (including custom cuts of survey data from Radford) to obtain a general understanding of compensation practices within our compensation peer group and the competitive market in general. In setting the various elements of compensation for the named executive officers, our Compensation and Talent Committee reviewed base salary, target total cash compensation (i.e., base salary plus target non-equity incentive plan compensation), annual long-term incentive values, and target total direct compensation (i.e., target total cash compensation plus equity awards). We believe that considering peer group compensation data is important because it allows us, alongside other considerations that we detail below for each pay element, to provide compensation that, as a complete package, is appropriate for each named executive officer.

Pay Mix

As shown in the charts below, a significant portion of the target total direct compensation (which consists of base salary, target bonus opportunity, the intended value of the time-based RSUs approved by our board of directors in October 2024, and the intended target value of the PRSUs approved by our board of directors in October 2024, as discussed in the "*Executive Compensation Program Components*" section below) for the named executive officers is performance-based compensation (50% for the CEO, Mr. Thakar, and 31% for Ms. Kim and Mr. Posey, who were the only other named executive officers for 2024). For the chart showing the target total direct compensation of Ms. Kim and Mr. Posey, each figure was separately calculated for each named executive officer, and the percentages shown in the chart represent the average of the figures for the two named executive officers.



CEO 2024 Target Compensation Structure

- Base Salary 3.7%
- Non-Equity Incentive Plan Compensation 3.7%
- Performance-Based Compensation 50.0%
- Cash Compensation 7.4%
- RSUs 46.3%
- PRSUs 46.3%

Other NEOs Average 2024 Target Compensation Structure

- Base Salary 7.8%
- Non-Equity Incentive Plan Compensation 4.2%
- Performance-Based Compensation 30.6%
- Cash Compensation 12.0%
- RSUs 61.6%
- PRSUs 26.4%

Executive Compensation Program Components

The following sections describe each component of our executive compensation program as summarized in the table below, provide the rationale for each component, and explain how the compensation amounts and awards were determined for 2024.

Element of Compensation	Basis for Providing Element
Base Salary	To provide market competitive compensation to our named executive officers for services based on their experience and past performance
Non-Equity Incentive Plan Compensation	To motivate and reward our named executive officers for achieving annual financial and operational objectives that drive increased stockholder value
Equity Compensation	To align our named executive officers' interests with the long-term interests of our stockholders and to promote the retention of our named executive officers
Non-Cash and Non-Equity Benefits	To provide for the safety and wellness of our named executive officers
Change in Control and Severance Payments and Benefits	To promote the retention of our named executive officers and, in the case of change in control payments and benefits, incentivize them to identify and execute economic transactions for the benefit of our stockholders

Base Salary

Base salary is the primary fixed component of our named executive officers' compensation. We use base salary to compensate our named executive officers for services rendered during the year and to ensure that we remain competitive in attracting and retaining executive talent. A named executive officer's base salary at hire is determined through arm's-length negotiation. Our Compensation and

Talent Committee typically reviews and considers adjustments to our named executive officers' base salaries on an annual basis. When doing so, our Compensation and Talent Committee considers factors such as the named executive officer's experience, skills, knowledge, responsibilities, and performance and the prevailing market conditions.

Our Compensation and Talent Committee reviewed our executive compensation program, including base salary for our named executive officers. The committee evaluated the peer group compensation data provided by Compensia and determined, based on its judgment, that we were providing target compensation below current market compensation. The committee approved increases to the base salaries of our named executive officers effective as of November 1, 2024. Each named executive officer's base salary during 2024 is listed in the table below.

Named Executive Officer	Base Salary at Start of 2024	Base Salary at End of 2024
Sumedh S. Thakar	$600,000	$610,000
Joo Mi Kim	450,000	460,000
Bruce K. Posey	380,000	390,000

The total base salaries paid to our named executive officers during 2024 are set forth in the section entitled "2024 *Summary Compensation Table*" below.

Non-Equity Incentive Plan Compensation

2024 Corporate Bonus Plan

To motivate and reward our named executive officers to achieve our annual financial and operational objectives and our long-term strategic and growth goals, we provide cash incentive compensation to them based on meeting one or more corporate performance objectives. The objectives change from year to year as we grow and market conditions evolve and different priorities are established, but our Compensation and Talent Committee selects challenging objectives that are achievable only by strong performance.

Our named executive officers participated in our 2024 Corporate Bonus Plan, which provided them with an opportunity to receive formula-based incentive amounts on a quarterly basis. Our Compensation and Talent Committee decided this was the most appropriate measure of time to determine achievement of our short-term objectives because it aligns with the time periods for which we give external guidance.

Our Compensation and Talent Committee typically reviews and considers adjustments to our named executive officers' target bonus opportunities on an annual basis. When doing so, our Compensation and Talent Committee considers factors such as the prevalent practices among our peer group companies, the mix of our target pay program between fixed vs. variable compensation and cash vs. equity compensation, internal equity among our executive officers, and recent company and individual performance. In October 2024, we increased the target bonus percentages for Ms. Kim and Mr. Posey, effective for the Q4 performance period and as set forth in the table below.

The target bonus opportunity under the 2024 Corporate Bonus Plan, expressed as a percentage of each named executive officer's base salary for that quarter as of the last day of the applicable quarter, of each named executive officer that participated in the 2024 Corporate Bonus Plan is listed in the table below.

Named Executive Officer	Target Bonus Percentage for Q1	Target Bonus Percentage for Q2	Target Bonus Percentage for Q3	Target Bonus Percentage for Q4
Sumedh S. Thakar	100%	100%	100%	100%
Joo Mi Kim	50%	50%	50%	75%
Bruce K. Posey	50%	50%	50%	60%

For 2024, the performance metrics used to determine bonuses continued to be (i) growth in our bookings for the applicable quarter over the same quarter of the prior year, (ii) growth in revenues over the same quarter in 2023 and (iii) non-GAAP earnings per diluted share, with all three metrics weighted equally. Our Compensation and Talent Committee selected these three metrics, which measure sales growth and profitability, as the corporate performance metrics that best supported our annual operating plan and represent drivers of stockholder value creation. For each of the three equally-weighted metrics, the payout percentage was capped at 125% of target.

These three metrics were calculated as follows:

- Bookings was calculated as the sum of subscribed revenues for all new, renewal and upsell subscriptions contracted by customers and channel partners in each quarter. The subscribed revenues were based on the amount of subscription contracted if the term is one year or less and were capped at one year's worth of subscribed revenues if the subscription term exceeds one year. The bookings growth measure is an internal measure and is a non-GAAP financial measure for which there is no directly comparable GAAP measure.

- Revenues was determined in accordance with GAAP and set forth in our quarterly and annual financial statements.

- Non-GAAP earnings per diluted share measure was calculated as GAAP net income adjusted for (i) stock-based compensation expense, (ii) amortization of acquired technology, (iii) non-recurring charges such as acquisition related expenses and (iv) the related income tax effects of these adjustments, divided by weighted average shares (diluted) for the applicable quarter. Appendix B contains a reconciliation of this non-GAAP financial measure to its most directly comparable GAAP measure.

For each of the three metrics, performance may be adjusted to remove the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle, asset write-downs, litigation, claims, judgments or settlements, the effect of changes in tax law or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs. These exclusions are intended so that performance can be evaluated on organic foreseeable results rather than extraordinary transactions outside the scope of the Compensation and Talent Committee's forecasts. The Compensation and Talent Committee made no adjustments to any of these metrics in 2024.

The target award amounts for our named executive officers in each quarter of 2024 were as follows:

2024 Corporate Bonus Plan Target Awards					
Named Executive Officer	Q1 Target	Q2 Target	Q3 Target	Q4 Target	Total Target
Sumedh S. Thakar	$150,000	$150,000	$150,000	$152,500	$602,500
Joo Mi Kim	56,250	56,250	56,250	86,250	255,000
Bruce K. Posey	47,500	47,500	47,500	58,500	201,000

Each named executive officer's bonus is paid as a percentage of his or her target bonus opportunity amount based on the weighted average of the payout percentages for each applicable measure. To be eligible for a quarterly bonus payment under our 2024 Corporate Bonus Plan, an individual must be employed as of the last working day of the quarter.

For each of the three equally-weighted metrics, the payout percentage was capped at 125% of target. In 2023 and previous years, the payout percentage overall and for each metric was capped at 100% of target. Our Compensation and Talent Committee believed that increasing the maximum payout to 125% of target for achieving the top end of the targets would be sufficiently challenging and incentivize top-end performance, and remains well within common practices among our peer group. Payout could be zero if performance is below minimum levels for all three measures.

The following table shows the level of achievement of each quarterly performance target under our 2024 Corporate Bonus Plan and the corresponding payout for each of these quarterly performance targets:

	Q1			Q2			Q3			Q4		
	Target	Actual	Payout	Target	Actual	Payout	Target	Actual	Payout	Target	Actual	Payout
Bookings Growth	5.9%	*	87%	11.3%	*	—%	8.3%	*	125%	16.8%	*	41%
Revenue Growth	12.1%	11.6%	72%	10.4%	8.4%	—%	9.8%	8.4%	54%	10.4%	10.1%	95%
Non-GAAP EPS	$1.39	$1.45	125%	$1.41	$1.52	125%	$1.34	$1.56	125%	$1.34	$1.56	125%
Weighted Payout			95%			42%			101%			87%

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* With respect to actual bookings growth rate, as noted above, this is an internal measure that we do not disclose for several reasons, including our belief that disclosure would result in competitive harm to the Company. If the results were disclosed, we believe the information would provide competitors with insights into our operations and sales compensation programs that would be harmful to us.

Based on the achievement against the applicable performance metrics discussed above, the quarterly and aggregate actual amounts awarded to our named executive officers for 2024 were as follows:

2024 Corporate Bonus Plan—Actual Award Amount					
Named Executive Officer	Q1 Award Amount	Q2 Award Amount	Q3 Award Amount	Q4 Award Amount	Total Amount[1]
Sumedh S. Thakar	$142,050	$62,550	$151,800	$132,523	$488,923
Joo Mi Kim	53,269	23,456	56,925	74,951	208,601
Bruce K. Posey	44,983	19,808	48,070	50,837	163,698

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(1) In 2024, the non-equity incentive plan paid out at approximately 81% of target.

Equity Compensation

We use equity awards to incentivize and reward strong long-term corporate performance and to align the interests of our named executive officers with those of our stockholders. Continuing the practice we introduced in 2021 based on feedback from our stockholders, the equity award grants for our named executive officers that were approved in 2024 were a mix of time-based RSU and PRSUs. RSUs serve to retain our named executive officers over the long-term and align with our objective of long-term stockholder value creation. PRSUs drive long-term stockholder value creation and more strongly align our named executive officers' interests with the interests of the Company and its stockholders. The PRSUs will provide significant value to our named executive officers only if the Company achieves specific operational goals since the PRSUs will vest only if these goals are achieved. As discussed in "*Executive Compensation Highlights*" above, the Compensation and Talent Committee changed the timing with respect to establishing PRSU performance goals, which impacts the amounts reported in the Summary Compensation Table for 2024.

Each year, we evaluate granting equity awards to our named executive officers to provide additional incentive to continue providing services to us. When determining the size of these equity awards, we generally do not apply a fixed formula. Instead, we aim to maximize long-term stockholder value by granting an amount of equity that properly rewards the named executive officer for his or her contribution to the growth in such value. We consider factors such as:

- the named executive officer's performance, contributions, responsibilities, and experience;

- the equity held by the named executive officer (including the economic value of his or her unvested equity awards and the ability of this equity to satisfy our retention objectives);

- a compensation analysis performed by our human resources department and/or our independent compensation consultant;

- market data researched from our compensation peer group (as well as custom cuts of survey data from Radford) and a competitive market analysis provided by our independent compensation consultant;

- the equity award recommendations of management (except with respect to their own equity awards); and

- internal equity considerations.

We also periodically grant equity awards to new executive hires or in connection with a promotion and to recognize corporate and individual performance. The size of equity awards granted to our named executive officers in connection with their hire is determined through arm's-length negotiation. We consider factors such as the named executive officer's prospective role and responsibilities, the cash compensation the named executive officer is expected to receive, the potential incentive and retention value of the award, and the prevailing competitive market conditions.

The equity awards granted to our named executive officers in 2024 are set forth in the sections entitled "*2024 Summary Compensation Table*" and "*Grants of Plan-Based Awards in 2024 Table*" below.

Annual Equity Grants

The annual equity grants for our named executive officers that were approved in 2024 consisted of a mix of RSUs and PRSUs.

The RSUs granted to our named executive officers vest over four years and serve to retain our named executive officers over a long-term period and align with our objective of long-term stockholder value creation. The vesting of the RSUs is subject to the applicable named executive officer's continued service with us as of each vesting date.

As for the approved PRSUs in 2024, the target number of PRSUs were determined in 2024 and divided equally into three tranches with each covering performance periods (calendar years) 2025, 2026, and 2027. Annual performance goals are established in the first quarter of each performance year based on the Company's annual operating plan for the applicable year. The goals for each tranche are based on the annual growth rate of the Company's revenues and adjusted EBITDA margin for the applicable performance period. These two metrics are to be calculated as follows:

- Revenues are determined in accordance with GAAP in effect on the date of grant, subject to adjustments to exclude the effects of acquisitions and/or dispositions during the performance period.

- Adjusted EBITDA margin is calculated as (i) net income (loss) for the performance period before (A) other (income) expense, net, which includes interest income, interest expense and other income and expense, (B) provision for (benefit from) income taxes, (C) depreciation and amortization of property and equipment, (D) amortization of intangible assets, and (E) stock-based compensation, divided by (ii) revenues for the performance period, subject to adjustments to exclude the effects of acquisitions and/or dispositions during the performance period.

The revenue growth and adjusted EBITDA margin targets for the first tranche are based on the Company's annual operating plan for 2025. In order to enable more calibrated goal setting, our board of directors did not set the performance goals for this tranche when target number of PRSUs was approved and instead waited to set the goals until January 2025 (after 2024 fiscal year had been completed, which provided the benefit of having a complete view of year end results). The revenue growth and adjusted EBITDA margin targets for the second and third tranches will be based on the Company's annual operating plan for the applicable year, which is expected to be determined by our board of directors shortly after the beginning of the applicable year.

Up to 200% of the target number of PRSUs allocated to each tranche that become eligible to be earned and vest will be scheduled to vest according to the following schedule, subject to the applicable named executive officer's continued service through the applicable vesting date:

- For the first and second tranches, up to 100% of the target number of PRSUs allocated to the tranche will vest on the date that performance is certified for that tranche, and any remaining PRSUs that became eligible to vest ("Overperformance Amount") will vest on the date that performance is certified for the third tranche.

- For the third tranche, all of the PRSUs that became eligible to vest will vest on the date that performance is certified for that tranche.

In designing the performance and vesting structure of these PRSUs, our Compensation and Talent Committee sought to balance the short-term and long-term incentive and retention aspects of the PRSUs, by allowing the named executive officers to earn and vest in up to the target number of PRSUs each year but requiring continued service for approximately three years in order to vest in any Overperformance Amount.

In addition, the vesting of these RSUs and PRSUs would accelerate upon the occurrence of certain specified events, as described in the section entitled "*Potential Payments Upon Termination or Change in Control*" below.

The number of shares of our common stock covered by the RSUs and PRSUs and their intended value at the time of grant are listed in the table below.

Named Executive Officer	Number of Time-Based RSUs[1]	Intended Value of Time-Based RSUs	Number of PRSUs at Target Level of Performance[1][2]	Intended Value of PRSUs at Target Level of Performance	Number of PRSUs at Maximum Level of Performance[1]	Intended Value of PRSUs at Maximum Level of Performance
Sumedh S. Thakar	59,953	$7,500,000	59,953	$7,500,000	119,906	$15,000,000
Joo Mi Kim	33,574	$4,200,000	14,389	$1,800,000	28,778	$ 3,600,000
Bruce K. Posey	19,977	$2,499,000	8,562	$1,071,000	17,124	$ 2,142,000

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(1) For each of these equity awards, the intended value of each equity award was converted into a number of RSUs or PRSUs, as applicable, by dividing the intended value by $125.10 per share, which was the average closing price of our common stock for the 30-trading-day-period ending seven days before the grant date.

(2) These PRSU awards are divided into three tranches with one-year performance periods covering the calendar years 2025, 2026, and 2027, respectively. One-third of the target number of PRSUs is allocated to each tranche. Each tranche will be subject to performance goals to be set shortly after the beginning of applicable performance year.

Understanding the Differences: Reported PRSU Values in the 2024 Summary Compensation Table vs. Target PRSU Values Approved by the Compensation and Talent Committee

As discussed above, the PRSUs awarded to our named executive officers in October 2021, 2022, 2023 and 2024 vest annually over a three-year period based on the attainment of performance goals that are set and measured in each year of the three-year period. This results in differences between the reported PRSU award grant date fair value ("GDFV") in the Summary Compensation Table and the target values of the PRSUs approved by the Compensation and Talent Committee.

The differences between the GDFVs and the target values are due to the SEC requirement that PRSU award values disclosed in the Summary Compensation Table reflect the GDFV of the PRSU as determined under FASB ASC Topic 718, which stipulates that grant date is established when the underlying terms of the award are fixed. Because the performance goals for each tranche of the PRSU awards are set in different fiscal years, the tranches are reported separately in the proxy statements discussing those fiscal years. In addition, the total GDFV of the three tranches for FASB ASC Topic 718 purposes (as reported in the Summary Compensation Table in those proxy statements) may differ from the target value that the Compensation and Talent Committee originally approved. In years when the stock price has declined, the GDFV reported for that tranche in the Summary Compensation Table will be lower than the tranche's target value. In years when the stock price has increased, the GDFV reported for that tranche in the Summary Compensation Table will exceed the tranche's target value.

To assist investors in understanding the differences between the GDFV of equity awards in the Summary Compensation Table and the annual target equity award values (inclusive of both RSUs and PRSUs) approved by the Compensation and Talent Committee, the below table shows the current compensation for 2024 (actual base salary + actual short-term incentive + GDFV of RSU awards granted during 2024 + GDFV of PRSU tranches approved in 2021, 2022 and 2023 that associated with 2024 performance period), as disclosed in the Summary Compensation Table, as well as a pro-forma of "intended" compensation for 2024 (actual base salary + actual short-term incentive + the annual intended target equity award values for 2024 and resulting total compensation for 2024). For simplicity, we have omitted "Other Compensation" from the table.

2024 Summary Compensation Table Values					2024 "Intended" Compensation	
Named Executive Officer	Salary ($) [A]	Actual Short-Term Incentive ($) [B]	Long-Term Incentive GDFV ($) [C]	Total Comp. ($) [D = A+B+C]	Target Long-Term Incentive Value ($) [E]	Total Comp. ($) [F = A+B+E]
Sumedh S. Thakar	601,667	488,923	14,549,332	15,639,922	15,000,000	16,090,590
Joo Mi Kim	451,667	208,601	6,124,256	6,784,524	6,000,000	6,660,268
Bruce K. Posey	381,667	163,698	3,655,453	4,200,818	3,570,000	4,115,365

PRSU Awards Approved in October 2021

In October 2021, our board of directors approved the grant of PRSU awards to our named executive officers. Each named executive officer's PRSU award was divided into three tranches with one-year performance periods covering the calendar years 2022, 2023, and 2024, respectively. One-third of the target number of PRSUs was allocated to each tranche. Each tranche was and is to become eligible to vest based on the annual growth rate of the Company's revenues and the Company's adjusted EBITDA margin for the applicable performance period.

As a result of the Company achieving revenue growth of 10% and adjusted EBITDA margin of 47% in 2024, the following number of PRSUs were earned and vested for the third tranche of each named executive officer's PRSUs (which represents 103% of each named executive officer's target number of PRSUs for that tranche): (i) 13,442 for Mr. Thakar, (ii) 4,854 for Ms. Kim, and (iii) 3,048 for Mr. Posey.

PRSU Awards Approved in October 2022

In October 2022, our board of directors approved the grant of PRSU awards to our named executive officers. Each named executive officer's PRSU award was divided into three tranches with one-year performance periods covering the calendar years 2023, 2024, and 2025, respectively. One-third of the target number of PRSUs was allocated to each tranche. Each tranche was and is to become eligible to vest based on the annual growth rate of the Company's revenues and the Company's adjusted EBITDA margin for the applicable performance period.

As a result of the Company achieving revenue growth of 10% and adjusted EBITDA margin of 47% in 2024, the following number of PRSUs became eligible to vest for the second tranche of each named executive officer's PRSUs (which represents 103% of each named executive officer's target number of PRSUs for that tranche): (i) 15,579 for Mr. Thakar, (ii) 4,027 for Ms. Kim, and (iii) 2,302 for Mr. Posey. Of these PRSUs, the following number vested immediately upon our board of directors certifying the achievement of the revenue growth and adjusted EBITDA margin goals: (i) 15,178 for Mr. Thakar, (ii) 3,923 for Ms. Kim, and (iii) 2,242 for Mr. Posey. The remaining PRSUs that became eligible to vest are scheduled to vest on the date that performance is certified for the third tranche, subject to the applicable named executive officer's continued service with us through that date.

PRSU Awards Approved in October 2023

In October 2023, our board of directors approved the intended value of the PRSU awards to our named executive officers. Each named executive officer's PRSU award was divided into three tranches with one-year performance periods covering the calendar years 2024, 2025, and 2026, respectively. One-third of the target number of PRSUs was allocated to each tranche. Each tranche was and is to become eligible to vest based on the annual growth rate of the Company's revenues and the

Company's adjusted EBITDA margin for the applicable performance period. The first tranche of these PRSU awards were not considered granted under FASB ASC Topic 718 until the performance goals for the 2024 performance period was approved by our board of directors in February 2024.

As a result of the Company achieving revenue growth of 10% and adjusted EBITDA margin of 47% in 2024, the following number of PRSUs became eligible to vest for the first tranche of each named executive officer's PRSUs (which represents 103% of each named executive officer's target number of PRSUs for that tranche): (i) 15,584 for Mr. Thakar, (ii) 3,754 for Ms. Kim, and (iii) 2,239 for Mr. Posey. Of these PRSUs, the following number vested immediately upon our board of directors certifying the achievement of the revenue growth and adjusted EBITDA margin goals: (i) 15,183 for Mr. Thakar, (ii) 3,657 for Ms. Kim, and (iii) 2,181 for Mr. Posey. The remaining PRSUs that became eligible to vest are scheduled to vest on the date that performance is certified for the third tranche, subject to the applicable named executive officer's continued service with us through that date.

Retirement and Other Benefits

Our named executive officers participate in the same retirement plan as other U.S.-based full-time employees. We maintain a tax-qualified 401(k) plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants' interests in their deferrals are 100% vested when contributed. We match 100% on the dollar up to the first 6% of eligible compensation with no vesting period, for our employees, including our named executive officers. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) plan is intended to qualify under Section 401(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

In addition, our named executive officers are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as our other U.S.-based, full-time employees. These benefits include health, dental and vision insurance; medical and dependent care flexible spending accounts; short- and long-term disability insurance; life insurance; and accidental death and dismemberment insurance. We believe these benefits are generally consistent with those offered by companies with which we compete for employees.

Equity Granting Practices

We do not grant equity awards on a predetermined schedule, but typically approve equity awards either at regularly scheduled meetings of our board of directors or during an open trading window. We have not granted, nor do we intend to grant, stock options in anticipation of the release of material, nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement, and, we have not taken, nor do we intend to take, material nonpublic information into account when determining the terms of stock options. Similarly, we have not timed, nor do we intend to time, the release of material, nonpublic information for the purpose of affecting the value of executive compensation or for any other purpose.

Perquisites and Other Personal Benefits

We generally do not provide perquisites or other personal benefits to our named executive officers. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual named executive officer in the performance of his or her duties or to make our named executive officers more efficient and effective and for recruitment, motivation, or retention purposes. Our Compensation and Talent Committee will approve and periodically review all future practices with respect to perquisites or other personal benefits.

Change in Control and Severance Payments and Benefits

Ms. Kim's employment offer letter provided for certain protections in the event of termination of her employment under specified circumstances. In addition, certain equity awards granted to our named executive officers provided for acceleration of vesting upon termination of their employment under specified circumstances.

Our board of directors previously approved (i) a severance and change in control policy for our CEO in April 2021, in connection with Mr. Thakar's appointment as CEO, and (ii) for our other named executive officers in October 2021. The severance and change in control payments and benefits under these policies supersede any prior agreement or arrangement the named executive officers may have had with us that provided for severance and/or change in control payments or benefits (other than any existing vesting acceleration benefits upon a termination of employment due to death or disability).

We believe that these arrangements maximize stockholder value by minimizing any potential distractions caused by the possibility of an involuntary termination or a potential change in control, which allows our named executive officers to maintain their focus and dedication to their responsibilities. We believe that these arrangements also provide further retention value by encouraging our named executive officers to continue providing services to us.

For a summary of the material terms and conditions of these severance and change in control arrangements, as well as an estimate of the potential payments and benefits payable thereunder, see the section entitled "*Potential Payments Upon Termination or Change in Control*" below.

Compensation Policies

Hedging and Pledging Policy

We maintain an insider trading policy that prohibits directors, officers, employees and agents (such as consultants and independent contractors) of our company as well as related parties from trading in derivative securities (including hedging) with respect to our common stock, pledging company securities as collateral, or holding company securities in a margin account.

Stock Ownership Guidelines and Equity Holding Policy

We maintain stock ownership guidelines that set minimum stock ownership requirements for our non-employee directors and executive officers (including our named executive officers), in order to more closely align their interests with the long-term interests of our stockholders. Under the guidelines, each executive officer is required to own a number of shares of our common stock with a value equal to a specified multiple of his or her base salary. Only shares of the Company's common stock (including shares beneficially owned) count towards satisfaction of the stock ownership levels. Consistent with emerging best practices, vested and exercisable stock options do not count towards satisfying the guidelines.

Each executive officer must satisfy his or her applicable ownership level by the later of (i) February 8, 2024 or (ii) five years after becoming an executive officer. Compliance with these guidelines is measured based on the executive officer's annual base salary and the closing market price of our common stock, in each case as of December 31 of each year (or the next trading day if December 31 is not a trading day). Unless and until an executive officer has satisfied his or her applicable level of ownership, he or she is required to retain an amount equal to 50% of the shares received as the result of the exercise, vesting or payment of any equity awards after any shares are sold or withheld, as the case may be, to (i) pay any applicable exercise price for an equity award or (ii) satisfy withholding tax obligations arising in connection with the exercise, vesting or payment of an equity award.

Named Executive Officer	Stock Ownership Requirement as a Multiple of Base Salary	In Compliance (Yes/No)
Sumedh S. Thakar	5.0	Yes
Joo Mi Kim	3.0	Yes
Bruce K. Posey	3.0	Yes

Clawback Policies

We previously adopted a clawback policy that prevents an executive officer from benefiting from cash-based incentive compensation or performance-based equity compensation that was paid based on the achievement of performance results that were subsequently restated as a result of the executive officer's misconduct. This policy helps foster and maintain a culture that emphasizes integrity and accountability. Our clawback policy permits us to require that any of our current or former executive officers who is (or was) subject to Section 16 of the Exchange Act, repay certain cash-based incentive compensation or performance-based equity compensation to us if our Compensation and Talent Committee determines that such executive officer's actions caused or partially caused us to materially restate all or a portion of our financial statements.

In October 2023, we adopted a new compensation recovery policy in accordance with the Exchange Act Rule 10D-1 and the applicable Nasdaq Listing Rules, which supplements our existing clawback policy. This policy provides for the non-discretionary recovery of excess incentive-based compensation from current and former executive officers in the event of an accounting restatement, whether or not the executive officer was at fault for the restatement, in accordance with Exchange Act Rule 10D-1 and the applicable Nasdaq Listing Standards.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code generally limits the amount we may deduct for federal income tax purposes for compensation paid to our Chief Executive Officer, our Chief Financial Officer, and certain of our other executive officers in any taxable year to $1 million per person.

An exception to the $1 million limitation for performance-based compensation meeting certain requirements was repealed beginning in 2018 (other than with respect to certain grandfathered arrangements) under the Tax Cuts and Jobs Act (the "Act"). Under the transition relief provisions of the Act, it is possible that certain of the equity awards we granted prior to 2018 may be grandfathered and eligible to be excluded from the Section 162(m) deduction limits. Except for any equity awards that qualify for such transition relief provisions, compensation paid to any of our covered executive officers generally will not be deductible in 2024 or future years, to the extent that it exceeds $1 million.

While our Compensation and Talent Committee is mindful of the benefit of being able to fully deduct the compensation paid to our executive officers, the committee believes that we should retain the flexibility to compensate our executive officers in a manner that can best promote our business objectives. Therefore, our Compensation and Talent Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of our company and our stockholders, even if such compensation is not fully deductible.

"Parachute Payments" and Deferred Compensation

Under Sections 280G and 4999 of the Code, certain service providers, which may include our named executive officers, may be subject to an excise tax if they receive payments or benefits in connection with a change in control of the Company that exceeds certain prescribed limits, and the Company may forfeit a deduction on the amounts subject to this excise tax. Also, Section 409A of the Code imposes significant additional taxes on a service provider in the event the service provider receives "deferred compensation" that does not meet the requirements of Section 409A of the Code.

In 2024, we did not provide any of our named executive officers with a "gross-up" or other reimbursement payment for any excise tax liability that he or she might owe as a result of the application of Sections 280G or 4999 or for any additional tax that he or she might owe as a result of the application of Section 409A. We have not agreed and are not otherwise obligated to provide any named executive officer with such a "gross-up" or other reimbursement.

Accounting Considerations

Accounting standards on stock compensation requires us to measure the compensation expense for all share-based payment awards made to employees (including our named executive officers) and directors based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the tables below, even though our named executive officers and directors may never realize any value from their equity awards. The accounting standards also require us to recognize the compensation cost of share-based payment awards in our income statements over the period that the named executive officer or director is required to provide services to us in exchange for the vesting of the equity award.

Risk Considerations

Our Compensation and Talent Committee assesses risks created by the incentives inherent in our compensation policies. We have designed our executive compensation program so that our executive officers (including our named executive officers) focus on both short-term and long-term financial and operational performance. In addition, in 2024, our Compensation and Talent Committee had engaged Compensia to independently review our executive compensation program. Our Compensation and Talent Committee conducts an annual review of our executive compensation program to ensure that it continues to reward our executive officers (including our named executive officers) for creating short-term and long-term stockholder value without encouraging our executive officers to take excessive risks. Based on the results of these reviews, we do not believe that our executive compensation program creates risks that are reasonably likely to have a material adverse effect on us. The risk mitigation features include:

- Balance among short- and long-term incentives, cash and equity, fixed and variable pay
- Multiple performance metrics as targets
- Caps on pay
- Clawback policies
- Stock ownership guidelines

- Holding period requirement for performance-based equity awards

- Anti-hedging policies

- Double-trigger change in control arrangements

Compensation and Talent Committee Report

The following Compensation and Talent Committee Report shall not be deemed to be "soliciting material" and should not be deemed "filed" and shall not be deemed to be incorporated by reference in future filings with the SEC, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Our Compensation and Talent Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 21, 2025.

Respectfully submitted by the members of the Compensation and Talent Committee of the board of directors:

John A. Zangardi (Chair)
Thomas P. Berquist
Kristi M. Rogers

2024 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for years 2024, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)	Total ($)
Sumedh S. Thakar	2024	601,667	14,549,332[3][4]	488,923	10,350[5]	15,650,272
Director, President and	2023	558,333	6,931,496[3][6]	283,796	9,607[7]	7,783,232
Chief Executive Officer	2022	550,000	10,361,307[3][8]	467,570	13,676[9]	11,392,553
Joo Mi Kim	2024	451,667	6,124,256[3][10]	208,601	21,600[11]	6,806,124
Chief Financial Officer	2023	416,667	3,895,400[3][12]	106,006	18,752[13]	4,436,825
	2022	410,000	5,069,403[3][14]	174,276	19,306[15]	5,672,985
Bruce K. Posey	2024	381,667	3,655,453[3][16]	163,698	21,710[17]	4,222,528
Chief Legal Officer and	2023	363,333	2,323,636[3][18]	91,818	23,182[19]	2,801,969
Corporate Secretary	2022	360,000	2,934,223[3][20]	153,023	20,798[21]	3,468,044

(1) RSU awards and PRSU awards are shown at their aggregate grant date fair value as determined in accordance with FASB ASC Topic 718. The fair value of each RSU award and PRSU award is measured based on the closing price of our common stock on the date of grant. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see the stock-based compensation note to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025.

(2) The amounts in this column reflect cash incentives earned under our Corporate Bonus Plan for the applicable year.

(3)   As discussed above in the "*Compensation Discussion and Analysis*" section, the PRSU awards granted to the named executive officers in October 2024, 2023, 2022, and 2021 are divided into three tranches with one-year performance periods. One-third of the target number of PRSUs is allocated to each tranche. Each tranche will become eligible to be earned and vest based on the annual performance goals approved by our board of directors for the applicable performance period before or shortly after the start of the performance year. Pursuant to FASB ASC Topic 718, the accounting grant date for each PRSU tranche is the date the performance goals are approved by the Compensation and Talent Committee and communicated to the employee.

(4)   This amount includes the grant date fair value of the first tranche (representing 15,183 PRSUs), second tranche (representing 15,178 PRSUs), and third tranche (representing 13,096 PRSUs) of the PRSU awards approved in October 2023, October 2022 and 2021 totaling $7,311,206 based upon the probable outcome of performance conditions for 2024 performance year (if maximum performance is achieved, the aggregate grant date fair value of such award is $14,622,412).

(5)   Reflects (a) 401(k) matching contributions by Qualys ($9,000) and (b) a premium paid by Qualys for life insurance ($1,350).

(6)   Due to the change in the timing of approval of the performance goals for the 2024 performance period discussed above in the "*Compensation Discussion and Analysis*" section, the performance metrics for the third tranche of the PRSU award approved to Mr. Thakar in October 2021, the second tranche of the PRSU award approved to Mr. Thakar in October 2022, and the first tranche of the PRSU award approved to Mr. Thakar in October 2023 had not been established in 2023. As a result, there was no reportable grant date fair value under FASB ASC Topic 718 for such tranches to be included in the 2023 compensation that is presented in this table. The performance metrics for these tranches were established in February 2024, and the total grant date fair value for these tranches was $7,311,206, which is included in the 2024 compensation that is presented in this table.

(7)   Reflects (a) 401(k) matching contributions by Qualys ($8,257) and (b) a premium paid by Qualys for life insurance ($1,350).

(8)   This amount includes the grant date fair value of the first tranche (representing 15,178 PRSUs) and second tranche (representing 13,096 PRSUs) of the PRSU awards granted in October 2022 and 2021 totaling $3,969,104 based upon the probable outcome of performance conditions (if maximum performance is achieved, the aggregate grant date fair value of such award is $7,938,208).

(9)   Reflects (a) 401(k) matching contributions by Qualys ($12,214) and (b) a premium paid by Qualys for life insurance ($1,462).

(10)   This amount includes the grant date fair value of the first tranche (representing 3,657 PRSUs), second tranche (representing 3,923 PRSUs), and third tranche (representing 4,729 PRSUs) of the PRSU awards approved in October 2023, October 2022 and 2021 totaling $2,070,867 based upon the probable outcome of performance conditions (if maximum performance is achieved, the aggregate grant date fair value of such award is $4,141,734).

(11)   Reflects (a) 401(k) matching contributions by Qualys ($20,700) and (b) a premium paid by Qualys for life insurance ($900).

(12)   Due to the change in the timing of approval of the performance goals for the 2024 performance period discussed above in the "*Compensation Discussion and Analysis*" section, the performance metrics for the third tranche of the PRSU award granted to Ms. Kim in October 2021, the second tranche of the PRSU award granted to Ms. Kim in October 2022, and the first tranche of the PRSU award granted to Ms. Kim in October 2023 had not been established in 2023. As a result, there was no reportable grant date fair value under FASB ASC Topic 718 for such tranches to be included in the 2023 compensation that is presented in this table. The performance metrics for these tranches were established in February 2024, and the total grant date fair value for these tranches was $2,070,867, which is included in the 2024 compensation that is presented in this table.

(13)   Reflects (a) 401(k) matching contributions by Qualys ($17,852) and (b) a premium paid by Qualys for life insurance ($900).

(14) This amount includes the grant date fair value of the first tranche (representing 3,923 PRSUs) and second tranche (representing 4,728 PRSUs) of the PRSU awards approved in October 2022 and 2021 totaling $1,214,427 based upon the probable outcome of performance conditions (if maximum performance is achieved, the aggregate grant date fair value of such award is $2,428,855).

(15) Reflects (a) 401(k) matching contributions by Qualys ($18,331) and (b) a premium paid by Qualys for life insurance ($975).

(16) This amount includes the grant date fair value of the first tranche (representing 2,181 PRSUs), second tranche (representing 2,242 PRSUs), and third tranche (representing 2,969 PRSUs) of the PRSU awards granted in February 2024, October 2022 and 2021 totaling $1,243,630 based upon the probable outcome of performance conditions (if maximum performance is achieved, the aggregate grant date fair value of such award is $2,487,260).

(17) Reflects (a) 401(k) matching contributions by Qualys ($14,912) and (b) a premium paid by Qualys for life insurance ($6,798).

(18) Due to the change in the timing of approval of the performance goals for the 2024 performance period discussed above in the "*Compensation Discussion and Analysis*" section, the performance metrics for the third tranche of the PRSU award approved to Mr. Posey in October 2021, the second tranche of the PRSU award approved to Mr. Posey in October 2022, and the first tranche of the PRSU award approved to Mr. Posey in October 2023 had not been established in 2023. As a result, there was no reportable grant date fair value under FASB ASC Topic 718 for such tranches to be included in the 2023 compensation that is presented in this table. The performance metrics for these tranches were established in February 2024, and the total grant date fair value for these tranches was $1,243,630, which is included in the 2024 compensation that is presented in this table.

(19) Reflects (a) 401(k) matching contributions by Qualys ($15,781) and (b) a premium paid by Qualys for life insurance ($7,401).

(20) This amount includes the grant date fair value of the first tranche (representing 2,242 PRSUs) and second tranche (representing 2,968 PRSUs) of the PRSU awards approved in October 2022 and 2021 totaling $731,380 based upon the probable outcome of performance conditions (if maximum performance is achieved, the aggregate grant date fair value of such award is $1,462,760).

(21) Reflects (a) 401(k) matching contributions by Qualys ($10,822) and (b) a premium paid by Qualys for life insurance ($9,976).

Grants of Plan-Based Awards in 2024 Table

The following table shows information regarding cash incentive and equity awards granted to our named executive officers during 2024.

Name	Grant Date	Approval Date	Type of Award(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards ($)(3)
				Threshold ($)(4)	Target ($)	Maximum ($)(4)	Threshold (#)	Target (#)	Maximum (#)		
Sumedh S. Thakar											
	—	—	Cash Incentive	241,000	602,500	753,125	—	—	—	—	—
	10/30/2024	10/30/2024	Time-based RSUs	—	—	—	—	—	—	59,953	7,238,126
	2/5/2024	10/26/2023	PRSUs	—	—	—	—	15,183(5)	30,366	—	2,554,388
	2/5/2024	10/27/2022	PRSUs	—	—	—	—	15,178(5)	30,356	—	2,553,547
	2/5/2024	10/28/2021	PRSUs	—	—	—	—	13,096(5)	26,192	—	2,203,271
Joo Mi Kim											
	—	—	Cash Incentive	102,000	255,000	318,750	—	—	—	—	—
	10/30/2024	10/30/2024	Time-based RSUs	—	—	—	—	—	—	33,574	4,053,389
	2/5/2024	10/26/2023	PRSUs	—	—	—	—	3,657(5)	7,314	—	615,254
	2/5/2024	10/27/2022	PRSUs	—	—	—	—	3,923(5)	7,846	—	660,006
	2/5/2024	10/28/2021	PRSUs	—	—	—	—	4,729(5)	9,458	—	795,607
Bruce K. Posey											
	—	—	Cash Incentive	80,400	201,000	251,250	—	—	—	—	—
	10/30/2024	10/30/2024	Time-based RSUs	—	—	—	—	—	—	19,977	2,411,823
	2/5/2024	10/26/2023	PRSUs	—	—	—	—	2,181(5)	4,362	—	366,931
	2/5/2024	10/27/2022	PRSUs	—	—	—	—	2,242(5)	4,484	—	377,194
	2/5/2024	10/28/2021	PRSUs	—	—	—	—	2,969(5)	5,938	—	499,505

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(1) Time-based RSUs and PRSUs were granted under our 2012 Equity Incentive Plan.

(2) Amounts reported in this column represent cash incentive compensation opportunities under our 2024 Corporate Bonus Plan.

(3) Amounts reported in this column represent the grant date fair value of stock awards, calculated in accordance with FASB ASC Topic 718. The fair value of each RSU award is measured based on the closing price of our common stock on the date of grant, excluding the impact of estimated forfeitures related to service-based vesting conditions. The fair value of each PRSU award is based upon the probable outcome of the performance conditions, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures. Pursuant to FASB ASC Topic 718, the accounting grant date for each PRSU award is the date the performance metrics are approved by the Compensation and Talent Committee and communicated to the employee.

(4) The amounts reported in this column represent the payout under our 2024 Corporate Bonus Plan based on the minimum amounts payable for certain levels of performance for all three performance measures. Payout could be zero if performance is below minimum levels for all three measures, or up to 125% of target based on maximum achievement of the applicable performance metrics.

(5) The number of shares subject to this PRSU award represents the first of three tranches of a multi-year PRSU award with one-year performance periods covering the calendar years 2024, 2025, and 2026, respectively which were approved by the Compensation and Talent Committee in October 2023, the second of three tranches of a multi-year PRSU award with one-year performance period covering the calendar years 2023, 2024 and 2025 which were approved by the Compensation and Talent Committee in October 2022, and the third of three tranches of a multi-year PRSU award with one-year performance period covering the calendar years 2022, 2023 and 2024 which were approved by the Compensation and Talent Committee in October 2021.

Subject to continued service, up to 200% of the target number of PRSUs covered by each tranche will become eligible to vest based on the annual growth rate of the Company's revenues and the Company's adjusted EBITDA margin for the applicable performance period, except that vesting and release of the earned PRSUs is capped at 100% of target performance for each of the first two performance periods, with cumulative achievement over 100% become eligible to vest and release at the end of the third performance period. Because the performance metrics for the third tranche of the PRSU grant awards granted to our named executive officers in October 2022, the second and third tranches of the PRSU awards granted to our named executive officers in October 2023, and the first, second, and third tranches of the PRSU awards granted to our named executive officers in October 2024 were not established in 2024, such tranches are not yet considered granted in 2024 under FASB ASC Topic 718. As a result, there is no reportable grant date fair value under FASB ASC Topic 718 for such tranches, and they are not included in this table. Accordingly, the reported grant date fair value of this PRSU award differs from the award value approved by our Compensation and Talent Committee.

Outstanding Equity Awards at 2024 Fiscal Year-End Table

The following table presents information regarding stock options held by our named executive officers as of December 31, 2024.

| Name | Option Awards[1] | | | | | |
	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Sumedh S. Thakar	4/28/2016	4/28/2016	80,000[2]	—	25.56	4/27/2026

(1) All stock options referenced in this table were granted under our 2012 Equity Incentive Plan.

(2) Each of these options was fully vested as of December 31, 2024.

The following table presents information regarding stock awards held by our named executive officers as of December 31, 2024.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock That Have Not Vested ($)[3]
			Stock Awards[1]		
Sumedh S. Thakar	10/30/2024	59,953[4]	8,406,610	—	—
	2/5/2024	—	—	15,584[5]	2,185,188
	2/5/2024	—	—	15,579[6]	2,184,487
	2/5/2024	—	—	13,442[7]	1,884,800
	10/26/2023	34,164[8]	4,790,476	—	—
	10/27/2022	22,768[9]	3,192,529	—	—
	10/28/2021	—	—	10,621[10]	1,489,256
	10/28/2021	9,822[11]	1,377,241	—	—
	4/27/2021	1,209[12]	169,526	—	—
				105,500[13]	14,793,210
Joo Mi Kim	10/30/2024	33,574[4]	4,707,746	—	—
	2/5/2024	—	—	3,754[5]	526,386
	2/5/2024	—	—	4,027[6]	564,666
	2/5/2024	—	—	4,855[7]	680,775
	10/26/2023	19,200[8]	2,692,224	—	—
	10/27/2022	13,731[9]	1,925,361	—	—
	10/28/2021	—	—	3,835[10]	537,737
	10/28/2021	8,275[11]	1,160,321	—	—
				25,626[13]	3,593,278
Bruce K. Posey	10/30/2024	19,977[4]	2,801,175	—	—
	2/5/2024	—	—	2,239[5]	313,953
	2/5/2024	—	—	2,302[6]	322,786
	2/5/2024	—	—	3,048[7]	427,437
	10/26/2023	11,453[8]	1,605,940	—	—
	10/27/2022	7,846[9]	1,100,166	—	—
	10/28/2021	—	—	2,408[10]	337,603
	10/28/2021	5,195[11]	728,443	—	—
				15,167[13]	2,126,717

---

(1) All stock awards referenced in this table were granted under our 2012 Equity Incentive Plan.

(2) Stock awards in this column consist of unvested time-based RSUs.

(3) Values reported were computed by multiplying (i) $140.22, the closing price per share on the Nasdaq Stock Market of our common stock on December 31, 2024, the last business day of fiscal 2024, by (ii) the number of shares or units of stock.

(4) The RSUs vest quarterly in equal installments over four years, with the first vesting date on February 1, 2025.

(5) As discussed above in the "*Compensation Discussion and Analysis*" section, this PRSU award is a multi-year PRSU award with one-year performance periods covering the calendar years 2024, 2025, and 2026, respectively. Subject to continued service, each tranche will become eligible to vest based on the annual growth rate of the Company's revenues and the Company's adjusted EBITDA margin for the applicable performance period, except that vesting and release of the PRSUs is capped at 100% of target performance for each of the first two tranches, with cumulative achievement over 100% to be vested and released at the end of the performance period for the third tranche. For the first tranche, 102.6% of the target number of PRSUs allocated to the tranche became eligible to vest based on the actual annual revenue growth rate and the adjusted EBITDA margin result for calendar year 2024. Among these unvested shares, 100% of the 102.6% were vested when the performance was certified in January 2025 and the 2.6% exceeding the 100% target will be vested and released when the third year performance is certified, subject to the applicable named executive officer's continuous service with the Company.

(6) As discussed above in the "*Compensation Discussion and Analysis*" section, this PRSU award is a multi-year PRSU award with one-year performance periods covering the calendar years 2023, 2024, and 2025, respectively. Subject to continued service, each tranche will become eligible to vest based on the annual growth rate of the Company's revenues and the Company's adjusted EBITDA margin for the applicable performance period, except that vesting and release of the PRSUs is capped at 100% of target performance for each of the first two tranches, with cumulative achievement over 100% to be vested and released at the end of the performance period for the third tranche. For the second tranche, 102.6% of the target number of PRSUs allocated to the tranche became eligible to vest based on the actual annual revenue growth rate and the adjusted EBITDA margin result for calendar year 2024. Among these unvested shares, 100% of the 102.6% were vested when the performance was certified in January 2025 and the 2.6% exceeding the 100% target will be vested and released when the third year performance is certified, subject to the applicable named executive officer's continuous service with the Company.

(7) As discussed above in the "*Compensation Discussion and Analysis*" section, this PRSU award is a multi-year PRSU award with one-year performance periods covering the calendar years 2022, 2023, and 2024, respectively. Subject to continued service, each tranche will become eligible to vest based on the annual growth rate of the Company's revenues and the Company's adjusted EBITDA margin for the applicable performance period, except that vesting and release of the PRSUs is capped at 100% of target performance for each of the first two tranches, with cumulative achievement over 100% to be vested and released at the end of the performance period for the third tranche. For the first tranche, 102.6% of the target number of PRSUs allocated to the tranche became eligible to vest based on the actual annual revenue growth rate and the adjusted EBITDA margin result for calendar year 2024, all of which vested when the performance was certified in January 2025.

(8) The RSUs vest quarterly in equal installments over four years, with the first vesting date on February 1, 2024.

(9) The RSUs vest quarterly in equal installments over four years, with the first vesting date on February 1, 2023.

(10) As discussed above in the "*Compensation Discussion and Analysis*" section, this PRSU award is a multi-year PRSU award with one-year performance periods covering the calendar years 2022, 2023, and 2024, respectively. Subject to continued service, each tranche will become eligible to vest based on the annual growth rate of the Company's revenues and the Company's adjusted EBITDA margin for the applicable performance period, except that vesting and release of the PRSUs is capped at 100% of target performance for each of the first two tranches, with cumulative achievement over 100% to be vested and released at the end of the performance period for the third tranche. For the first tranche, 181.1% of the target number of PRSUs allocated to the tranche became eligible to vest based on the actual annual revenue growth rate and the adjusted EBITDA margin results for calendar year 2022. Among these eligible PRSUs, 100% (out of the 181.1%) of the target number of PRSUs allocated to the tranche vested when the performance was certified

in February 2023 and 81.1% of the target number of PRSUs (i.e., the eligible PRSUs exceeding 100% of the target number of PRSUs) vested when the performance of the third tranche was certified in January 2025.

(11) The RSUs vest quarterly in equal installments over four years, with the first vesting date on February 1, 2022.

(12) The RSUs vest quarterly in equal installments over four years, with the first vesting date on August 1, 2021.

(13) Amounts in these columns represent PRSUs for which the applicable performance metrics had not been established as of December 31, 2024. In accordance with applicable accounting and SEC rules, these amounts do not appear in the Summary Compensation Table or Grants of Plan-Based Awards Table. Amounts are shown at target levels; actual amounts earned, if any, will be based on achievement of performance metrics for 2025, 2026 or 2027 (once established), as applicable. For Mr. Thakar, represents (i) 59,953 PRSUs representing target potential payout remaining from awards approved on October 30, 2024; (ii) 30,368 PRSUs representing target potential payout remaining from awards approved on October 26, 2023; and (iii) 15,179 PRSUs representing target potential payout remaining from awards approved on October 27, 2022. For Ms. Kim, represents (i) 14,389 PRSUs representing target potential payout remaining from awards approved on October 30, 2024; (ii) 7,314 PRSUs representing target potential payout remaining from awards approved on October 26, 2023; and (iii) 3,923 PRSUs representing target potential payout remaining from awards approved on October 27, 2022. For Mr. Posey, represents (i) 8,562 PRSUs representing target potential payout remaining from awards approved on October 30, 2024; (ii) 4,363 PRSUs representing target potential payout remaining from awards approved on October 26, 2023; and (iii) 2,242 PRSUs representing target potential payout remaining from awards approved on October 27, 2022.

Option Exercises and Stock Vested in 2024 Table

The following table sets forth the number of shares of common stock acquired during 2024 by our named executive officers upon the exercise of stock options and the vesting of restricted stock unit awards and the value realized upon such exercise or vesting.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Sumedh S. Thakar	68,911	8,008,889	96,914	15,495,949
Joo Mi Kim	—	—	39,633	6,318,212
Bruce K. Posey	10,000	1,238,445	26,135	4,089,030

(1) The value realized upon exercise was determined by multiplying (i) the number of shares of our common stock acquired on exercise by (ii) the difference between the closing price per share on the Nasdaq Stock Market of our common stock on the day of exercise and the exercise price per share.

(2) The value realized upon vesting was determined by multiplying (i) the number of shares of our common stock acquired on vesting by (ii) the closing price per share on the Nasdaq Stock Market of our common stock on the day of vesting.

Pension Benefits & Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and no named executive officers participated in a nonqualified deferred compensation plan during 2024.

Potential Payments Upon Termination or Change in Control

Severance and Change in Control Policies

Our board of directors approved (i) a severance and change in control policy for our CEO in April 2021, and (ii) for our other named executive officers in October 2021. The severance and change in control payments and benefits under these policies supersede any prior agreement or arrangement the named executive officers may have had with us that provided for severance and/or change in control payments or benefits.

Under these policies, in the event of a qualifying termination of the employment of a named executive officer that is not in connection with a change in control of the Company (i.e. an involuntary termination of employment without "cause"), the named executive officer will receive the following benefits:

- severance pay equal to (i) in the case of Mr. Thakar, 12 months of his annual base salary, or (ii) in the case of each of the other named executive officers, (A) 3 months of the named executive officer's annual base salary, if he or she has been employed by us for less than 1 year, (B) 6 months of the named executive officer's annual base salary, if he or she has been employed by us for at least 1 year but not more than 5 years, or (C) 9 months of the named executive officer's annual base salary, if he or she has been employed by us for more than 5 years; and

- payment or reimbursement of premiums for coverage under COBRA for the named executive officer and his or her eligible dependents, if any, for up to the number of months of annual base salary that the named executive officer is entitled to receive under the previous bullet or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate or be subject to an excise tax under applicable law.

In the event of a qualifying termination of the employment of a named executive officer in connection with a change in control of the Company (i.e. a termination without "cause," for death or disability, or a resignation for "good reason"), the named executive officer will receive the following benefits:

- severance pay equal to 100% (or in Mr. Thakar's case, 150%) of the named executive officer's annual base salary and target annual bonus;

- payment or reimbursement of premiums for coverage under COBRA for the named executive officer and his or her eligible dependents, if any, for up to 12 months (or in Mr. Thakar's case, 18 months) or taxable monthly payments for the equivalent period in the event payment of the COBRA premiums would violate or be subject to an excise tax under applicable law; and

- accelerated vesting and exercisability as to 100% of any then-unvested equity awards, with performance-based equity awards vesting at target levels of performance for future performance periods. The payout will include already achieved cumulative performance over 100% up to the end of the prior performance period.

Equity Award Agreements

For the equity awards held by Mr. Thakar, Ms. Kim, and Mr. Posey that were outstanding and unvested in 2024, the award agreement governing each such awards provides that if the applicable named executive officer's employment is terminated by reason of death or disability, then 100% of the then-unvested RSUs will accelerate, and for any PRSUs as to which the achievement of the relevant performance goals has not yet been certified, 100% of the target number of PRSUs will accelerate.

These awards are governed by the severance and change in control policy for our CEO approved by our board of directors in April 2021, which is described above in the section entitled "—*Severance and Change in Control Policies.*"

Estimated Payments Upon Termination or Change in Control

The following table provides an estimate of the payments and benefits that would be provided in the circumstances described above for each of the named executive officers, assuming the triggering event took place on December 31, 2024 (the last business day of 2024) and based on the $140.22 closing price per share of our common stock on the Nasdaq Stock Market on that date. A number of factors may affect the nature and amount of any potential payments or benefits, and as a result, the payments and benefits actually paid (if any) may be different. For example, a triggering event may occur on a date other than December 31, 2024, the price per share of our common stock on the date of the triggering event may be higher or lower than $140.22 or the assumptions relied upon in the estimate of potential payments and benefits below may not reflect the actual circumstances of the triggering event. Accordingly, there is no guarantee that a triggering event would produce the same or similar results as those estimated below.

Name	Type of Benefit	Upon a Qualifying Termination of Employment[1]		Upon Disability or Death ($)[2]
		Not in Connection With a Change in Control ($)	In Connection With a Change in Control ($)[2]	
Sumedh S. Thakar	Vesting Acceleration	—	40,312,549	40,312,549
	Cash Severance	610,000	1,830,000	—
	COBRA Payments	29,021	43,532	—
	Total Termination Benefits	639,021	42,186,081	40,312,549
Joo Mi Kim	Vesting Acceleration	—	16,342,594	16,342,594
	Cash Severance	230,000	805,000	—
	COBRA Payments	4,673	9,346	—
	Total Termination Benefits	234,673	17,156,940	16,342,594
Bruce K. Posey	Vesting Acceleration	—	9,736,539	9,736,539
	Cash Severance	292,500	624,000	—
	COBRA Payments	21,766	29,021	—
	Total Termination Benefits	314,266	10,389,560	9,736,539

---

(1) The amounts reported represent the severance and vesting acceleration payments and benefits described above in the section entitled "*Potential Payments Upon Termination or Change in Control*" as of December 31, 2024 (the last business day of 2024). For RSUs and PRSUs, the value of such vesting acceleration is computed by multiplying (i) the number of shares of our common stock subject to the RSUs or PRSUs that are being accelerated (at target for PRSUs for which a performance period has not been completed) by (ii) the closing sales price per share of our common stock on December 31, 2024 of $140.22.

(2) Amounts in these columns include PRSUs for which the applicable performance metrics had not been established as of December 31, 2024. In accordance with applicable accounting and SEC rules, these amounts do not appear in the Summary Compensation Table or Grants of Plan-Based Awards Table. Amounts are shown at target levels; actual amounts earned, if any, will be based on achievement of performance metrics for 2025, 2026 or 2027 (once established), as applicable. For Mr. Thakar, includes (i) 59,953 PRSUs representing target potential payout

remaining from awards approved on October 30, 2024; (ii) 30,368 PRSUs representing target potential payout remaining from awards approved on October 26, 2023; and (iii) 15,179 PRSUs representing target potential payout remaining from awards approved on October 27, 2022. For Ms. Kim, includes (i) 14,389 PRSUs representing target potential payout remaining from awards approved on October 30, 2024; (ii) 7,314 PRSUs representing target potential payout remaining from awards approved on October 26, 2023; and (iii) 3,923 PRSUs representing target potential payout remaining from awards approved on October 27, 2022. For Mr. Posey, includes (i) 8,562 PRSUs representing target potential payout remaining from awards approved on October 30, 2024; (ii) 4,363 PRSUs representing target potential payout remaining from awards approved on October 26, 2023; and (iii) 2,242 PRSUs representing target potential payout remaining from awards approved on October 27, 2022.

CEO Pay Ratio

Under Item 402(u) of Regulation S-K, we are required to provide the following information regarding the relationship between the annual total compensation of Mr. Thakar, our Chief Executive Officer as of the date we selected to identify the median employee, and the median of the annual total compensation of all our employees (other than Mr. Thakar) for 2024:

1. The median of the annual total compensation of our all employees (other than Mr. Thakar) (including our consolidated subsidiaries) was $37,775.

2. Mr. Thakar's annual total compensation, as reported in the 2024 Summary Compensation Table included in this proxy statement, was $15,650,272.

3. Based on the above, for 2024, the ratio of Mr. Thakar's annual total compensation to the median of the annual total compensation of all our employees other than Mr. Thakar was approximately 414 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. We determined the median of the annual total compensation of our employees (other than Mr. Thakar) as of December 31, 2024, at which time we (including our consolidated subsidiaries) had 2,400 full-time, part-time, seasonal and temporary employees, 564 of whom are U.S. employees, and 1,836 (or approximately 77% of our total employee population) of whom are located outside of the United States (12 in Australia, 5 in Brazil, 16 in Canada, 2 in Colombia, 1 in the Czech Republic, 32 in France, 19 in Germany, 4 in Hong Kong, 1,628 in India, 12 in Italy, 3 in Japan, 5 in Mexico, 11 in the Netherlands, 2 in the Philippines, 5 in Poland, 1 in Saudi Arabia, 7 in Singapore, 2 in South Africa, 8 in Spain, 10 in the United Arab Emirates, and 51 in the United Kingdom).

In accordance with the permitted methodology for determining the "median employee", we re-identified the "median employee" for 2024 due to a change in our employee population. We excluded non-U.S. employees (other than those located in France, Germany, India, and the United Kingdom) from our calculations under the de minimis exclusion to the extent the aggregate did not exceed 5% of our total employee population. We did not annualize the compensation of all permanent employees who were new-hires in 2024. We then compared the base salaries paid, bonuses earned, and equity awards granted to our 2,294 employees in the U.S., France, Germany, India, and the United Kingdom (which consisted of 564 U.S. employees and 1,730 non-U.S. employees) in 2024 to determine the median employee. Once we identified our median employee, we calculated the employee's annual total compensation as though the median employee was reported in the 2024 Summary Compensation Table in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, yielding the median annual total compensation disclosed above. With respect to the annual total compensation of Mr. Thakar, we used the amount reported in the "Total" column in the 2024 Summary Compensation Table included in this proxy statement.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance measures of the Company. For further information concerning the Company's pay-for-performance philosophy and how executive compensation aligns with the Company's performance, please see the "*Executive Compensation — Compensation Discussion and Analysis*" section of this proxy statement.

Pay Versus Performance Table

Year	Summary Compensation Table Total for First PEO[1],[2]	Compensation Actually Paid to First PEO[1],[3]	Summary Compensation Table Total for Second PEO[1],[2]	Compensation Actually Paid to Second PEO[1],[3]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers[4]	Average Compensation Actually Paid to Non-PEO Named Executive Officers[5]	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[6]	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[7]	Net Income[8] (in millions)	Revenues[9] (in millions)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
2024	$ —	$ —	$15,650,272	$ 7,830,649	$5,514,326	$2,529,577	$168.19	$301.44	$173.7	$607.6
2023	$ —	$ —	$ 7,783,232	$23,974,241	$2,503,572	$4,719,665	$235.43	$221.06	$151.6	$554.5
2022	$ —	$ —	$11,392,553	$ 5,138,863	$4,444,562	$2,529,882	$134.62	$132.79	$108.0	$489.7
2021	$20,875,111	$16,450,909	$ 9,396,664	$12,827,121	$4,140,001	$5,326,529	$164.59	$206.76	$ 71.0	$411.2
2020	$22,398,351	$30,358,397	$ —	$ —	$4,516,347	$5,326,614	$146.18	$149.98	$ 91.6	$363.0

(1) The first PEO is Philippe F. Courtot, who served as PEO in 2020 and in 2021 through March 19, 2021. The second PEO is Sumedh S. Thakar, who served as PEO beginning on April 27, 2021 and in 2022, 2023 and 2024.

(2) Represents the total compensation paid to each of our PEO in each listed year, as shown in our Summary Compensation Table for such listed year.

(3) Compensation actually paid does not mean that our PEOs were actually paid those amounts in the listed year, but this is a dollar amount derived by adjusting the Summary Compensation Table total compensation under the methodology prescribed in the relevant rules under Item 402(v) of Regulation S-K, as shown in the following tables:

First PEO

	2020	2021	2022	2023	2024
Summary Compensation Table Total	22,398,351	20,875,111	—	—	—
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(21,560,357)	—	—	—	—
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	20,875,692	—	—	—	—
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	6,761,019	—	—	—	—
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	—	—
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	1,883,692	343,840	—	—	—
Subtract Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	(4,768,042)	—	—	—
Add Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—	—	—	—	—
Compensation Actually Paid	30,358,397	16,450,909	—	—	—

Second PEO

	2020	2021	2022	2023	2024
Summary Compensation Table Total	—	9,396,664	11,392,553	7,783,232	15,650,272
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	—	(8,364,620)	(10,361,307)	(6,931,496)	(14,549,332)
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	—	10,149,237	7,236,431	8,940,750	14,661,086
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	—	1,821,938	(2,774,012)	12,892,872	(4,405,419)
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	136,595	—	—	—
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	—	(312,693)	(354,802)	1,288,883	(3,525,958)
Subtract Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—	—	—
Add Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—	—	—	—	—
Compensation Actually Paid	—	12,827,121	5,138,863	23,974,241	7,830,649

(4) This figure is the average of the total compensation paid to our NEOs other than our PEO in each listed year, as shown in our Summary Compensation Table for such listed year. The names of the non-PEO NEOs in each year are listed in the table below.

2020*	2021	2022	2023	2024
Thakar, Sumedh S.	Kim, Joo Mi	Kim, Joo Mi	Kim, Joo Mi	Kim, Joo Mi
Kim, Joo Mi	Posey, Bruce K.	Posey, Bruce K.	Posey, Bruce K.	Posey, Bruce K.
Posey, Bruce K.	Peters, Allan	Peters, Allan	Peters, Allan**	
Fisher, Melissa B.				

*Melissa B. Fisher served as our Chief Financial Officer through May 29, 2020, Joo Mi Kim served as our Chief Financial Officer beginning on June 29, 2020 and in 2021, 2022, 2023 and 2024.

** In connection with the termination of his employment on February 7, 2023 with transition services provided through March 31, 2023, all of his unvested awards were forfeited.

(5) This figure is the average of the ''compensation actually paid'' for our NEOs other than our PEO in each listed year. ''Compensation actually paid'' does not mean that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived by adjusting the average of the Summary Compensation Table total compensation figure for all NEOs other than our PEO for the listed year under the methodology prescribed under Item 402(v) of Regulation S-K, as shown in the following table:

Non-PEO NEOs

	2020	2021	2022	2023	2024
Summary Compensation Table Total	4,516,347	4,140,001	4,444,562	2,503,572	5,514,326
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(4,120,883)	(3,625,418)	(3,952,633)	(2,073,012)	(4,889,855)
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	4,849,573	4,474,781	2,907,240	2,673,923	5,172,311
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	1,598,905	415,872	(782,777)	2,872,428	(2,016,591)
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	57,756	—	—	—	—
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	514,690	(78,707)	(86,511)	364,682	(1,250,614)
Subtract Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(2,089,773)	—	—	(1,621,928)	—
Add Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—	—	—	—	—
Compensation Actually Paid	**5,326,614**	**5,326,529**	**2,529,882**	**4,719,665**	**2,529,577**

(6) Total shareholder return is calculated by assuming that a $100 investment was made on the day prior to the first fiscal year reported and reinvesting all dividends until the last day of each reported fiscal year.

(7) The peer group used is the NASDAQ Computer Index, as used in the Company's performance graph included in our Annual Report on Form 10-K. Total shareholder return is calculated by assuming that a $100 investment was made on the day prior to the first fiscal year reported below and reinvesting all dividends until the last day of each reported fiscal year.

(8) The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements for each reported fiscal year.

(9) In the Company's assessment, revenues is the financial performance measure that is the most important financial performance measure used by the Company in 2024 to link compensation actually paid to Company performance.

Required Tabular Disclosure of Most Important Performance Measures

The list below includes the four financial performance measures that, in our assessment and in no particular order, represent the most important measures used to link compensation actually paid to our NEOs to Company performance.

Most Important Performance Measures
Bookings
Revenues
Adjusted EBITDA Margin
Non-GAAP Earnings per Diluted Share

Description of Relationships Between Compensation Actually Paid and Performance

As described in more detail in the section titled "*Executive Compensation - Compensation Discussion and Analysis*," our executive compensation program reflects a pay-for-performance philosophy. While we utilize several performance measures to align executive compensation with Company performance, not all of those measures are presented in the Pay Versus Performance table. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between compensation actually paid and the information presented in the Pay Versus Performance table above.

<u>Compensation Actually Paid and TSR</u>

The following chart reflects the amount of compensation actually paid to Mr. Thakar (for 2024, 2023, 2022 and 2021), Mr. Courtot (for 2021 and 2020), and the average amount of compensation actually paid to our NEOs as a group (excluding the PEOs in each given year) in relation to our Company's cumulative TSR over the five years presented in the table. The chart also reflects the relationship between our Company's cumulative TSR and our peer group's cumulative TSR:



<u>Compensation Actually Paid and Net Income</u>

The following chart reflects the amount of compensation actually paid to Mr. Thakar (for 2024, 2023, 2022 and 2021), Mr. Courtot (for 2021 and 2020), and the average amount of compensation actually paid to our NEOs as a group (excluding the PEOs in each given year) in relation to the Company's net income over the five years presented in the table:



<u>Compensation Actually Paid and Revenues</u>

The following chart reflects the amount of compensation actually paid to Mr. Thakar (for 2024, 2023, 2022 and 2021), Mr. Courtot (for 2021 and 2020), and the average amount of compensation actually paid to our NEOs as a group (excluding the PEOs in each given year) in relation to the Company's revenues over the five years presented in the table. While we utilize a number of performance measures to evaluate company performance, we have determined that revenues is the most important financial performance measure (not otherwise required to be disclosed in the table) to link compensation actually paid to the our NEOs to Company performance. We use revenue growth when setting goals for our corporate bonus plan and PRSUs granted to our NEOs.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at April 15, 2025 for:

- each of our named executive officers;

- each of our directors;

- all of our current directors and executive officers as a group; and

- each person or group, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 36,353,741 shares of common stock outstanding at April 15, 2025. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of April 15, 2025. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qualys, Inc., 919 East Hillsdale Boulevard, 4th Floor, Foster City, California 94404.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Named Executive Officers:		
Sumedh S. Thakar[1]	195,397	*
Joo Mi Kim[2]	45,926	*
Bruce K. Posey[3]	29,546	*
Non-Employee Directors:		
Thomas P. Berquist[4]	2,336	*
Jeffrey P. Hank[5]	16,666	*
Wendy M. Pfeiffer[6]	9,803	*
Kristi M. Rogers[7]	8,417	*
John A. Zangardi[8]	10,447	*
All current directors and executive officers as a group (8 persons)[9]	318,538	*
5% Stockholders:		
BlackRock, Inc.[10]	5,858,807	16.1%
The Vanguard Group[11]	4,181,323	11.5%

---

* Represents beneficial ownership of less than 1%.

(1) Consists of (i) 130,896 shares of common stock held by Mr. Thakar, (ii) 12.501 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025, and (iii) 52,000 shares of common stock subject to stock options exercisable within 60 days of April 15, 2025.

(2) Consists of (i) 38,442 shares of common stock held by Ms. Kim and (ii) 7,484 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025.

(3) Consists of (i) 25,062 shares of common stock held by Mr. Posey and (ii) 4,484 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025.

(4) Consists of (i) 1,023 shares of common stock held by Mr. Berquist and (ii) 1,313 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025.

(5) Consists of (i) 11,353 shares of common stock held by Mr. Hank, (ii) 1,313 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025, and (iii) 4,000 shares of common stock subject to stock options exercisable within 60 days of April 15, 2025.

(6) Consists of (i) 8,490 shares of common stock held by Ms. Pfeiffer and (ii) 1,313 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025.

(7) Consists of (i) 7,104 shares of common stock held by Ms. Rogers and (ii) 1,313 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025.

(8) Consists of (i) 9,134 shares of common stock held by Dr. Zangardi and (ii) 1,313 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025.

(9) Includes (i) 31,034 shares of common stock issuable upon vesting of RSUs within 60 days of April 15, 2025 and (ii) 56,000 shares of common stock subject to stock options exercisable within 60 days of April 15, 2025.

(10) According to the information reported by BlackRock, Inc. ("BlackRock") on a Schedule 13G/A filed on February 5, 2025, BlackRock beneficially owns an aggregate of 5,858,807 shares of common stock, which consists of (i) 5,711,702 shares as to which it has sole voting power and (ii) 5,858,807 shares as to which it has sole dispositive power. The principal address of BlackRock is 50 Hudson Yards, New York, NY 10001.

(11) According to the information reported by The Vanguard Group ("Vanguard") on a Schedule 13G/A filed on November 12, 2024, Vanguard beneficially owns an aggregate of 4,181,323 shares of common stock, which consists of (i) 67,797 shares as to which it has shared voting power, (ii) 4,071,455 shares as to which it has sole dispositive power, and (iii) 109,868 shares as to which it has shared dispositive power. The principal address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

RELATED PERSON TRANSACTIONS

We describe below transactions and series of similar transactions, since January 1, 2024, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

Certain Family Relationships

During 2024, Deepti S. Thakar, Sister of Sumedh S. Thakar, our Chief Executive Officer, was employed by us as Product Director, Technical Content Experience. During 2024, Deepti S. Thakar earned total compensation of $260,530, consisting of base salary, bonus and equity compensation. In addition, Deepti S. Thakar participated in our employee benefit plans and arrangements which are generally made available to other employees at her level, including employee equity incentive and benefit plans, including health, vacation, Section 401(k) retirement savings plans and insurance plans. The compensation of Deepti S. Thakar was established in accordance with our employment and compensation practices applicable to employees with equivalent qualifications, experience and responsibilities.

The agreements and transactions described under this section were reviewed and approved or ratified by our Audit and Risk Committee in accordance with our related party transaction policy described below.

Policies and Procedures for Related Party Transactions

Our Audit and Risk Committee has the primary responsibility for reviewing and approving or ratifying transactions with related parties.

We have a formal written policy providing that our executive officers, directors, nominees for election as directors, any person or entity known to be the beneficial owner of more than 5% of any class of our voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation, or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest (each, a "Related Party"), are/is not permitted to enter into a "Related Party Transaction" with us without the consent of our Audit and Risk Committee. For the purposes of this policy, a "Related Party Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any Related Party had, has or will have a direct or indirect material interest (including any transactions requiring disclosure under Item 404 of Regulation S-K promulgated under the Exchange Act), other than transactions available to all U.S. employees of the Company.

In determining whether to approve a Related Party Transaction, our Audit and Risk Committee is to consider the relevant facts and circumstances available and deemed relevant to the committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the Related Party's interest in the transaction.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC rules to furnish us with copies of all Section 16(a) reports they file.

SEC rules require us to identify in this proxy statement anyone who filed a required report late during the most recent year. Based on our review of forms we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that during 2024, all Section 16(a) filing requirements were satisfied on a timely basis, except for a late Form 4 filed by Mr. Zangardi on February 10, 2025 to report the acquisition of shares made by an immediate family member on August 13, 2024.

2024 Annual Report and SEC Filings

Our financial statements for the fiscal year ended December 31, 2024 are included in our annual report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. Our annual report and this proxy statement are posted on our website at www.qualys.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Qualys, Inc., 919 East Hillsdale Boulevard, 4th Floor, Foster City, California 94404.

*   *   *

Our board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS

Foster City, California
April 23, 2025

APPENDIX A

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
QUALYS, INC.
a Delaware Corporation

Qualys, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A.   The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 30, 1999.

B.   This Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware by the Board of Directors of the Corporation and the stockholders of the Corporation.

C.   Article VIII, Section 8.1 of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

"8.1   Limitation of Personal Liability. To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended."

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation to be signed by a duly authorized officer of the Corporation, on _____, 2025.

By: _____
Sumedh S. Thakar
President and Chief Executive Officer

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APPENDIX B

Reconciliation of Non-GAAP Financial Measures

Qualys reports its financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information.

The non-GAAP measures presented in this proxy statement include non-GAAP earnings per share ("EPS") and Adjusted EBITDA. Our calculation of these non-GAAP measures may not be comparable with similarly titled measures of other companies due to potential differences between companies in the method of calculation. As a result, the use of these non-GAAP measures has limitations and should not be considered superior to, in isolation from, or as a substitute for related GAAP measures. See our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and our subsequent filings with the SEC for additional information about the non-GAAP measures presented herein, including a description of the use of such measures.

EARNINGS PER SHARE
(unaudited)
(in thousands, except per share data)

	Twelve Months Ended December 31,	
	2024	2023
GAAP Net income	$173,680	$151,595
Plus: Stock-based compensation	77,133	69,079
Plus: Amortization of intangible assets	2,903	3,087
Less: Tax adjustment	(24,728)	(25,615)
Non-GAAP Net income	$228,988	$198,146
GAAP Net income per share:		
Basic	$ 4.72	$ 4.11
Diluted	$ 4.65	$ 4.03
Non-GAAP Net income per share:		
Basic	$ 6.22	$ 5.37
Diluted	$ 6.13	$ 5.27
Weighted average shares used in GAAP and non-GAAP net income per share:		
Basic	36,799	36,879
Diluted	37,353	37,602

ADJUSTED EBITDA
(unaudited)
(in thousands, except percentages)

	Twelve Months Ended December 31,	
	2024	**2023**
Net income	$173,680	$151,595
Net income as a percentage of revenues	29%	27%
Depreciation and amortization of property and equipment	15,610	23,904
Amortization of intangible assets	2,903	3,087
Income tax provision	36,142	27,056
Stock-based compensation	77,133	69,079
Total other income, net	(22,626)	(15,582)
Adjusted EBITDA	$282,842	$259,139
Adjusted EBITDA as a percentage of revenues	47%	47%

Qualys, Inc.
2024 Annual Report

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended December 31, 2024
or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from _____ to _____
Commission file number 001-35662

QUALYS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**77-0534145**
(State or other jurisdiction	**(I.R.S. Employer**
of incorporation or organization)	**Identification Number)**

919 E. Hillsdale Boulevard, 4th Floor, Foster City, California 94404
(Address of principal executive offices, including zip code)

(650) 801-6100
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common stock, $0.001 par value per share	QLYS	NASDAQ Stock Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2024, the aggregate market value of voting shares of common stock held by non-affiliates of the registrant was $3,908 million based on the last reported sale price of the registrant's common stock on June 30, 2024. Shares of common stock held by each executive officer and director and by each person who owns 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's common stock outstanding as of February 11, 2025 was 36,477,672 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2025 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2024.

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Qualys, Inc.
TABLE OF CONTENTS

Annual Report

RISK FACTOR SUMMARY

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.

- Our quarterly and annual operating results may vary from period to period, which could result in our failure to meet expectations with respect to operating results and cause the trading price of our stock to decline.

- If we do not successfully anticipate market needs and opportunities or are unable to enhance our solutions and develop new solutions that meet those needs and opportunities on a timely or cost-effective basis, we may not be able to compete effectively and our business and financial condition may be harmed.

- If we fail to continue to effectively scale and adapt our platform to meet the performance and other requirements of our customers, our operating results and our business would be harmed.

- If we are unable to renew existing subscriptions for our IT, security and compliance solutions, sell additional subscriptions for our solutions and attract new customers, our operating results would be harmed.

- Our current research and development efforts may not produce successful products or enhancements to our platform that result in significant revenue, cost savings or other benefits in the near future.

- Our platform, products, website and internal systems may be subject to intentional disruption or other security incidents that could result in liability and adversely impact our reputation and future sales.

- Our sales cycle can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, revenues may vary from period to period, which may cause our operating results to fluctuate and could harm our business.

- Adverse economic conditions or reduced IT spending may adversely impact our business.

- Our IT, security and compliance solutions are delivered from 14 shared cloud platforms, and any disruption of service at these facilities would interrupt or delay our ability to deliver our solutions to our customers which could reduce our revenues and harm our operating results.

- We face competition in our markets, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

- The sales prices of our solutions are subject to competitive pressures and may decrease, which may reduce our gross profits and adversely impact our financial results.

- If our solutions fail to detect vulnerabilities or incorrectly detect vulnerabilities, our brand and reputation could be harmed, which could have an adverse effect on our business and results of operations.

- If we are unable to recruit and retain qualified sales personnel, sales of our solutions and the growth of our business would be harmed.

- We rely on third-party channel partners to generate a substantial amount of our revenues, and if we fail to effectively manage our distribution channels, our revenues could decline and our growth prospects could suffer.

- A significant portion of our customers, channel partners and employees are located outside of the United States, which subjects us to a number of risks associated with conducting international operations, and if we are unable to successfully manage these risks, our business and operating results could be harmed.

- Our business and operations have continued to grow since inception, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our operating results may be negatively affected.

- We depend on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

- If we are unable to hire, retain and motivate qualified personnel, our business may suffer.

- A portion of our revenues are generated by sales to government entities, which are subject to a number of challenges and risks.

- Our success in acquiring and integrating other businesses, products or technologies could impact our financial position.

- Undetected software errors or flaws in our solutions could harm our reputation, decrease market acceptance of our solutions or result in liability.

- Our solutions could be used to collect and store personal information of our customers' employees or customers, and therefore privacy and other data handling concerns could result in additional cost and liability to us or inhibit sales of our solutions.

- We use AI/machine learning technologies in our solutions that could result in harm to our business and operating results.

- Our solutions contain third-party open source software components, and our failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our solutions.

- We use third-party software and data that may be difficult to replace or cause errors or failures of our solutions that could lead to lost customers or harm to our reputation and our operating results.

- Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

- Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and harm our business and operating results.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, it is possible to identify forward-looking statements because they contain words such as "anticipates," "believes," "contemplates," "continue," "could," "estimates," "expects," "future," "intends," "likely," "may," "plans," "potential," "predicts," "projects," "seek," "should," "target," or "will," or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- *our financial performance, including our revenues, costs, expenditures, growth rates, operating expenses and ability to generate positive cash flow to fund our operations and sustain profitability;*

- *anticipated technology trends, such as the use of cloud solutions, and use of artificial intelligence ("AI");*

- *our ability to adapt to changing market conditions;*

- *economic and financial conditions, including volatility in foreign exchange rates, inflation concerns, high interest rates, recessionary fears, significant volatility of global markets, reduced spending and extended sales cycles, and geopolitical conflicts;*

- *our ability to diversify our sources of revenues, including selling additional solutions to our existing customers and our ability to pursue new customers;*

- *the effects of increased competition in our market;*

- *our ability to innovate and enhance our cloud solutions and platform and introduce new solutions;*

- *our ability to effectively manage our growth;*

- *our anticipated investments in sales and marketing, our infrastructure, new solutions, research and development, and acquisitions;*

- *maintaining and enhancing our relationships with channel partners;*

- *our ability to maintain, protect and enhance our brand and intellectual property;*

- *costs associated with defending intellectual property infringement and other claims;*

- *our ability to attract and retain qualified employees and key personnel, including sales and marketing personnel;*

- *our ability to successfully enter new markets and manage our international expansion;*

- *our expectations, assumptions and conclusions related to our income tax provision, our deferred tax assets and our effective tax rate;*

- *our expectations regarding the performance of, and our future trading activity with respect to, the marketable securities we hold;*

- *our expectations regarding our share repurchase program; and*

- *other factors discussed in this Annual Report on Form 10-K in the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The results, events and

circumstances reflected in these forward-looking statements are subject to risks, uncertainties, assumptions, and other factors including those described in Part I, Item 1A (Risk Factors) of this Annual Report on Form 10-K and those discussed in other documents we file with the U.S. Securities and Exchange Commission (SEC). Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements used herein. We cannot provide assurance that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements, and we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Qualys, the Qualys logo and other trademarks and service marks of Qualys appearing in this Annual Report on Form 10-K are the property of Qualys. This Annual Report on Form 10-K also contains trademarks and trade names of other businesses that are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this Annual Report on Form 10-K.

Annual Report

Item 1.   Business

Overview

We are a leading provider of a cloud-based platform delivering information technology (IT), security and compliance solutions. Our integrated suite of IT, security and compliance solutions delivered on Qualys' Enterprise TruRisk Platform enables our customers to: 1) identify and manage their internal and external IT and operational technology (OT) assets across on-premises, endpoints, cloud, containers, and mobile environments; 2) collect and analyze large amounts of IT security data; 3) discover and prioritize vulnerabilities; 4) quantify cyber risk exposure; 5) recommend and implement remediation actions; and 6) verify the implementation of such actions. This helps organizations protect their systems and applications from ever-evolving cyber-attacks and helps achieve compliance with internal policies and external regulations.

Our cloud platform addresses the growing IT, security and compliance complexities and risks that are amplified by the dissolving boundaries between IT infrastructures and web environments, the rapid adoption of cloud computing, containers and serverless IT models, and the proliferation of geographically dispersed IT assets. Organizations use our integrated suite of solutions to cost-effectively obtain a unified view of their internal and external IT and OT asset inventory as well as security and compliance posture across globally-distributed IT infrastructures as our solution offers a single platform for information technology, information security, application security, endpoint, developer security and cloud teams.

IT infrastructures are more complex and globally-distributed today than ever before, as organizations of all sizes increasingly rely upon a myriad of interconnected information systems and related assets, such as servers, databases, web applications, routers, switches, desktops, laptops, other physical and virtual infrastructure, and numerous external networks and cloud services. In this environment, new and evolving digital technologies intended to improve organizations' operations can also increase vulnerability to cyber-attacks, which can expose sensitive data, damage IT and physical infrastructures, and result in serious financial or reputational consequences. In addition, the rapidly increasing amount of data and devices in IT environments makes it more difficult to identify and remediate vulnerabilities in a timely manner. The predominant approach to IT security has been to implement multiple disparate security products that can be costly and difficult to deploy, integrate and manage and may not adequately protect organizations. As a result, we believe there is a large and growing opportunity for comprehensive cloud-based IT, security and compliance solutions that detect, measure, prioritize and remediate cyber risk delivered in a single platform.

We designed our cloud platform to transform the way organizations secure and protect their IT infrastructures and applications. Our cloud platform offers an integrated suite of solutions that automates the lifecycle of asset discovery and management, security and compliance assessments, and remediation for an organization's IT infrastructure and assets, whether such infrastructure and assets reside inside the organization, on their network perimeter, on endpoints or in the cloud. Since inception, our solutions have been designed to be delivered through the cloud and to be easily and rapidly deployed on a global scale, enabling faster implementation and lower total cost of ownership than traditional on-premise enterprise software products. Our customers, ranging from some of the largest global organizations to small businesses, are served from our globally-distributed cloud platform, enabling us to rapidly deliver new solutions, enhancements and security updates.

We believe that our cloud platform provides our customers with unique advantages, including:

- *No hardware to buy or manage.* There is no infrastructure or software to buy and maintain thus reducing our customers' operating costs; all services are accessible in the cloud via web interface. Qualys operates and maintains the platform.

- *Real-time visibility in one place, anytime and anywhere*. Our customers can conveniently see their security and compliance posture across their global IT and OT asset inventory in one browser window, without plugins or a virtual private network (VPN), whenever and wherever Internet access is available.

- *Easy global scanning.* Our customers can easily perform scans on geographically distributed and segmented networks at the perimeter, behind the firewall, on dynamic cloud environments and on endpoints.

- *Seamless scaling.* Our cloud platform is a scalable, comprehensive, and end-to-end solution for the IT, security and compliance needs of our customers. Our customers can seamlessly add new coverage, users and services after they have deployed our platform.

- *Up to date resources*. Qualys has one of the largest knowledge bases of vulnerability signatures in the industry. All security updates are made in real-time.

- *Data stored securely*. Data is securely stored and processed in a multi-tiered architecture of load-balanced servers. Our encrypted databases are physically and logically secured.

We were founded and incorporated in December 1999 with a vision of transforming the way organizations secure and protect their IT infrastructure and applications and initially launched our first cloud solution, Vulnerability Management (VM), in 2000. As VM gained acceptance, we introduced additional solutions to help customers manage increasing IT, security and compliance requirements. Today, the suite of solutions that we offer on our cloud platform and refer to as the Qualys Cloud Apps help our customers detect, measure, prioritize and remediate cyber risk spanning a range of assets across on-premises, endpoints, cloud, containers, and mobile environments.

We provide our solutions through a software-as-a-service model, primarily with renewable annual subscriptions. These subscriptions require customers to pay a fee in order to access each of our cloud solutions. We generally invoice our customers for the entire subscription amount at the start of the subscription term, and the invoiced amounts are treated as deferred revenues and are recognized ratably over the term of each subscription. We continue to experience revenue growth from our existing customers as they renew and purchase additional subscriptions, as well as from the addition of new customers to our cloud platform.

Our cloud platform is currently used by over 10,000 customers worldwide, including a majority of the Forbes Global 100. Our revenues increased to $607.6 million in 2024 from $554.5 million in 2023 and $489.7 million in 2022.

Our Platform

Our cloud platform consists of a suite of IT security, compliance, web application security, asset management and cloud security solutions, which we refer to as the Qualys Cloud Apps, that leverage our shared and extensible core services and our highly scalable multi-tenant cloud infrastructure. We also provide open application program interfaces, or APIs, and other developer tools that allow third parties to embed our technology into their solutions and build applications on our platform.

Our cloud platform utilizes physical and virtual sensors, and cloud agents that provide our customers with continuous visibility enabling customers to respond to threats immediately. Customers can extend visibility to all known IT infrastructure using our Out-of-Band Configuration Assessment sensor for systems that are air-gapped or otherwise difficult to assess.

Our cloud platform automatically gathers and analyzes security and compliance data in a scalable, state-of-the-art backend. The technology underlying our cloud infrastructure enables us to ingest, process, analyze and store a high volume of sensor data coming from our agents, scanners and passive analyzers, and correlate information at very high speeds in a distributed manner for millions of devices.



The Enterprise TruRisk Platform
End-to-End Cyber Risk Management
Qualys TruRisk™
A natively integrated single agent, single source of truth
Discover all assets, including external assets with business context
Detect and prioritize vulnerabilities and misconfigurations according to TruRisk
Remediate cyber risk with automated patching and intelligent workflows
Monitor, detect, respond to and prevent threats with risk and business context
Enforce and report on compliance, audit-ready
Asset Management
Vulnerability & Configuration Management
Risk Remediation
Threat Detection Response
Compliance
AI/ML
PLATFORM SERVICES
1st Party OSS
API
LIGHTWEIGHT AGENT
SENSORS
3rd Party Data
APPLICATIONS
OPERATING SYSTEMS
CLOUD / CONTAINERS / VMs
IT / WORKSTATIONS / SERVERS
IOT
EXTERNAL DEVICES

Our cloud platform is delivered to our customers via our 14 global shared cloud platforms, or via our private platform offering, Qualys Private Cloud Platform (PCP), for customers or partners that want the platform to reside within the customer's shared cloud platform. The PCP is a standalone version of our multi-layer, multi-tenant services architecture and is a fully integrated turnkey solution, making it more scalable, cost effective and faster to deploy within a customer's shared cloud platform.

Solutions delivered through our PCP are typically on the same subscription basis as solutions delivered through our shared platform. Our PCP utilizes hardware and software owned by us and is physically located on the customer's premises. The customer is not permitted to take possession of the software or access the software code. We also offer our PCP as a subscription-based platform services to the customer using a virtual version of our software. This virtualized PCP allows us to extend our security and compliance solutions without the complexity and cost associated with deploying traditional enterprise software.

Qualys Core Services

Our core services enable our customers to detect vulnerabilities, measure and remediate cyber risk through integrated workflows, management and real-time analysis and reporting inside their organizations, on the perimeter, on endpoints or in the cloud.

Our core services constitute dynamic and customizable dashboards and centrally managed, self-updating integrated Cloud Apps, through a natively integrated unified platform. Our interactive, dynamic dashboards and cloud platform allow our customers to aggregate and correlate all of their IT, security and compliance data in one place, drill down into details, and generate reports customized for different audiences. Our cloud platform’s powerful Elasticsearch clusters enable customers to instantly find detailed data on any asset.

Our core services include:

- *Asset Tagging and Management.* Enables customers to easily identify, categorize and manage large numbers of assets in highly dynamic IT and OT environments and automates the process of inventory management and hierarchical organization of all internal and external assets. Built on top of this core service is the Qualys GAV framework, which is a global asset inventory service enabling our customers to search for information on any asset, scaling to millions of assets for customers of all sizes, helping IT and security personnel to search assets and maintain an up-to-date inventory on a continuous basis.

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- *Reporting and Dashboards.* A highly configurable reporting engine that provides customers with reports and dashboards based on their roles and access privileges.

- *Questionnaires and Collaboration.* A configurable workflow engine that enables customers to easily build questionnaires and capture existing business processes and workflows to evaluate controls and gather evidence to validate and document compliance.

- *Remediation and Workflow.* An integrated workflow engine that allows customers to automatically generate helpdesk tickets for remediation to manage compliance exceptions based on customer-defined policies, enabling subsequent review, commentary, tracking and escalation. This engine automatically distributes remediation tasks to IT administrators upon scan completion, tracks remediation progress and closes open tickets once patches or other mitigating actions are applied and remediation is verified in subsequent scans.

- *Big Data Correlation and Analytics Engine.* Provides Elasticsearch capabilities for indexing, searching and correlating large amounts of security and compliance data with other security incidents and third-party security intelligence data. Embedded workflows enable customers to quickly assess risk and access information for remediation, incident analysis and forensic investigations.

- *Alerts and Notifications.* Creates email notifications to alert customers of new vulnerabilities, malware infections, scan completion, open trouble tickets and system updates.

Qualys Cloud Apps

Many organizations have an array of heterogeneous point tools that do not interoperate well and are difficult and costly to maintain and integrate, making it difficult for Chief Information Officers (CIOs) and Chief Information Security Officers (CISOs) to obtain a single, unified view of their organization's security and compliance posture. Qualys' Enterprise TruRisk Platform and its Cloud Apps help organizations escape this tool-fragmentation dilemma by drastically simplifying their security stacks and regaining unimpeded visibility across their on-premises, endpoints, cloud, container, and mobile environments.

The Cloud Apps are self-updating, centrally managed and tightly integrated, and cover a broad range of functionality in areas such as asset management, vulnerability and configuration management, risk remediation, threat detection and response, compliance and cloud security solutions.

We believe that our applications are easy to use and provide our customers with a high level of control because our applications are part of one platform, share a common user interface, utilize the same scanners and agents, access the same collected data, and leverage the same user permissions.

Our customers can subscribe to one or more of our 20+ Cloud Apps based on their initial needs and expand their subscriptions over time to new areas within their organization or to additional Qualys solutions to develop a more complete understanding of their respective environment's IT, security and compliance posture and remediate cybersecurity risk. Many of our customers use multiple Cloud Apps, some of which are noted below:

Asset Management

Cybersecurity Asset Management (CSAM): CSAM is an all-in-one solution that leverages the power of our cloud platform with its multiple native sensors and CMDB synchronization to continuously inventory known and unknown assets, discover installed applications, and overlay business and risk context to establish asset criticality. It identifies unauthorized or end-of-life and end-of-service software and the absence of required security tools, and assesses the health of the attack surface. Further, CSAM enables response options with threat alerts and software removal and delivers regulatory reporting in support of the Federal Risk and Authorization Management Program (FedRAMP), Payment Card Industry Data Security Standard (PCI-DSS) and other mandates. CSAM includes External Attack Surface Management (EASM), which allows discovery of internet facing unknown assets.

Vulnerability and Configuration Management

Vulnerability Management, Detection and Response (VMDR): VMDR enables organizations to automatically discover every asset in their environment, including unmanaged assets appearing on the network, inventory all hardware and software, and classify and tag critical assets. VMDR continuously assesses these assets for the latest vulnerabilities and applies the latest threat intel analysis to prioritize actively exploitable vulnerabilities. VMDR automatically detects the latest superseding patch for the vulnerable asset and easily deploys it for remediation. Finally, VMDR quantifies risk across vulnerabilities, assets and groups of assets helping organizations proactively reduce cyber risk exposure and track cyber risk reduction over time. By delivering all this in a single app workflow, VMDR automates the entire process and significantly accelerates an organization's ability to respond to threats, thus preventing possible exploitation across on-premises, endpoints, cloud, containers, and mobile environments.

Web Application Scanning (WAS): WAS continuously discovers and catalogs web applications – including new and unknown ones – and detects vulnerabilities and misconfigurations in web apps and APIs. Scaling to thousands of scans, it conducts incisive, thorough and precise testing of browser-based web apps, mobile app backends, and Internet of things (IoT) services. WAS' powerful API enables integration with other systems and allows teams to detect issues within DevOps environments early in the application development process. Bundled malware detection capability with WAS uses reputational, behavioral, antivirus, and heuristic analyses to identify and alert on malware infecting a user's websites. By Integrating WAS with manual testing tools and bug bounty solutions, customers can build a comprehensive web application vulnerability testing program.

Risk Remediation

Patch Management (PM): PM provides automated patch deployment capabilities for Windows, Linux, Mac and third party software by correlating vulnerabilities and the right set of remediation including patches and configuration fixes. It continuously gathers and uploads telemetry about installed software, open vulnerabilities and missing patches to our cloud platform. The resulting shared visibility of assets and their posture enables IT and security teams to collaborate using common vulnerability-centric terminology and provides a consistent data set to analyze, prioritize, deploy and verify patches more efficiently. Patch Management is a component of Qualys' TruRisk Eliminate suite of remediation solutions. TruRusk Eliminate encompasses a broad range of remediation capabilities for organizations when patches are not yet available or feasible to deploy.

Custom Assessment and Remediation (CAR): CAR enables security architects to create custom scripts in popular scripting languages, user-defined controls and automation, all seamlessly integrated within existing programs to quickly assess, respond to and remediate threats across global hybrid environments.

Threat Detection and Response

Multi-Vector Endpoint Detection and Response (EDR): Traditional endpoint detection and response solutions focus only on endpoint activity to detect attacks. As a result, they lack the full context to analyze attacks accurately. This leads to an incomplete picture and a high rate of false positives and negatives, requiring organizations to use multiple point solutions and large incident response teams. Our highly scalable platform fills the gaps by bringing a new multi-vector approach and the unifying power to EDR, providing vital context and comprehensive visibility to the entire attack chain, from prevention to detection to response. EDR unifies different context vectors like asset discovery, rich normalized software inventory, end-of-life visibility, vulnerabilities and exploits, misconfigurations, in-depth endpoint telemetry, and network reachability with a powerful backend to correlate it all for accurate assessment, detection and response.

Compliance

Policy Compliance (PC): PC performs automated security configuration assessments on IT systems throughout a network, helping to reduce risk and continuously ensure compliance with internal policies

and external regulations. PC leverages out-of-the-box library content to fast-track compliance assessments using industry-recommended best practices. PC also provides a centralized, interactive console for specifying baseline standards for different hosts. By automating requirement evaluation against multiple standards for operating systems, network devices, databases and server applications, PC enables the quick identification of security issues and works to prevent configuration drift. PC works to prioritize and track remediation and exceptions, while demonstrating a repeatable auditable process for compliance management

File Integrity Monitoring (FIM): FIM logs and centrally tracks file change events on common enterprise operating systems in organizations of all sizes. FIM provides customers with a simple way to achieve centralized cloud-based visibility of activity resulting from normal patching and administrative tasks, change control exceptions or violations, or malicious activity - then reports on that system activity as part of compliance mandates. FIM collects the critical details needed to quickly identify changes and root out activity that violates policy or is potentially malicious. FIM helps customers to comply with change control policy enforcement and change monitoring requirements.

Cloud Security

Qualys TotalCloud is a Cloud-Native Application Protection Platform (CNAPP), which provides an integrated suite of security capabilities designed for multi-cloud environments. It provides complete visibility and cyber-risk exposure assessment across cloud assets, enabling continuous discovery and monitoring of the cloud landscape to identify risks and maintain compliance. With its FlexScan technology, TotalCloud offers comprehensive assessment features that include no-touch, agentless, API, and snapshot-based scanning, along with agent and network-based scanning for thorough vulnerability detection. The TruRisk component allows for a unified risk view, correlating vulnerabilities, security controls, and compliance across resources to prioritize and reduce cyber risks effectively. For real-time defense, TotalCloud's InstaProtect continuously monitors all cloud assets to detect and protect against evolving and unknown threats. Remediation is streamlined through our QFlow technology, which provides no-code, drag-and-drop workflows for efficient vulnerability management. TotalCloud provides organizations with an all-encompassing solution, delivering fast, agentless, real-time security and compliance across a variety of use cases, including Cloud Workload Protection (CWP), Cloud Detection and Response (CDR), Cloud Security Posture Management (CSPM), Infrastructure as Code (IaC), SaaS Security Posture Management (SSPM), and Kubernetes and Container Security (KCS) to offer organizations a single unified solution for comprehensively securing their cloud and multi-cloud environments.

Free Services

We also offer organizations of all sizes free security and compliance services based on our cloud platform:

- Qualys Global AssetView app automatically creates a continuous, real-time inventory of known and unknown assets throughout a user's global IT footprint across on-premises, endpoints, cloud, containers, and mobile environments. The app also automatically normalizes and categorizes assets to ensure clean, reliable, and consistent data. In-depth asset details provide fine-grained visibility on the system, services, installed software, network, and users. It also detects any device that connects to a user's networks, via passive scanning technology. Upon an unknown device detection, users can install a light-weight Qualys self-updating agent (3MB) to turn the device into a managed device or launch a vulnerability scan.

- Qualys Certificate Inventory inventories and assesses all Internet-facing certificates to generate SSL/TLS configuration grades, identifies the certificate issuer and tracks certificate expirations to help stop expired and expiring certificates from interrupting critical business functions.

Our Growth Strategy

We intend to strengthen our leadership position as a trusted provider of cloud-based IT, security and compliance solutions. The key elements of our growth strategy are:

- ***Continue to innovate and enhance our cloud platform and suite of solutions.*** We intend to continue to make significant investments in research and development to extend our cloud platform's functionality by developing new security solutions and capabilities and further enhancing our existing suite of solutions.

- ***Expand the use of our suite of solutions by our large and diverse customer base.*** With more than 10,000 customers, across many industries and geographies, we believe we have a significant opportunity to sell additional solutions to our customers and expand their use of our suite of solutions. Because our customers typically initially deploy one or two of our solutions in select parts of their IT infrastructures, our existing customers serve as a strong source of new sales as they expand their scope and increase their subscriptions or choose to adopt additional solutions from our integrated suite of IT, security and compliance offerings. In this regard, we continue to enhance our sales execution and marketing functions to increase adoption of our newly developed solutions among our existing customers.

- ***Drive new customer growth and broaden our global reach.*** We are pursuing new customers by targeting key accounts, releasing free IT, security and compliance services and enhancing both our sales and marketing organization and network of channel partners. We will continue to seek to make significant investments to encourage organizations to replace their existing security products with our cloud solutions. We intend to enhance our relationships with key security consulting organizations, leading cloud service providers, managed security service providers, leading cloud providers and value-added resellers to accelerate the adoption of our cloud platform. We seek to strengthen existing relationships as well as establish new relationships to increase the distribution and market awareness of our cloud platform and target new geographic regions. We also plan to partner with such security providers that can host our private cloud offering within their shared cloud platforms, helping us expand our reach in new markets and new geographies.

- ***Selectively pursue technology acquisitions to bolster our capabilities and leadership position.*** We may explore acquisitions that are complementary to and can expand the functionality of our cloud platform. We may also seek to acquire development teams to supplement our own personnel and acquire technology to increase the breadth of our cloud-based IT, security and compliance solutions. In 2022, we acquired certain intangible assets of

Blue Hexagon Inc., enabling us to leverage our cloud platform with deep learning AI and machine learning (ML) technologies to uncover behavior patterns including active vulnerability exploitation, identification of advanced network threats, and adaptive risk mitigation across all assets and applications.

Our Customers

We market and sell our solutions to enterprises, government entities and small and medium-sized businesses across a broad range of industries, including education, financial services, government, healthcare, insurance, manufacturing, media, retail, technology and utilities. As of December 31, 2024, we had over 10,000 customers worldwide, including a majority of the Forbes Global 100. In each of 2024, 2023 and 2022, no one customer accounted for more than 10% of our revenues. In 2024, 2023 and 2022, 58%, 60% and 60%, respectively, of our revenues were derived from customers in the United States based on our customers' billing addresses. We sell our solutions to enterprises and government entities primarily through our field sales force and to small and medium-sized businesses through our inside sales force. We generate a significant portion of sales through our channel partners, including managed security service providers, value-added resellers and consulting firms in the United States and internationally.

Sales and Marketing

Sales

We market and sell our IT, security and compliance solutions to customers directly through our sales teams as well as indirectly through our network of channel partners.

Our global sales force is organized into a field sales team, which focuses on enterprises, generally including organizations with more than 5,000 employees, and an inside sales team, which focuses on small to medium-sized businesses, which generally include organizations with less than 5,000 employees. Both our field and inside sales teams are divided into three geographic regions, the Americas; Europe, Middle East and Africa; and Asia-Pacific. We also further assign each of our sales teams into groups that focus on adding new customers or managing relationships with existing customers.

Our channel partners maintain relationships with their customers throughout the territories in which they operate and provide their customers with services and third-party solutions to help meet those customers' evolving security and compliance requirements. As such, these partners offer our IT, security and compliance solutions in conjunction with one or more of their own products or services and act as a conduit through which we can connect with these prospective customers to offer our solutions. Our channel partners include security consulting organizations, leading cloud providers, managed service providers and resellers.

For sales involving a channel partner, the channel partner engages with the prospective customer directly and involves our sales team as needed to assist in developing and closing an order. When a channel partner secures a sale, we sell the associated subscription to the channel partner who in turn resells the subscription to the customer, with the channel partner retaining the margin between the price they purchase from us and the price they sell to the end user. Once the order is completed, we provide these customers with direct access to our solutions and other associated back-office applications, enabling us to establish a direct relationship as part of ensuring customer satisfaction with our solutions. At the end of the subscription term, the channel partner engages with the customer to execute a renewal order, with our sales team providing assistance as required. In 2024, 2023 and 2022, 46%, 43% and 42%, respectively, of our revenues were generated by channel partners.

Marketing

Our marketing programs include a variety of online marketing, advertising, conferences, events, public relations activities and web-based seminar campaigns targeted at key decision makers within our prospective customers.

We have a number of marketing initiatives to build awareness and encourage customer adoption of our solutions. We offer free trials and services to allow prospective customers to experience the quality of our solutions, to learn in detail about the features and functionality of our cloud platform, and to quantify the potential benefits of our solutions.

Customer Support

Qualys Support delivers 24x7x365 day customer technical support from global centers located in Foster City, California; Raleigh, North Carolina; and Pune, India. We recruit senior level technical personnel and trained subject matter experts who work closely with engineering and operations personnel to resolve issues quickly. Our IT, security and compliance solutions can be deployed easily and are designed to be implemented and operated without the need for significant professional services. We also offer various training programs as part of our subscriptions to all of our customers. In addition, we leverage the insights drawn from our customers to further improve the functionality of our IT, security and compliance solutions. Our mission is to ensure customer satisfaction and play a critical role in retaining and expanding our customer base.

Research and Development and Operations

We devote significant resources to maintain, enhance and add new functionality to our cloud platform and the integrated suite of solutions that we offer. Our development organization consists of agile engineering teams with substantial security expertise in specific areas of our solutions. In addition to our development teams, we also built a sophisticated research team focused on identifying threats and developing signatures for vulnerabilities and compliance checks so that we can provide our customers with daily updates and enable them to scan their assets for the latest threats. We conduct our research and development in the United States, France and India, which gives us access to some of the best research and engineering talent in the world. Our focus remains to attract engineering talent as we continue to add new solutions and improve existing ones.

Our development team works closely with our customers and partners to gain valuable insights into their environments and gather feedback for threat research, product development and innovations. We typically release updates to our solutions, including enhancements and new features multiple times a year, and we measure the quality of our scan results on a frequent basis in an effort to maintain the highest level of scan accuracy.

The modular architecture of our cloud platform enables our engineering teams to simultaneously work on different features, accelerating the delivery of new functionalities to customers. Our research and development team also works collaboratively with our technical support team to ensure customer satisfaction and with our sales team to accelerate the adoption of our solutions.

Shared Cloud Platform Agreements

Our shared cloud platform operations are provided by large third-party vendors and are located in the United States, Canada, Switzerland, the Netherlands, United Arab Emirates, Australia, United Kingdom, Italy, the Kingdom of Saudi Arabia and India. Our shared cloud platform agreements have varying terms through 2030.

Competition

The expanding capabilities of our IT, security and compliance solutions have enabled us to address a growing array of opportunities in the cloud IT, security and compliance market. We compete with a large and broad array of established and emerging vulnerability management vendors, compliance vendors and data security vendors in a highly fragmented and competitive environment.

We compete with large and small public companies, such as CrowdStrike, Palo Alto Networks, Rapid7, and Tenable Holdings, as well as privately held security providers including Invicti, Tanium, and

Wiz. We also seek to replace IT, security and compliance solutions that organizations have developed internally. As we continue to extend our cloud platform's functionality by further developing IT, security and compliance solutions, such as Cybersecurity Asset Management and Patch Management, we expect to face additional competition in these new markets. Our competitors may also attempt to further expand their presence in the IT, security and compliance market and compete more directly against one or more of our solutions.

We believe that the principal competitive factors affecting our markets include product functionality, breadth of offerings, flexibility of delivery models, ease of deployment and use, total cost of ownership, scalability and performance, customer support and the extensibility of our platform. We believe that our suite of solutions generally competes favorably with respect to these factors. However, many of our primary competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and significantly greater resources than we do.

Intellectual Property

We rely on a combination of trade secrets, copyrights, patents and trademarks, as well as contractual protections, to establish and protect our intellectual property rights and protect our proprietary technology. As of December 31, 2024, we have 42 issued patents, which expire from 2029 to 2042, several pending U.S. patent applications and an exclusive license to four U.S. patents. The inbound license remains in effect until the licensed patents are no longer enforceable, unless the applicable license agreement is first terminated by us or terminated by the licensor for a breach of the agreement or if we undergo certain bankruptcy events. The licenses are currently exclusive and will remain exclusive so long as we make an appropriately-timed written election and pay an annual fixed royalty for ten years thereafter. These exclusive licenses are subject to the licensor's reservation of certain rights in the patents and subject to the U.S. government's reserved rights in the technology. We have a number of registered and unregistered trademarks. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. We view our trade secrets and know-how as a significant component of our intellectual property assets, as we have spent years designing and developing our cloud platform, which we believe differentiates us from our competitors.

We expect that software and other solutions in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Human Capital Resources

We take a holistic approach to our human capital management strategy, striving to create a culture where talented people want to come to work, develop their careers, become leaders, and make a difference for all our stakeholders and communities. Doing the right thing for our people, our communities and our environment upholds the trust of our customers, partners, employees, and stockholders, enabling us to grow our business profitably and meet the diverse needs of our constituents. As of December 31, 2024, we had 2,400 full-time employees, including 1,144 in research and development, 474 in sales and marketing, 554 in operations and customer support, and 228 in general and administrative. As of December 31, 2024, approximately 77% of our employees were located outside of the United States, with 68% of our employees located in India. None of our U.S. employees are covered by collective bargaining agreements. Employees in certain European countries and Brazil have collective bargaining arrangements at the national level. We believe our employee relations are good, and we have not experienced any work stoppages.

Compensation and Benefits

Our Competitive Compensation and Benefits Policy. We understand that providing competitive compensation and benefits plays a critical role in attracting and retaining the best available personnel.

That is why we offer robust compensation and benefits to our employees, including competitive base salaries, variable pay and equity awards, and generous benefits packages. To support the health and wellness of our workforce, Qualys offers premium health coverage with minimal out-of-pocket contributions for our employees.

Corporate Governance. Qualys maintains a Compensation and Talent Committee of the Board of Directors to oversee our compensation policies, plans and benefits programs, and overall compensation philosophy. The Committee approves CEO and executive officers' compensation plans, and reviews, approves, and administers various employee benefit plans, among other duties. As part of its ongoing review of the performance criteria and compensation of designated key executives, the Compensation and Talent Committee also meets annually with the CEO, our principal human resources executive, and any other corporate officers as it deems appropriate.

Supporting our Team and Community

Talent Development and Safety. We take a holistic approach to our social strategy, striving to create a culture where talented people want to come to work, develop their careers, become leaders, and make a difference for all our stakeholders and communities. We believe every employee makes a difference, so we empower them in their roles and support them for professional growth. We assist employees in achieving their career goals by helping them improve their skillsets and transition to increasingly challenging roles.

Diversity and Inclusion. We are proud to be a leader in the promotion and practice of diversity and inclusion. We take pride in our cultural diversity with offices and employees all over the world. Our objective is to continue to improve our hiring, development, advancement, and retention of diverse talent and to foster an inclusive environment. In addition to having more than 50% of the executive team from underrepresented communities, we are also continuing to improve diversity among our growing workforce, with over half of our US-based employees from underrepresented communities.

Qualys searches the globe for top talent in an effort to recruit and hire diverse individuals with a variety of skills, experiences, and backgrounds. Our company holiday calendar includes events and festivals from many regions and religions, and we include diverse cultural initiatives throughout the year.

Promoting a Healthy Work-life Balance. Qualys aims to maintain a healthy work-life balance and provide resources to support our employees' mental and physical well-being. During 2022, our workforce gradually transitioned into a hybrid work schedule, which resulted in a significant portion of our workforce working either in-person on a part-time basis, or remotely on a permanent basis. During 2024, we continued to offer this hybrid work schedule to our workforce. Our top priority remains providing support for our employees, partners, and customers.

Community Engagement. We value the communities that support our operations and have several company and employee-led initiatives to support the communities in which we operate. In 2024, our efforts were centered on advancing education, technology, local communities, and environmental initiatives. For example, we provided scholarships for women in Science, Technology, Engineering, and Mathematics (STEM), partnered with nonprofit organizations to provide back-to-school backpacks to underserved youth in our community, and donated to food drives and holiday fundraisers to support local families in need, among other initiatives. Our employees participated in environmental initiatives such as World Environment Day that encourage awareness and action for the protection of the environment, in addition to taking part in local clean-up activities across the world.

Training and Development

Employee Training. We require our employees and managers to participate in myriad training programs directed at maintaining a harassment-free, diverse, and secure workplace. With our diverse employee population, we uphold the rights to work in an environment that promotes equal opportunity and prohibits discriminatory practices against race, color, national origin, ancestry, medical condition, religious

creed (including religious dress and grooming practices), marital status, registered domestic partner status, sex, sexual orientation, gender identity and expression, genetic characteristics and information, age, veteran status, or any other protected characteristic. Creating a respectful workplace and preventing harassment to our employees remain our on-going commitment.

Employee Development. Investing in employees is critical to our success. Qualys employees participate in an onboarding program to integrate new hires into role-specific functions and company culture. Qualys offers managers and employees various training courses as needed. To support career growth inside and outside Qualys, we offer free self-paced and instructor-led certified training on core Qualys topics, giving employees and non-employees an opportunity to achieve certifications and job-related courses free of charge.

To allow for open dialogue between employees and managers, we conduct formal employee reviews each year. Corrective action plans are developed for employees who may be struggling to meet his or her job responsibilities. Employee performance is considered during compensation reviews. In addition to formal reviews, our Human Resources team regularly meets with managers to check in with teams and conducts exit interviews globally.

Sustainable Business Operations

Our Sustainable Solutions. Qualys products, delivered via our multi-tenant cloud platform, enable improved environmental sustainability for our customers. In particular, our cloud-based solutions minimize the number of physical servers our customers have to deploy within their own environments, reducing energy consumption on their end. Qualys Cloud Apps, delivering rich content and dashboards visible on any device, also reduce paper and printing costs for our customers.

Our Eco-Friendly Operations. Our environmental, health and safety systems, processes and tools in place across our footprint enable Qualys to meet or exceed governmental and industry requirements. We strive to consistently improve how we operate our platforms in energy-efficient networks and data centers as well as pursue sustainability initiatives that reduce energy, waste and materials consumption. We have 14 multi-tenant platforms across the world, six of which are in collocated facilities. The others are hosted in public cloud environments. Though data centers are inherently energy-intensive, utilizing collocated facilities allows us to leverage economies of scale for power and cooling. In addition, most of our third-party providers continue to advance their own sustainability programs to reduce their environmental impact.

Environmental Standards Within Supply Chain. We are committed to advancing supply chain responsibility and strive to enhance transparency and promote greater accountability in our own operations and with our suppliers. Qualys outsources product manufacturing and recycling to suppliers and vendors that follow the highest environmental standards in the industry, such as ISO 14001. We also seek to prohibit our suppliers from profiting from the sale of tantalum, tin, tungsten, and gold (also known as "conflict minerals") that funds conflict in the Democratic Republic of the Congo (DRC) and adjoining countries, and we seek to require that our suppliers source these minerals from socially responsible suppliers.

Available Information

Our principal executive offices are located at 919 E. Hillsdale Blvd., 4th Floor, Foster City, California 94404. The telephone number of our principal executive offices is (650) 801-6100, and our main corporate website is *www.qualys.com*. Information contained on, or that can be accessed through, our website, does not constitute part of this Annual Report on Form 10-K and inclusion of our website address in this Annual Report on Form 10-K is an inactive textual reference only.

We make available our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, free of charge on our website, *www.qualys.com* as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Additionally, copies of materials filed by us with the SEC may be accessed at the SEC's website, *www.sec.gov*.

Item 1A.   Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, and all other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes, before making a decision to invest in our common stock. Our business, operating results, financial condition, or prospects could be materially and adversely affected by any of these risks and uncertainties. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, operating results, financial performance or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to Our Business and Industry

Our quarterly and annual operating results may vary from period to period, which could result in our failure to meet expectations with respect to operating results and cause the trading price of our stock to decline.

Our operating results have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control, including:

- the level of demand for our solutions, from both existing and new customers;

- the extent to which customers subscribe for additional solutions;

- changes in customer renewals of our solutions;

- timing of deals signed within the applicable fiscal period;

- seasonal buying patterns of our customers;

- timely invoicing or changes in billing terms of customers;

- the length of our sales cycle for our products and services;

- price competition;

- the timing and success of new product or service introductions by us or our competitors or any other changes in the competitive landscape of our industry, including consolidation among our competitors;

- the introduction or adoption of new technologies that compete with our solutions;

- decisions by potential customers to purchase IT, security and compliance products or services from other vendors;

- general economic conditions, both domestically and in the foreign markets in which we sell our solutions;

- changes in foreign currency exchange rates;

- changes in the growth rate of the IT, security and compliance market;

- actual or perceived security breaches and incidents, technical difficulties or interruptions with our service;

- failure of our products and services to operate as designed;

- publicity regarding security breaches and incidents generally and the level of perceived threats to IT security;

- the announcement or adoption of new regulations and policy mandates or changes to existing regulations and policy mandates;

- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

- pace and cost of hiring employees;

- expenses associated with our existing and new products and services;

- the timing of sales commissions relative to the recognition of revenues;

- insolvency or credit difficulties confronting our customers, affecting their ability to purchase or pay for our solutions;

- our ability to integrate any products or services that we have acquired or may acquire in the future into our product suite or migrate existing customers of any companies that we have acquired or may acquire in the future to our products and services;

- future accounting pronouncements or changes in our accounting policies;

- our effective tax rate, changes in tax rules, tax effects of infrequent or unusual transactions, and tax audit settlements;

- the amount and timing of income tax that we recognize resulting from stock-based compensation;

- the timing of expenses related to the development or acquisition of technologies, services or businesses; and

- potential goodwill and intangible asset impairment charges associated with acquired businesses.

Further, the interpretation and application of international laws and regulations in many cases is uncertain, and our legal and regulatory obligations in foreign jurisdictions are subject to frequent and unexpected changes, including the potential for various regulatory or other governmental bodies to enact new or additional laws or regulations or to issue rulings that invalidate prior laws or regulations.

Each factor above or discussed elsewhere in this Annual Report on Form 10-K or the cumulative effect of some of these factors may result in fluctuations in our operating results. This variability and unpredictability could result in our failure to meet expectations with respect to operating results, or those of securities analysts or investors, for a particular period. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted trends in revenues. Accordingly, in the event of shortfalls in revenues, we are generally unable to mitigate the negative impact on margins in the short term by reducing our operating expenses. If we fail to meet or exceed expectations for our operating results for these or any other reasons, the trading price of our common stock could fall and we could face costly lawsuits, including securities class action suits.

If we do not successfully anticipate market needs and opportunities or are unable to enhance our solutions and develop new solutions that meet those needs and opportunities on a timely or cost-effective basis, we may not be able to compete effectively and our business and financial condition may be harmed.

The IT, security and compliance market is characterized by rapid technological advances, customer price sensitivity, short product and service life cycles, intense competition, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards and regulatory mandates. Any of these factors could create downward pressure on pricing and gross margins, and could adversely affect our renewal rates, as well as our ability to attract new customers. Our future success will depend on our ability to enhance existing solutions, introduce new solutions on a timely and cost-effective basis, meet changing customer needs, extend our core technology into new applications, and anticipate and respond to emerging standards and business models. We must also continually change and improve our solutions in response to changes in operating systems, application

software, computer and communications hardware, networking software, shared cloud platform infrastructures, programming tools and computer language technology.

We may not be able to anticipate future market needs and opportunities or develop enhancements or new solutions to meet such needs or opportunities in a timely manner or at all. The market for cloud solutions for IT, security and compliance continues to evolve, and it is uncertain whether our new solutions will gain market acceptance.

Our solution enhancements or new solutions could fail to attain sufficient market acceptance for many reasons, including:

- failure to timely meet market demand for product functionality;

- inability to identify and provide intelligence regarding the attacks or techniques used by cyber-attackers;

- inability to inter-operate effectively with the database technologies, file systems or web applications of our prospective customers;

- defects, errors or failures;

- delays in releasing our enhancements or new solutions;

- negative publicity about their performance or effectiveness;

- introduction or anticipated introduction of products by our competitors;

- poor business conditions, causing customers to delay IT, security and compliance purchases;

- easing or changing of external regulations related to IT, security and compliance; and

- reluctance of customers to purchase cloud solutions for IT, security and compliance.

Furthermore, diversifying our solutions and expanding into new IT, security and compliance markets will require significant investment and planning, require that our research and development and sales and marketing organizations develop expertise in these new markets, bring us more directly into competition with IT, security compliance providers that may be better established or have greater resources than we do, require additional investment of time and resources in the development and training of our channel partners and entail significant risk of failure.

If we fail to anticipate market requirements or fail to develop and introduce solution enhancements or new solutions to satisfy those requirements in a timely manner, such failure could substantially decrease or delay market acceptance and sales of our present and future solutions and cause us to lose existing customers or fail to gain new customers, which would significantly harm our business, financial condition and results of operations.

If we fail to continue to effectively scale and adapt our platform to meet the performance and other requirements of our customers, our operating results and our business would be harmed.

Our future growth depends to a significant extent on our ability to continue to meet the expanding needs of our customers as their use of our cloud platform grows. As these customers gain more experience with our solutions, the number of users and the number of locations where our solutions are being accessed may expand rapidly in the future. In order to ensure that we meet the performance and other requirements of our customers, we intend to continue to make significant investments to develop and implement new proprietary and third-party technologies at all levels of our cloud platform. These technologies, which include databases, applications and server optimizations, and network and hosting strategies, are often complex, new and unproven. We may not be successful in developing or implementing these technologies. To the extent that we do not effectively scale our platform to maintain performance as our customers expand their use of our platform, our operating results and our business may be harmed.

If we are unable to renew existing subscriptions for our IT, security and compliance solutions, sell additional subscriptions for our solutions and attract new customers, our operating results would be harmed.

We offer our cloud platform and integrated suite of solutions pursuant to a software-as-a-service model, and our customers purchase subscriptions from us that are generally one year in length. Our customers have no obligation to renew their subscriptions after their subscription period expires, and they may not renew their subscriptions at the same or higher levels or at all. As a result, our ability to grow depends in part on customers renewing their existing subscriptions and purchasing additional subscriptions and solutions. Our customers may choose not to renew their subscriptions to our solutions or purchase additional solutions due to a number of factors, including their satisfaction or dissatisfaction with our solutions, the prices of our solutions, the prices of products or services offered by our competitors, reductions in our customers' spending levels due to the macroeconomic environment or other factors. If our customers do not renew their subscriptions to our solutions, renew on less favorable terms, or do not purchase additional solutions or subscriptions, our revenues may grow more slowly than expected or decline and our operating results would be harmed.

In addition, our future growth depends in part upon increasing our customer base. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon continually attracting new customers and obtaining subscription renewals to our solutions from those customers. If we fail to attract new customers, our revenues may grow more slowly than expected and our operating results would be harmed.

Our current research and development efforts may not produce successful products or enhancements to our platform that result in significant revenue, cost savings or other benefits in the near future.

We must continue to dedicate significant financial and other resources to our research and development efforts if we are to maintain our competitive position. However, developing products and enhancements to our platform is expensive and time consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to our platform, design improvements, cost savings, revenue or other expected benefits. If we spend significant resources on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.

Our platform, products, website and internal systems may be subject to intentional disruption or other security incidents that could result in liability and adversely impact our reputation and future sales.

We and our service providers face threats from a variety of sources, including attacks on our networks and systems from numerous sources, including but not limited to traditional "hackers," sophisticated nation-state and nation-state supported actors, other sources of malicious code (such as viruses and worms), ransomware, social engineering, denial of service attacks, and phishing attempts. We and our service providers could be a target of cyber-attacks or other malfeasance designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform, products, or our internal systems, misappropriate proprietary information, gain access to our customers' systems and data, and/or cause interruptions to our services. We and our service providers have experienced and may continue to experience security incidents and attacks of varying degrees from time to time. We have incurred costs to respond to such incidents and may continue to incur costs to support our efforts to enhance our security measures. Additionally, due to political uncertainty and military actions in parts of Eastern Europe and the Middle East, we and our service providers are vulnerable to heightened risks of cybersecurity incidents and security and privacy breaches and incidents caused or initiated by nation-state or affiliated actors, including attacks that could materially disrupt our systems, operations and services, or impact our customers systems, operations, and services.

Our solutions, platforms, and system, and those of our service providers, may be, and have in the past been, subject to security incidents as a result of technical and non-technical issues, including as a result of intentional or inadvertent acts or omissions by our employees or service providers. With the increase in personnel working remotely, at least part-time in our case, we and our service providers are at increased risk for security breaches and incidents. We have taken and intend to continue to take steps to monitor and enhance the security of our solutions, cloud platform, and other relevant systems, IT infrastructure, networks, and data; however, the unprecedented scale of remote work may require additional personnel and resources, which nevertheless cannot be guaranteed to fully safeguard our solutions, our cloud platform, or any systems, IT infrastructure networks, or data upon which we rely. Further, because our operations involve providing IT security solutions to our customers, we may be, and have in the past been, targeted for cyber-attacks and other security incidents. We also have incorporated AI/machine learning technologies into our technology, and may continue to incorporate additional AI/machine learning technologies in the future. Our use of such technologies may create additional cybersecurity risks or increase cybersecurity risks, including risks of technical error, security breaches and incidents. Further, AI/machine learning technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents.

A breach in or incident impacting our data security, an attack against our service availability, or any breach, incident, or attack impacting our third-party service providers, or a technical error or outage, could impact our networks or networks secured by our solutions, creating system disruptions or slowdowns and exploiting security vulnerabilities of our solutions, and the information stored on our networks or those of our third-party service providers could be accessed, used, disclosed publicly or to unauthorized persons, altered, lost, destroyed, or stolen, which could subject us to liability and cause us financial harm. If an actual or perceived disruption in the availability of our solutions or the breach or other compromise of our security measures or those of our service providers occurs, it could adversely affect the market perception of our solutions, result in a loss of competitive advantage, have a negative impact on our reputation, or result in the loss of customers, channel partners and sales, and it may expose us to the loss, unavailability or alteration of information, claims, demands and litigation, regulatory investigations, actions and other proceedings and possible liability. Any such actual or perceived security breach or incident or disruption could also divert the efforts of our technical and management personnel. We and our service providers may face difficulties or delays in identifying and responding to any security breach or incident. We also may incur significant costs and operational consequences of investigating, remediating, eliminating and putting in place additional tools and devices designed to prevent actual or perceived security incidents, as well as costs to respond to and otherwise address any breach or incident, including any to comply with any notification obligations resulting from any security incidents. In addition, any such actual or perceived security breach or incident could impair our ability to operate our business and provide solutions to our customers. If this happens, our reputation could be harmed, our revenues could decline and our business could suffer.

Although we maintain insurance coverage that may be applicable to certain liabilities in the event of a security breach or other security incident, we cannot be certain that our insurance coverage will be adequate for liabilities that actually are incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, including our financial condition, operating results and reputation.

Our sales cycle can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, revenues may vary from period to period, which may cause our operating results to fluctuate and could harm our business.

The timing of sales of subscriptions for our solutions can be difficult to forecast because of the length and unpredictability of our sales cycle, particularly with large transactions and in the current macroeconomic environment. We sell subscriptions to our IT, security and compliance solutions primarily to IT departments that are managing a growing set of user and compliance demands, which has increased the complexity of customer requirements to be met and confirmed during the sales cycle and prolonged our sales cycle. Further, the length of time that potential customers devote to their testing and evaluation, contract negotiation and budgeting processes varies significantly, which has also made our sales cycle long and unpredictable. The length of the sales cycle for our solutions typically ranges from six to twelve months but can be more than eighteen months. In addition, we might devote substantial time and effort to a particular unsuccessful sales effort, and as a result we could lose other sales opportunities or incur expenses that are not offset by an increase in revenues, which could harm our business.

Adverse economic conditions or reduced IT spending may adversely impact our business.

Our business depends to a significant extent on the overall demand for IT and on the economic health of our current and prospective customers. Economic weakness, customer financial difficulties, change in interest rates, inflationary pressures and potential for a recession, and constrained spending on IT security, as well as longer sales cycles, which factors we have experienced in 2023 and 2024, have resulted and may in the future result in decreased revenue and earnings. In addition, continued governmental budgetary challenges in the United States and Europe, inflationary pressures and potential for a recession, and geopolitical turmoil in many parts of the world, including the ongoing military conflicts in parts of Eastern Europe and the Middle East, and other disruptions to global and regional economies and markets in many parts of the world, as well as uncertainties related to changes in public policies such as domestic and international regulations, taxes or international trade agreements, have and may continue to put pressure on global economic conditions and overall spending on IT security and may further increase inflation, both in the U.S. and globally, which could increase our operating costs in the future and reduce overall spending on IT security. General economic weakness may also lead to longer collection cycles for payments due from our customers, an increase in customer bad debt, restructuring initiatives and associated expenses, and impairment of investments. Furthermore, the continued weakness and uncertainty in worldwide credit markets, including the sovereign debt situation in certain countries in the European Union, may adversely impact our European operations, as well as our current and potential customers' available budgetary spending, which could lead to delays or reductions in planned purchases of our solutions.

Uncertainty about future economic conditions also makes it difficult to forecast operating results and to make decisions about future investments. Future or continued economic weakness for us or our customers, failure of our customers and markets to recover from such weakness, customer financial difficulties, and reductions in spending on IT security could have a material adverse effect on demand for our platform and consequently on our business, financial condition and results of operations.

Our IT, security and compliance solutions are delivered from 14 shared cloud platforms, and any disruption of service at these facilities would interrupt or delay our ability to deliver our solutions to our customers which could reduce our revenues and harm our operating results.

We currently host substantially all of our solutions from third-party shared cloud platforms located in the United States, Canada, Switzerland, the Netherlands, United Arab Emirates, Australia, United Kingdom, Italy, the Kingdom of Saudi Arabia and India. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, employee negligence, power losses, technical errors, telecommunications failures and similar events. The facilities

also could be subject to break-ins, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster, an act of terrorism or misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in interruptions in our services.

Some of our shared cloud platforms are not currently redundant and we may not be able to rapidly move our customers from one shared cloud platform to another, which may increase delays in the restoration of our service for our customers if an adverse event occurs. We have added shared cloud platforms to provide additional capacity and to enable disaster recovery. We continue to build out these facilities; however, these additional facilities may not be operational in the anticipated time-frame and we may incur unplanned expenses.

Additionally, our existing shared cloud platform providers have no obligations to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with the facilities providers on commercially reasonable terms or if in the future we add additional shared cloud platform providers, we may experience costs or downtime in connection with the loss of an existing facility or the transfer to, or addition of, new facilities.

Any disruptions or other performance problems with our solutions could harm our reputation and business and may damage our customers' businesses. Interruptions in our service delivery might reduce our revenues, cause us to issue credits to customers, subject us to potential liability and cause customers to terminate their subscriptions or not renew their subscriptions.

We face competition in our markets, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

We compete with a large range of established and emerging vulnerability management vendors, compliance vendors and data security vendors in a highly fragmented and competitive environment. We face significant competition for each of our solutions from companies with broad product suites and greater name recognition and resources than we have, as well as from small companies focused on specialized security solutions.

We compete with large and small public companies, such as CrowdStrike, Palo Alto Networks, Rapid7, and Tenable Holdings, as well as privately held security providers including Invicti, Tanium, and Wiz. We also seek to replace IT, security and compliance solutions that organizations have developed internally. As we continue to extend our cloud platform's functionality by further developing IT, security and compliance solutions, such as Cybersecurity Asset Management and Patch Management, we expect to face additional competition in these new markets. Our competitors may also attempt to further expand their presence in the IT, security and compliance market and compete more directly against one or more of our solutions.

We believe that the principal competitive factors affecting our markets include product functionality, breadth of offerings, flexibility of delivery models, ease of deployment and use, total cost of ownership, scalability and performance, customer support and the extensibility of our platform. Many of our existing and potential competitors have competitive advantages, including:

- greater brand name recognition;

- larger sales and marketing budgets and resources;

- broader distribution networks and more established relationships with distributors and customers;

- access to larger customer bases;

- greater customer support resources;

- greater resources to make acquisitions;

- greater resources to develop and introduce products that compete with our solutions;

- greater resources to meet relevant regulatory requirements; and

- substantially greater financial, technical and other resources.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies, the evolution of our service and new market entrants, we expect competition to intensify in the future.

In addition, some of our larger competitors have substantially broader product offerings and can bundle competing products and services with other software offerings. As a result, customers may choose a bundled product offering from our competitors, even if individual products have more limited functionality than our solutions. These competitors may also offer their products at a lower price as part of this larger sale, which could increase pricing pressure on our solutions and cause the average sales price for our solutions to decline. These larger competitors are also often in a better position to withstand any significant reduction in capital spending and will therefore not be as susceptible to economic downturns.

Furthermore, our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and product and services offerings in the markets we address. In addition, current or potential competitors may be acquired by third parties with greater available resources. As a result of such relationships and acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. For all of these reasons, we may not be able to compete successfully against our current or future competitors.

The sales prices of our solutions are subject to competitive pressures and may decrease, which may reduce our gross profits and adversely impact our financial results.

The sales prices for our solutions may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of solutions and subscriptions, anticipation of the introduction of new solutions or subscriptions, or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products or subscriptions that compete with ours or may bundle them with other products and subscriptions. Additionally, although we price our products and subscriptions worldwide in U.S. Dollars, Euros, British Pounds, Canadian Dollars, Japanese Yen, Indian Rupees, Australian Dollars and Singapore Dollar, currency fluctuations in certain countries and regions may negatively impact actual prices that partners and customers are willing to pay in those countries and regions, or the effective prices we realize in our reporting currency. We cannot assure you that we will be successful in developing and introducing new offerings with enhanced functionality on a timely basis, or that our new product and subscription offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to maintain positive gross margins and profitability.

If our solutions fail to detect vulnerabilities or incorrectly detect vulnerabilities, our brand and reputation could be harmed, which could have an adverse effect on our business and results of operations.

If our solutions fail to detect vulnerabilities in our customers' IT infrastructures, or if our solutions fail to identify and respond to new and increasingly complex methods of attacks, our business and reputation may suffer. There is no guarantee that our solutions will detect all vulnerabilities. Additionally, our IT, security and compliance solutions may falsely detect vulnerabilities or threats that do not actually exist. For example, some of our solutions rely on information on attack sources aggregated from third-party data providers who monitor global malicious activity originating from a variety of sources, including anonymous

proxies, specific IP addresses, botnets and phishing sites. If the information from these data providers is inaccurate, the potential for false indications of security vulnerabilities increases. These false positives, while typical in the industry, may impair the perceived reliability or usability of our solutions and may therefore adversely impact market acceptance of our solutions and could result in negative publicity, loss of customers and sales, increased costs to remedy any incorrect information or problem, or claims by aggrieved parties. Similar issues may be generated by the misuse of our tools to identify and exploit vulnerabilities.

Further, our solutions sometimes are tested against other security products, and may fail to perform as effectively, or to be perceived as performing as effectively, as competitive products for any number of reasons, including misconfiguration. To the extent current or potential customers, channel partners, or others believe there has been an occurrence of an actual or perceived failure of our solutions to detect a vulnerability or otherwise to function as effectively as competitive products in any particular test, or indicates our solutions do not provide significant value, our business, competitive position, and reputation could be harmed.

In addition, our solutions do not currently extend to cover all mobile and personal devices that employees may bring into an organization. As such, our solutions would not identify or address vulnerabilities in all mobile and personal devices, and our customers' IT infrastructures may be compromised by attacks that infiltrate their networks through such devices.

An actual or perceived security breach or incident or loss, theft, unavailability or other compromise of the sensitive data of one of our customers, regardless of whether the breach is attributable to the failure of our solutions, could adversely affect the market's perception of our security solutions.

If we are unable to recruit and retain qualified sales personnel, sales of our solutions and the growth of our business would be harmed.

We believe that our growth will depend, to a significant extent, on our success in recruiting and retaining a sufficient number of qualified sales personnel and their ability to, whether directly or indirectly in collaboration with channel partners, obtain new customers, manage our existing customer base and expand the sales of our newer solutions. We plan to continue to recruit and retain a team of qualified sales personnel and invest in our sales and marketing activities. Our recent hires and planned hires may not become as productive as quickly as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the competitive markets where we do business. Competition for highly skilled personnel is frequently intense and we may not be able to compete for these employees. If we are unable to recruit and retain a sufficient number of productive sales personnel, sales of our solutions and the growth of our business may be harmed. Additionally, if our efforts do not result in increased revenues, our operating results could be negatively impacted due to the upfront operating expenses associated with expanding our sales force.

We rely on third-party channel partners to generate a substantial amount of our revenues, and if we fail to effectively manage our distribution channels, our revenues could decline and our growth prospects could suffer.

Our success significantly depends to a significant extent on establishing and maintaining relationships with a variety of channel partners and we anticipate that we will continue to depend on these partners in order to grow our business. For the years ended December 31, 2024, 2023 and 2022, we derived approximately 46%, 43% and 42% of our revenues from sales of subscriptions for our solutions through channel partners, and the percentage of revenues derived from channel partners may increase in future periods. Our agreements with our channel partners are generally non-exclusive and do not prohibit them from working with our competitors or offering competing solutions, and many of our channel partners have more established relationships with our competitors. If our channel partners choose to place greater emphasis on products of their own or those offered by our competitors, do not effectively market and sell our solutions, or fail to meet the needs of our customers, then our ability to grow our business and sell our

solutions may be adversely affected. In addition, the loss of one or more of our larger channel partners, who may cease marketing our solutions with limited or no notice, and our possible inability to replace them, could adversely affect our sales. Moreover, our ability to expand our distribution channels depends in part on our ability to educate our channel partners about our solutions, which can be complex. Our failure to effectively manage our relationship with channel partners, or any reduction or delay in their sales of our solutions or conflicts between channel sales and our direct sales and marketing activities may harm our results of operations. Even if we are successful, these relationships may not result in greater customer usage of our solutions or increased revenues.

In addition, the financial health of our channel partners and our continuing relationships with them are important to our success. Some of these channel partners may be unable to withstand adverse changes in economic conditions, which could result in insolvency and/or the inability of such distributors to obtain credit to finance purchases of our products and services. In addition, weakness in the end-user market could negatively affect the cash flows of our channel partners who could, in turn, delay paying their obligations to us, which would increase our credit risk exposure. Our business could be harmed if the financial condition of some of these channel partners substantially weakened and we were unable to timely secure replacement channel partners.

A significant portion of our customers, channel partners and employees are located outside of the United States, which subjects us to a number of risks associated with conducting international operations, and if we are unable to successfully manage these risks, our business and operating results could be harmed.

We market and sell subscriptions to our solutions throughout the world and have personnel in many parts of the world. In addition, we have sales offices and research and development facilities outside the United States and we conduct, and expect to continue to conduct, a significant amount of our business with organizations that are located outside the United States, particularly in Europe and Asia. Therefore, we are subject to risks associated with having international sales and worldwide operations, including:

- foreign currency exchange fluctuations;

- trade and foreign exchange restrictions;

- economic or political instability in foreign markets;

- greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

- changes in regulatory requirements;

- tax laws (including U.S. taxes on foreign subsidiaries);

- difficulties and costs of staffing and managing foreign operations;

- the uncertainty and limitation of protection for intellectual property rights in some countries;

- costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;

- costs of complying with U.S. laws and regulations for foreign operations, including the Foreign Corrupt Practices Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our solutions in certain foreign markets, and the risks and costs of non-compliance;

- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

- the potential for political unrest, acts of terrorism, hostilities or war;

- management communication and integration problems resulting from cultural differences and geographic dispersion; and

- multiple and possibly overlapping tax structures.

Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

Our business, including the sales of subscriptions of our solutions, may be subject to foreign governmental regulations, which vary substantially from country to country and change from time to time. Failure to comply with these regulations could adversely affect our business. Further, in many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, channel partners and agents have complied or will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, channel partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our solutions and could have a material adverse effect on our business and results of operations. If we are unable to successfully manage the challenges of international operations, our business and operating results could be adversely affected.

In addition, as of December 31, 2024, approximately 77% of our employees were located outside of the United States, with 68% of our employees located in India. Accordingly, we are exposed to changes in laws governing our employee relationships in various U.S. and foreign jurisdictions, including laws and regulations regarding wage and hour requirements, fair labor standards, employee data privacy, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll and other taxes which may have a direct impact on our operating costs. We may continue to expand our international operations and international sales and marketing activities. Expansion in international markets has required, and will continue to require, significant management attention and resources. We may be unable to scale our infrastructure effectively or as quickly as our competitors in these markets and our revenues may not increase to offset any increased costs and operating expenses, which would cause our results to suffer.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. However, for the year ended December 31, 2024, we incurred approximately 29% of our expenses in foreign currencies, primarily the Euro, British Pound, and Indian Rupee, principally with respect to salaries and related personnel expenses associated with our European and Indian operations. Additionally, for the year ended December 31, 2024, approximately 25% of our revenues were generated in foreign currencies. Accordingly, changes in exchange rates may have a material adverse effect on our business, operating results and financial condition. The exchange rate between the U.S. dollar and foreign currencies has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the Euro, British Pound and Indian Rupee. The result of our operations may be adversely affected by foreign exchange fluctuations.

We use derivative financial instruments to reduce our foreign currency exchange risks. We use foreign currency forward contracts to mitigate the impact of foreign currency fluctuations of certain non-U.S. dollar denominated net asset positions, to date primarily cash, accounts receivable and operating lease liabilities (non-designated), as well as to manage foreign currency fluctuation risk related to forecasted transactions (designated). However, we may not be able to purchase derivative instruments

that are adequate to insulate ourselves from foreign currency exchange risks. Additionally, our hedging activities may contribute to increased losses as a result of volatility in foreign currency markets.

Our business and operations have continued to grow since inception, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our operating results may be negatively affected.

We have continued to grow over the last several years, with revenues increasing from $489.7 million in 2022 to $607.6 million in 2024, and headcount increasing from 1,823 employees at the beginning of 2022 to 2,400 employees as of December 31, 2024. We rely on information technology systems to help manage critical functions such as order processing, revenue recognition and financial forecasts. To manage any future growth effectively we must continue to improve and expand our IT systems, financial infrastructure, and operating and administrative systems and controls, and continue to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner.

Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenues, expenses and earnings, or to prevent certain losses. In addition, as we continue to grow, our productivity and the quality of our solutions may also be adversely affected if we do not integrate and train our new employees quickly and effectively. Any future growth would add complexity to our organization and require effective coordination across our organization. Failure to manage any future growth effectively could result in increased costs, harm our results of operations and lead to investors losing confidence in our internal systems and processes.

We depend on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends to a significant extent on the continued services and continuing contributions of our senior management and other key employees, to execute on our business plan and to identify and pursue new opportunities and product innovations. We do not maintain key-man insurance for any member of our senior management team. Our senior management and key employees are generally employed on an at-will basis, which means that they could terminate their employment with us at any time. From time to time, there may be changes in our senior management team resulting from the termination or departure of executives. The loss of the services of our senior management or other key employees for any reason could significantly delay or prevent the achievement of our development and strategic objectives and harm our business, financial condition and results of operations.

If we are unable to hire, retain and motivate qualified personnel, our business may suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel is frequently intense, especially within our industry, and we may not be able to compete for such personnel.

We are required under accounting principles generally accepted in the United States (U.S. GAAP) to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs, which may negatively impact our operating results and may increase the pressure to limit stock-based compensation that we might otherwise offer to current or potential employees, thereby potentially harming our ability to attract or retain highly skilled personnel. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information, which could result in a diversion of management's time and our resources.

Annual Report

A portion of our revenues are generated by sales to government entities, which are subject to a number of challenges and risks.

Government entities have historically been particularly concerned about adopting cloud-based solutions for their operations, including security solutions, and increasing sales of subscriptions for our solutions to government entities may be more challenging than selling to commercial organizations. Selling to government entities can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that we will win a sale. We have invested in the creation of a cloud offering certified under the Federal Information Security Management Act for government usage but we cannot be sure that we will continue to sustain or renew this certification, that the government will continue to mandate such certification or that other government agencies or entities will use this cloud offering. Government demand and payment for our solutions may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Government entities may have contractual or other legal rights to terminate contracts with our channel partners for convenience or due to a default, and any such termination may adversely impact our future results of operations. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our solutions, a reduction of revenues or fines or civil or criminal liability if the audit uncovers improper or illegal activities. Any such penalties could adversely impact our results of operations in a material way.

Our success in acquiring and integrating other businesses, products or technologies could impact our financial position.

In order to remain competitive, we have in the past and may in the future seek to acquire additional businesses, products, services or technologies. For example, we acquired certain assets of Blue Hexagon on October 4, 2022. The environment for acquisitions in our industry is very competitive and acquisition candidate purchase prices may exceed what we would prefer to pay. Moreover, achieving the anticipated benefits of past and future acquisitions will depend in part upon whether we can integrate acquired operations, products and technology in a timely and cost-effective manner, and even if we achieve benefits from acquisitions, such acquisitions may still be viewed negatively by customers, financial markets or investors. The acquisition and integration process is complex, expensive and time-consuming, and may cause an interruption of, or loss of momentum in, product development and sales activities and operations of both companies, as well as divert the attention of management, and we may incur substantial cost and expense. We may issue equity securities which could dilute current stockholders' ownership, incur debt, assume contingent or other liabilities and expend cash in acquisitions, which could negatively impact our financial position, stockholder equity and stock price. We may not find suitable acquisition candidates, and acquisitions we complete may be unsuccessful. If we consummate a transaction, we may be unable to integrate and manage acquired products and businesses effectively or retain key personnel. If we are unable to effectively execute acquisitions, our business, financial condition and operating results could be adversely affected.

If our solutions fail to help our customers achieve and maintain compliance with regulations and industry standards, our revenues and operating results could be harmed.

We generate a portion of our revenues from solutions that help organizations achieve and maintain compliance with regulations and industry standards. For example, many of our customers subscribe to our IT, security and compliance solutions to help them comply with the security standards developed and maintained by the Payment Card Industry Security Standards Council, or the PCI Council, which apply to companies that store cardholder data. Industry organizations like the PCI Council may significantly change their security standards with little or no notice, including changes that could make their standards more or less onerous for businesses. Governments may also adopt new laws or regulations, or make changes to existing laws or regulations, which could impact the demand for or value of our solutions.

If we are unable to adapt our solutions to changing regulatory standards in a timely manner, or if our solutions fail to assist with or expedite our customers' compliance initiatives, our customers may lose confidence in our solutions and could switch to products offered by our competitors. In addition, if regulations and standards related to data security, vulnerability management and other IT, security and compliance requirements are relaxed or the penalties for non-compliance are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may be less willing to purchase our solutions. In any of these cases, our revenues and operating results could be harmed.

We rely on software-as-a-service vendors to operate certain functions of our business and any failure of such vendors to provide services to us could adversely impact our business and operations.

We rely on third-party software-as-a-service vendors to operate certain critical functions of our business, including financial management and human resource management. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted and our processes for managing sales of our solutions and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and integrated, all of which could harm our business.

Incorrect or improper implementation or use of our solutions could result in customer dissatisfaction and harm our business and reputation.

If our customers are unable to implement our solutions successfully, customer perceptions of our platform and solutions may be impaired or our reputation and brand may suffer. Our customers have in the past inadvertently misused our solutions, which triggered downtime in their internal infrastructure until the problem was resolved. Additionally, any failure to implement and configure our solutions correctly may result in our solutions failing to detect vulnerabilities or compliance issues, or otherwise to perform effectively, and may result in disruptions to our customers' IT environments and businesses. Any misuse of our solutions, including any failure to implement and configure them appropriately, could result in disruption to our customers' businesses, customer dissatisfaction, negative impacts on the perceived reliability or effectiveness of our solutions, and claims and litigation, and may result in negative press coverage, negative effects on our reputation and competitive position, a loss of sales, customers, and channel partners, and harm our financial results.

We recognize revenues from subscriptions over the term of the relevant service period, and therefore any decreases or increases in bookings are not immediately reflected in our operating results.

We recognize revenues from subscriptions over the term of the relevant service period, which is typically one year. As a result, most of our reported revenues in each quarter are derived from the recognition of deferred revenues relating to subscriptions entered into during previous quarters. Consequently, a shortfall in demand for our solutions in any period may not significantly reduce our revenues for that period, but could negatively affect revenues in future periods. Accordingly, the effect of significant downturns in bookings may not be fully reflected in our results of operations until future periods. We may be unable to adjust our costs and expenses to compensate for such a potential shortfall in revenues. Our subscription model also makes it difficult for us to rapidly increase our revenues through additional bookings in any period, as revenues are recognized ratably over the subscription period.

If the market for cloud solutions for IT, security and compliance does not evolve as we anticipate, our revenues may not grow and our operating results would be harmed.

Our success depends to a significant extent on the willingness of organizations to increase their use of cloud solutions for their IT, security and compliance. Some organizations may be reluctant to use cloud solutions because they have concerns regarding the risks associated with the reliability or security of the

technology delivery model associated with these solutions. If other cloud service providers experience security incidents, loss, unavailability, or unauthorized processing of customer data, disruptions in service delivery or other problems, the market for cloud solutions as a whole, including our solutions, may be negatively impacted. Moreover, organizations that have invested substantial personnel and financial resources to integrate on-premise software into their businesses may be reluctant or unwilling to migrate to a cloud solution. Organizations that use on-premise security products, such as network firewalls, security information and event management products or data loss prevention solutions, may also believe that these products sufficiently protect their IT infrastructure and deliver adequate security. Therefore, they may continue spending their IT security budgets on these products and may not adopt our IT, security and compliance solutions in addition to or as a replacement for such products.

If customers do not recognize the benefits of our cloud solutions over traditional on-premise enterprise software products, and as a result we are unable to increase sales of subscriptions to our solutions, then our revenues may not grow or may decline, and our operating results would be harmed.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire or a flood, or a significant power outage could have a material adverse impact on our business, operating results and financial condition. Our corporate headquarters and a significant portion of our operations are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters could affect our business partners' ability to perform services for us on a timely basis. In the event we or our business partners are hindered by any of the events discussed above, our ability to provide our solutions to customers could be delayed, resulting in our missing financial targets, such as revenues and net income, for a particular quarter. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenues, customers in that region may delay or forego subscriptions of our solutions, which may materially and adversely impact our results of operations for a particular period. In addition, war, acts of terrorism, pandemics or other health emergencies, or responses to these events could cause disruptions in our business or the business of our business partners, customers or the economy as a whole. All of the aforementioned risks may be exacerbated if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above results in delays of customer subscriptions or commercialization of our solutions, our business, financial condition and results of operations could be adversely affected.

Risks Related to Intellectual Property, Legal, Tax and Regulatory Matters

Undetected software errors or flaws in our solutions could harm our reputation, decrease market acceptance of our solutions or result in liability.

Our solutions may contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past in connection with new solutions and solution upgrades and we expect that these errors or defects will be found from time to time in the future in new or enhanced solutions after commercial release of these solutions. Since our customers use our solutions for IT, security and compliance reasons, any errors, defects, disruptions in service or other performance problems with our solutions, or any other failure of our solutions to detect vulnerabilities or compliance problems or otherwise to perform effectively, may result in disruptions or damage to the business of our customers, including security breaches or compliance failures. Additionally, any such issues, or the perception that they have occurred, whether or not relating to any actual or perceived error or defect in our solutions, could hurt our reputation and competitive position and we may incur significant costs, the attention of key personnel could be diverted, our customers may delay or withhold payment to us or elect not to renew, we could face a loss of sales, customers, and channel partners, and other significant problems with our relationships with customers and channel partners may arise. We may also be subject to liability claims for damages related to actual or perceived errors or defects in our solutions.

A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our solutions may harm our business, competitive and financial position, and operating results.

Although we maintain insurance coverage that may be applicable to certain liabilities in connection with these matters, we cannot be certain that our insurance coverage will be adequate for liabilities that actually are incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material and adverse effect on our business, including our financial condition, operating results and reputation.

Our solutions could be used to collect and store personal information of our customers' employees or customers, and therefore privacy and other data handling concerns could result in additional cost and liability to us or inhibit sales of our solutions.

We collect certain personal and confidential information of our customers in connection with subscriptions to our solutions. Additionally, the data that our solutions collect to help secure and protect the IT infrastructure of our customers may include additional personal or confidential information of our customers' employees and their customers, and we may collect, store and otherwise process personal or confidential information more generally in connection with our business and operations. Privacy, data protection, and cybersecurity have become significant issues in the United States and in many other countries where we offer our solutions. The regulatory framework for privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, disclosure, retention, transfer, and other processing of personal information. In the United States, these include, for example, rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Gramm-Leach-Bliley Act, state privacy laws, and state breach notification laws. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply.

These privacy, data protection and information security laws and regulations may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Additionally, new laws and regulations relating to privacy and data protection continue to be proposed and enacted. For example, the European Union's General Data Protection Regulation ("GDPR"), which took effect in May of 2018, provides for substantial obligations relating to the handling, storage and other processing of data relating to individuals and administrative fines for violations, which can be up to the greater of four percent of the previous year's annual revenue or €20 million. Similarly, the California Consumer Privacy Act ("CCPA") requires covered companies to, among other things, provide certain disclosures to California consumers and affords such consumers rights to opt-out of certain sales of personal information. The CCPA also creates a private right of action for statutory damages for certain breaches of information. Additionally, the California Privacy Rights Act ("CPRA"), was approved by voters in the November 3, 2020 election. The CPRA modified the CCPA significantly, creating obligations relating to consumer data beginning on January 1, 2022, with enforcement authorized as of July 1, 2023. In addition, other states have enacted or proposed legislation that regulates the collection, use, and sale of personal information, including, for example, Washington's My Health, My Data Act and legislation similar to the CCPA adopted in Virginia, Colorado, Utah, Connecticut, Iowa, Indiana, Montana, Tennessee, Oregon, Florida, Delaware, Texas, Kentucky, New Jersey, New Hampshire, Maryland, Minnesota, Nebraska, and Rhode Island. Aspects of the CCPA, CPRA, and these other new and evolving state laws, as well their interpretation and enforcement, remain uncertain. The GDPR, CCPA, and other laws and regulations relating to privacy, data protection, and cybersecurity may be subject to new or changing interpretations by courts, and our interpretation of the law and efforts to comply with the rules and regulations of the law may be ruled invalid.

We cannot predict the impact of the CCPA, CPRA, or other evolving privacy, data protection and cybersecurity obligations on our business or operations, but they may require us to modify our data processing practices and policies and incur substantial costs and expenses in an effort to comply.

The privacy, data protection, and cybersecurity laws and regulations we must comply with also are subject to change. For example, the United Kingdom has enacted a Data Protection Act, and has implemented legislation referred to as the "UK GDPR," which substantially implement the GDPR in the United Kingdom following the United Kingdom's exit from the European Union. This legislation provides for substantial penalties for noncompliance of up to the greater of £17.5 million or four percent of the previous year's annual revenues. While the European Union has deemed the United Kingdom an "adequate country" to which personal data could be exported from the European Economic Area ("EEA"), this decision is required to be renewed after four years of being in effect and may be modified, revoked, or challenged in the interim, creating uncertainty regarding transfers of personal data to the United Kingdom from the EEA. It remains unclear how United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. Additionally, we have self-certified under the EU-U.S. Data Privacy Framework, the Swiss-U.S. Data Privacy Framework, and the United Kingdom extension to the EU-U.S. Data Privacy Framework, and have adopted certain standard contractual clauses approved by the European Commission ("SCCs") as part of our data processing agreements with regard to certain transfers of personal data from the EEA to the U.S. Both the EU-U.S. Data Privacy Framework and SCCs have, however, been subject to legal challenge. In its July 16, 2020 opinion, the CJEU imposed additional obligations on companies when relying on SCCs to transfer personal data. The European Commission has published revised SCCs addressing the CJEU concerns on June 4, 2021, that are required to be implemented. The United Kingdom has adopted new standard contractual clauses ("UK SCCs"), that became effective as of March 21, 2022, and which also are required to be implemented. The EU-U.S. Data Privacy Framework, Swiss-U.S. Data Privacy Framework, United Kingdom extension to the EU-U.S. Data Privacy Framework, revised SCCs and UK SCCs, guidance and opinions of regulators, and other developments relating to cross-border data transfer may require us to implement additional contractual and technical safeguards for any personal data transferred out of Europe, which may increase compliance costs, lead to increased regulatory scrutiny or liability, and which may adversely impact our business, financial condition and operating results. We may be unsuccessful in maintaining legitimate means for our transfer and receipt of personal data from the EEA, United Kingdom, Switzerland, or other jurisdictions. We may experience reluctance or refusal by current or prospective customers in these or other jurisdictions to use our products, and we and our customers may face a risk of regulatory enforcement actions or other proceedings relating to personal data transfers to us and by us from the EEA, United Kingdom, and Switzerland. Any such proceedings could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our services.

In addition to laws and regulations, privacy advocacy and industry groups or other private parties may propose new and different standards relating to privacy, data protection, and cybersecurity that apply, or are alleged to apply, to us. Because the interpretation and application of privacy and data protection laws, regulations, standards and contractual obligations relating to these matters are uncertain, it is possible that they may be interpreted and applied in a manner that is, or perceived to be, inconsistent with our data management practices or the features of our solutions. If so, in addition to the possibility of regulatory investigations and enforcement actions or other proceedings, fines, lawsuits and other claims, other forms of injunctive or operations-limiting relief, and damage to our reputations and loss of goodwill, we could be required to fundamentally change our business activities and practices or modify our solutions and may face limitations in our ability to develop new solutions and features, any of which could have an adverse effect on our business. Any inability to adequately address concerns relating to privacy, data protection, or

cybersecurity, even if unfounded, or any actual or perceived inability to comply with applicable privacy or data protection laws, regulations and privacy standards relating to these matters, could result in cost and liability to us, damage our reputation, inhibit sales of subscriptions and harm our business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and privacy standards that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our solutions. Privacy and data protection concerns, whether valid or not valid, may inhibit market adoption of our solutions particularly in certain industries and foreign countries.

We use AI/machine learning technologies in our solutions that could result in harm to our business and operating results.

We have incorporated and may continue to incorporate additional AI/machine learning solutions and features into our solutions, and these solutions and features may become more important to our operations or to our future growth over time. We expect to rely on AI/machine learning solutions and features to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI/machine learning or at all. We may also fail to properly implement or market our AI/machine learning solutions and features. Our competitors or other third parties may incorporate AI/machine learning into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Additionally, our offerings based on AI/machine learning may expose us to additional claims, demands and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. The legal, regulatory, and policy environments around AI/machine learning are evolving rapidly, including the European Union's enactment of its Artificial Intelligence Act and legislative efforts in various other jurisdictions, and we may become subject to new and evolving legal and other obligations. These and other developments may require us to make significant changes to our use of AI/machine learning, including by limiting or restricting our use of AI/machine learning, and which may require us to make significant changes to our policies and practices, which may necessitate expenditure of significant time, expense, and other resources, AI/machine learning also presents emerging ethical issues that could harm our reputation and business if our use of AI/machine learning becomes controversial.

Our solutions contain third-party open source software components, and our failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our solutions.

Our solutions contain software licensed to us by third-parties under so-called "open source" licenses, including the GNU General Public License, the GNU Lesser General Public License, the BSD License, the Apache License and others. From time to time, there have been claims against companies that distribute or use open source software in their products and services, asserting that such open source software infringes the claimants' intellectual property rights. We could be subject to suits by parties claiming that what we believe to be licensed open source software infringes their intellectual property rights. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, certain open source licenses require that source code for software programs that are subject to the license be made available to the public and that any modifications or derivative works to such open source software continue to be licensed under the same terms. If we combine our proprietary software with open source software in certain ways, we could, in some circumstances, be required to release the source code of our proprietary software to the public. Disclosing the source code of our proprietary software could make it easier for cyber attackers and other third parties to discover vulnerabilities in or to defeat the protections of our solutions, which could result in our solutions failing to provide our customers with the security they expect from our services. This could harm our business and reputation. Disclosing our proprietary source code also could allow our

competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us. Any of these events could have a material adverse effect on our business, operating results and financial condition.

Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our solutions to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In this event, we could be required to seek licenses from third parties to continue offering our solutions, to make our proprietary code generally available in source code form, to re-engineer our solutions or to discontinue the sale of our solutions if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We use third-party software and data that may be difficult to replace or cause errors or failures of our solutions that could lead to lost customers or harm to our reputation and our operating results.

We license third-party software as well as security and compliance data from various third parties to deliver our solutions. In the future, this software or data may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this software or data could result in delays in the provisioning of our solutions until equivalent technology or data is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. In addition, any errors or defects in or failures of this third-party software or data could result in errors or defects in our solutions or cause our solutions to fail, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers or third-party providers that could harm our reputation and increase our operating costs.

We will need to maintain our relationships with third-party software and data providers, and to obtain software and data from such providers that do not contain any errors or defects. Any failure to do so could adversely impact our ability to deliver effective solutions to our customers and could harm our operating results.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

The success of our business depends in part on our ability to protect and enforce our trade secrets, trademarks, copyrights, patents and other intellectual property rights. We attempt to protect our intellectual property under copyright, trade secret, patent and trademark laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

We primarily rely on our unpatented proprietary technology and trade secrets. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions that we enter into with employees, consultants, partners, vendors and customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, solutions and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our solutions, technologies or intellectual property rights.

The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner, if at all. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions.

Furthermore, it is possible that our patent applications may not result in granted patents, that the scope of our issued patents will be limited or not provide the coverage originally sought, that our issued patents will not provide us with any competitive advantages, or that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. As a result, we may not be able to obtain adequate patent protection or to enforce our issued patents effectively.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative solutions that have enabled us to be successful to date.

Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and harm our business and operating results.

Patent and other intellectual property disputes are common in our industry. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our customers or channel partners whom we typically indemnify against claims that our solutions infringe, misappropriate or otherwise violate the intellectual property rights of third parties. As the numbers of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

The patent portfolios of our most significant competitors are larger than ours. This disparity may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence or protection. There can be no assurance that we will not be found to infringe or otherwise violate any third-party intellectual property rights or to have done so in the past.

An adverse outcome of a dispute may require us to:

- pay substantial damages, including treble damages, if we are found to have willfully infringed a third party's patents or copyrights;

- cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others;

- expend additional development resources to attempt to redesign our solutions or otherwise develop non-infringing technology, which may not be successful;

- enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and

- indemnify our partners and other third parties.

In addition, royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Some licenses may also be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could seriously harm our business, financial condition and results of operations.

Governmental export or import controls could subject us to liability if we violate them or limit our ability to compete in foreign markets.

Our solutions are subject to U.S. export controls, specifically, the Export Administration Regulations and economic sanctions enforced by the Office of Foreign Assets Control. We incorporate encryption technology into certain of our solutions. These encryption solutions and the underlying technology may be exported only with the required export authorizations, including by license, a license exception or other appropriate government authorizations. U.S. export controls may require submission of an encryption registration, product classification and/or annual or semi-annual reports. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export authorization for our solutions, when applicable, could harm our international sales and adversely affect our revenues. Compliance with applicable regulatory requirements regarding the export of our solutions, including with respect to new releases of our solutions, may create delays in the introduction of our solutions in international markets, prevent our customers with international operations from deploying our solutions throughout their globally-distributed systems or, in some cases, prevent the export of our solutions to some countries altogether. In addition, various countries regulate the import of our appliance-based solutions and have enacted laws that could limit our ability to distribute solutions or could limit our customers' ability to implement our solutions in those countries. Any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our solutions by existing customers with international operations, declining adoption of our solutions by new customers with international operations and decreased revenues. If we fail to comply with export and import regulations, we may be fined or other penalties could be imposed, including denial of certain export privileges.

If we are required to collect higher sales and use or other taxes on the solutions we sell, we may be subject to liability for past sales and our future sales may decrease.

Taxing jurisdictions, including state and local entities, have differing rules and regulations governing sales and use or other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our subscription services in various jurisdictions is unclear. It is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits with respect to state and international jurisdictions for which we may not have accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our solutions or otherwise harm our business and operating results.

Changes in our income tax provision or adverse outcomes resulting from examination of our income tax returns could adversely affect our operating results, in which case we could be subject to additional taxes.

We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our tax rate is affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses, excess tax benefits arising from stock-based compensation, other tax benefits and credits, and the valuation of deferred tax assets and liabilities. Increases in our effective tax rate could harm our operating results.

Additionally, significant judgment is required in evaluating our tax positions and our worldwide tax provisions. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations, including those relating to income tax nexus, by recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. The Tax Cuts and Jobs Act of 2017 (or "TCJA") introduced a Base Erosion and Anti-Abuse Tax which imposes a minimum tax on adjusted income of corporations with average applicable gross receipt of at least $500 million for prior three tax years and that make certain payments to related foreign persons. While these rules do not impact our results of operations in the current year, they could impact our financial results in future periods. The TCJA introduced provisions to reduce the deduction rates for foreign income in the US beginning 2026 that may increase our effective income tax rate in the future. The Organization for Economic Cooperation and Development has issued model rules in connection with the Base Erosion and Profit Shifting integrated framework that determine multi-jurisdictional taxing rights (Pillar One) and the minimum rate of tax applicable to certain types of income (Pillar Two). Many countries have enacted legislation to apply the Pillar Two directive for tax years beginning in January 2024, which generally provides for a minimum effective tax rate of 15% on the income arising in each jurisdiction where the Company operates. These rules do not impact our current year's financial results as the Company is below the revenue threshold. If applicable in the future, these rules could have an impact on our financial results, the extent of which is currently uncertain. We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes, including sales taxes and value-added taxes against us. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made.

Risks Related to Ownership of Our Common Stock

Market volatility may affect our stock price and the value of an investment in our common stock and could subject us to litigation.

The trading price of our common stock has been, and may continue to be, subject to significant fluctuations in response to a number of factors, most of which we cannot predict or control, including:

- announcements of new solutions, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

- fluctuations in stock market prices and trading volumes of securities of similar companies;

- general market conditions and overall fluctuations in U.S. equity markets;

- variations in our operating results, or the operating results of our competitors;

- changes in our financial guidance or securities analysts' estimates of our financial performance;

- changes in accounting principles;

- sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

- additions or departures of any of our key personnel;

- announcements related to litigation;

- changing legal or regulatory developments in the United States and other countries; and

- discussion of us or our stock price by the financial press and in online investor communities.

In addition, the stock market in general, and the stocks of technology companies such as ours in particular, have experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the trading price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management's attention from our business.

Our actual operating results may differ significantly from our guidance.

From time to time, we have released, and may continue to release, guidance in our quarterly earnings conference calls, quarterly earnings releases, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. This guidance, which includes forward-looking statements, has been and will be based on projections prepared by our management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We intend to state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this "Risk Factors" section in this Annual Report on Form 10-K could result in our actual operating results being different from our guidance, and the differences may be adverse and material.

Future sales of shares by existing stockholders could cause our stock price to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers, employees and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares. As of December 31, 2024, we had approximately 36.5 million shares of our common stock outstanding.

In addition, as of December 31, 2024, there were approximately 1.3 million options and 1.1 million restricted stock units outstanding. If such options are exercised and restricted stock units are released, these additional shares will become available for sale. As of December 31, 2024, we had an aggregate of 2.3 million shares of our common stock reserved for future issuance under our Restated 2012 Equity Incentive Plan and 0.4 million shares reserved for future purchase under our 2021 Employee Stock Purchase Plan, which can be freely sold in the public market upon issuance. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance stockholder value, and any share repurchases we make could affect the price of our common stock.

On February 12, 2018, we announced that our board of directors had authorized a $100.0 million repurchase program. On each of October 30, 2018, October 30, 2019, May 7, 2020, February 10, 2021 and February 9, 2023, we announced that our board of directors had authorized an increase of $100.0 million, and on each of November 3, 2021, May 4, 2022 and February 7, 2024, we announced that our board of directors had authorized an increase of $200.0 million to the share repurchase program. On February 6, 2025 we announced that our board of directors had authorized an increase of $200.0 million to the share repurchase program, resulting in an aggregate authorization of $1.4 billion to date ($1.2 billion as of December 31, 2024). Although our board of directors authorized the share repurchase program, we are not obligated to repurchase any specific dollar amount or to acquire any specific number of shares. The share repurchase program could affect the price of our common stock, increase volatility and diminish our cash reserves. In addition, it may be suspended or terminated at any time, which may result in a decrease in the price of our common stock. Finally, our share repurchases in 2023 and 2024 were subject to the 1% excise tax introduced in the Inflation Reduction Act. The amount of share repurchases subject to the excise tax are reduced by the fair market value of any shares issued during the taxable year. This provision does not currently have a material impact to our results of operations. During the year ended December 31, 2024, we repurchased 1.0 million shares of our common stock for approximately $140.3 million. As of December 31, 2024, approximately $143.4 million remained available for share repurchases pursuant to our share repurchase program (excluding the $200.0 million increase to our share repurchase program announced on February 6, 2025).

We do not intend to pay dividends on our common stock and therefore any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the value of their stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent an acquisition of us or a change in our management. These provisions include:

- authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock, which would increase the number of outstanding shares and could thwart a takeover attempt;

- a classified board of directors whose members can only be dismissed for cause;

- the prohibition on actions by written consent of our stockholders;

- the limitation on who may call a special meeting of stockholders;

- the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings; and

- the requirement of at least two-thirds of the outstanding capital stock to amend any of the foregoing second through fifth provisions.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of

15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board of directors were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

General Risk Factors

Disruptive technologies could gain wide adoption and supplant our cloud-based IT, security and compliance solutions, thereby weakening our sales and harming our results of operations.

The introduction of products and services embodying new technologies could render our existing solutions obsolete or less attractive to customers. Our business could be harmed if new IT, security and compliance technologies are widely adopted. We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solutions even in light of new technologies, our business could be harmed and our revenues may decline.

We may not maintain profitability in the future.

We may not be able to sustain or increase our growth or maintain profitability in the future. We plan to continue to invest in our infrastructure, new solutions, research and development and sales and marketing, and as a result, we cannot assure you that we will maintain profitability. We may incur losses in the future for a number of reasons, including without limitation, the other risks and uncertainties described in this Annual Report on Form 10-K. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed and we may not again achieve or maintain profitability in the future.

Forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.

Growth forecasts relating to the expected growth in the market for IT, security and compliance and other markets are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, forecasts of market growth should not be taken as indicative of our future growth.

Our financial results are based in part on our estimates or judgments relating to our critical accounting policies. These estimates or judgments may prove to be incorrect, which could harm our operating results and result in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled "Part II, Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations

of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, accounting for income taxes and stock-based compensation.

Changes in financial accounting standards may cause adverse and unexpected revenue fluctuations and impact our reported results of operations.

We prepare our financial statements in accordance with U.S. GAAP. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these accounting standards or practices could harm our operating results and could have a significant effect on our reporting of transactions and reported results and may even retroactively affect previously reported transactions. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or require that we make significant changes to our systems, processes and controls or the way we conduct our business.

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the NASDAQ Stock Market. To continue to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Any failure to maintain effective controls, or any difficulties encountered in their improvement, could harm our operating results or cause us to fail to meet our reporting obligations. Any failure to maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports we file with the SEC under Section 404 of the Sarbanes-Oxley Act. While we are able to assert in our Annual Report on Form 10-K that our internal control over financial reporting was effective as of December 31, 2024, we cannot predict the outcome of our testing in future periods. If we are unable to assert in any future reporting period that our internal control over financial reporting is effective (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls), investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ Stock Market.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Risk Management and Strategy

We have established an Information Security Management System ("ISMS") comprised of policies, procedures, and processes for assessing, identifying, and managing material risks from cybersecurity threats, and have integrated these processes into our overall enterprise risk management systems and processes. Our ISMS is aligned to generally accepted security standards and is certified by third-party

auditors according to ISO/IEC 27001 standards. We routinely assess cybersecurity risks for materiality, including assessing any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We routinely conduct risk assessments to identify cybersecurity threats and weaknesses, as well as risk assessments of events that could potentially materially change our business practices and affect our information systems that could be impacted by cybersecurity threats and vulnerabilities. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our Chief Information Security Officer ("CISO") who reports to our Chief Executive Officer, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with human resources, IT, and management. Personnel at all levels and departments are made aware of our cybersecurity policies through periodic trainings.

We have established a Computer Security Incident Response Team ("CSIRT") that identifies security incidents, characterizes the nature and severity of incidents, and provides diagnostic and corrective actions when appropriate. The CSIRT is responsible for identifying, managing, and responding to security incidents against Qualys' infrastructure and corporate IT systems. The security measures the CSIRT employs are consistent with relevant requirements of the National Institute of Standards and Technology ("NIST"), Federal Risk and Authorization Management Program ("FedRAMP"), International Organization for Standardization ("ISO"), and Federal Information Security Management Act ("FISMA"). We have also adopted certain guidelines from NIST and the United States Computer Emergency Readiness Team.

Our Incident Response Program and Plan describes the major phases of an incident management lifecycle which includes the preparation, detection and analysis, containment, eradication and recovery, and post-incident activity. Qualys' 24x7 Cybersecurity Fusion Center and CSIRT conduct Incident Response Plan testing and training on a periodic basis through tabletop exercises or simulated attack scenarios. This testing appraises our readiness to respond to such scenarios and tests the completeness and accuracy of the incident response plan. The Cybersecurity Fusion Center and CSIRT teams drive these exercises to participants via various cyber security incident scenarios in the form of multiple injects. Exercise participants primarily consist of members from various Qualys departments such as security operations, IT operations, network operations, and other departments depending on the selected scenario.

We have also established a Product Security Incident Response Team ("PSIRT") that identifies, assesses, and responds to security incidents, risks, and vulnerabilities associated with Qualys' commercial products. The Qualys PSIRT investigates vulnerabilities and incidents across the entire Qualys product portfolio. PSIRT coordinates product impact assessments and fixes based on industry standards such as the Common Vulnerabilities and Exposure ("CVE") and Common Vulnerability Scoring System ("CVSS"). PSIRT operates in alignment with relevant requirements and industry standards and coordinates its activities with the CSIRT.

We routinely evaluate the risks posed by third-party providers and engage with those whom fail to comply with our relevant contract requirements, or when we feel further action is needed to keep our risk levels within approved tolerance levels.

We engage assessors, consultants, auditors, and other third parties in order to obtain external validation for effectiveness and adequacy of our security posture in compliance with regulatory requirements. These service providers attest to our organization-wide design and implementation of cybersecurity policies and procedures, and annually monitor such policies and procedures from a safety perspective.

For additional information regarding whether any risks from cybersecurity threats have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors," in this annual report on Form 10-K, including the risk factor entitled "Our platform, products, website and internal systems may be subject to intentional disruption or other security incidents that could result in liability and adversely impact our reputation and future sales." We have not currently encountered any cybersecurity threats that have materially impaired our operations or financial standing.

Governance

Our board of directors, with assistance from management, monitors and assesses strategic risk exposure, and our management team is responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through the Audit and Risk Committee of our board of directors ("Audit and Risk Committee").

Our CISO and our Security Steering Committee, which includes members from management across all company functions such as security, IT, human resources, sales and marketing, engineering, legal, and finance, are primarily responsible for assessing and managing cybersecurity threats. Our CISO is a cybersecurity industry expert with over two decades of experience in cybersecurity, including work at multi-national technology companies and for a U.S. state government. He holds several industry certifications including CISSP, OSCP, CCSP, and GCFA and is also a graduate of the Carnegie Mellon University's Chief Information Security Officer Executive Program. Our CEO is also a cybersecurity industry expert who has deep insight and over two decades of experience in cybersecurity, technology and information security.

Our CISO and our Security Steering Committee, along with other senior executives including the CEO and CTO, review and manage our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. The processes by which our CISO is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents, include prompt communication from the CSIRT and PSIRT describing the severity and impact of the incident and status throughout the incident handling lifecycle and routine monitoring of key risk indicators.

Our CISO provides briefings to the Audit and Risk Committee along with our CEO and other members of our senior management team, both on a quarterly basis via the Qualys Security Steering Committee and as needed, regarding our cybersecurity risks and activities, including, if any, critical and high impact cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the emerging threat landscape. Our Audit and Risk Committee provides regular updates to the board of directors on such reports. In addition, our CISO and management team provide periodic briefings to the board of directors on cybersecurity risks and activities. Management is required to notify the Audit and Risk Committee, and the full Board in the event of a cyber incident that is confirmed to have a material effect on Qualys, or in the event that Qualys has identified a cyber risk that is likely to have a high probability of having a material impact on Qualys if not mitigated.

Item 2.   Properties

Our principal executive offices are located in Foster City, California, where we occupy a 76,922 square-foot facility under a lease expiring on April 30, 2028. We also have 281,787 square feet of office space in Pune, India under a non-cancellable lease expiring in May 2029. We have an additional U.S. office in North Carolina and other offices in France, United Arab Emirates and United Kingdom. We believe our facilities are adequate for our current needs and for the foreseeable future.

We operate shared cloud platforms at third-party facilities in United States, Canada, Switzerland, the Netherlands, United Arab Emirates, Australia, United Kingdom, Italy, the Kingdom of Saudi Arabia and India. Our shared cloud platform agreements have varying terms through 2030.

Item 3.   Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. As of December 31, 2024, there has not been at least a reasonable possibility that we have incurred a material loss from any ongoing legal proceedings, individually or taken together. However, litigation is inherently unpredictable and is subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, we could incur significant charges related to legal matters which could have a material impact on its results of operations, financial position and cash flows. For more information, please refer to Note 9 in the accompanying notes to the consolidated financial statements, which is hereby incorporated by reference.

Item 4.   Mine Safety Disclosures

Not Applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol "QLYS".

Holders of Record

As of February 11, 2025, there were approximately 44 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund business development and growth, and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

Stock Price Performance Graph

The following graph shows a comparison from December 31, 2019 through December 31, 2024 of the cumulative total return for an investment of $100 (and the reinvestment of dividends) in our common stock, the NASDAQ Global Select Market Composite Index and the NASDAQ Computer Index and the S&P 500 Index. Such returns are based on historical results and are not intended to suggest future performance.

Annual Report

COMPARISON OF CUMULATIVE TOTAL RETURN*

**Among Qualys, Inc., NASDAQ-Global Select Market Composite
Index, and NASDAQ Computer Index and S&P 500 Index**



* $100 invested on December 31, 2019 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024
Qualys, Inc.	$100.00	$146.18	$164.59	$134.62	$235.43	$168.19
NASDAQ Global Select Market	$100.00	$143.04	$176.11	$118.67	$172.13	$222.62
NASDAQ Computer .	$100.00	$149.98	$206.76	$132.79	$221.06	$301.44
S&P 500	$100.00	$118.40	$152.39	$124.79	$157.59	$197.02

The information on the above Stock Price Performance Graph shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, and shall not be incorporated by reference into any registration statement or other document filed by us with the SEC, whether made before or after the date of this Annual Report on Form 10-K, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

A summary of our repurchases of common stock during the three months ended December 31, 2024 is as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program[1]	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plan or Program
October 1, 2024 - October 31, 2024	145,802	$123.87	145,802	$167,659,031
November 1, 2024 - November 30, 2024. . .	74,190	$144.16	74,190	$159,964,062
December 1, 2024 - December 31, 2024. . .	91,730	$147.60	91,730	$143,424,943[2]
Total	311,722		311,722	

_____

(1) On February 12, 2018, we announced that our board of directors authorized a $100.0 million share repurchase program. On each of October 30, 2018, October 30, 2019, May 7, 2020, February 10, 2021 and February 9, 2023, we announced that our board of directors had authorized an increase of $100.0 million, and on each of November 3, 2021, May 4, 2022, and February 7, 2024, we announced that our board of directors had authorized an increase of $200.0 million to the share repurchase program, resulting in an aggregate authorization of $1.2 billion as of December 31, 2024. On February 6, 2025, we announced that our board of directors authorized an increase of $200.0 million to the share repurchase program, resulting in an aggregate authorization of $1.4 billion. Shares may be repurchased from time to time on the open market in accordance with Rule 10b-18 of the Exchange Act of 1934. We have entered into a pre-set trading plan adopted in accordance with Rule 10b5-1 under the Exchange Act to effect repurchases under our share repurchase program. All share repurchases have been made using cash resources. Our share repurchase program does not have an expiration date.

(2) Does not reflect the $200.0 million increase to our share repurchase program announced on February 6, 2025.

Item 6. [RESERVED]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. You should carefully review and consider the information regarding our financial condition and results of operations set forth under Part II-Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 22, 2024, for an understanding of our results of operations and liquidity discussions and analysis comparing fiscal year 2023 to fiscal year 2022, which information is hereby incorporated by reference. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from our expectations, as discussed in "Forward-Looking Statements" in Part I of this Annual Report on Form 10-K. Factors that could cause such differences include, but are not limited to, those described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

We are a leading provider of a cloud-based platform delivering information technology (IT), security and compliance solutions that enable organizations to identify security risks to their IT infrastructures, help protect their IT systems and applications from ever-evolving cyber-attacks and achieve compliance with internal policies and external regulations. Our cloud platform addresses the growing security and compliance complexities and risks that are amplified by the dissolving boundaries between IT infrastructures and web environments, the rapid adoption of cloud computing, containers and serverless IT models, and the proliferation of geographically dispersed IT assets. Our integrated suite of IT, security and compliance solutions delivered on Qualys' Enterprise TruRisk Platform enables our customers to

identify and manage their IT and operational technology (OT) assets, collect and analyze large amounts of IT security data, discover and prioritize vulnerabilities, quantify cyber risk exposure, recommend and implement remediation actions and verify the implementation of such actions. Organizations use our integrated suite of solutions to cost-effectively obtain a unified view of their internal and external IT and OT asset inventory as well as security and compliance posture across globally-distributed IT infrastructures as our solution offers a single platform for information technology, information security, application security, endpoint, developer security and cloud teams.

We were founded and incorporated in December 1999 with a vision of transforming the way organizations secure and protect their IT infrastructure and applications and initially launched our first cloud solution, Vulnerability Management (VM), in 2000. As VM gained acceptance, we introduced additional solutions to help customers manage increasing IT, security and compliance requirements. Today, the suite of solutions that we offer on our cloud platform and refer to as the Qualys Cloud Apps help our customers detect, measure, prioritize and remediate cyber risk spanning a range of assets across on-premises, endpoints, cloud, containers, and mobile environments.

We provide our solutions through a software-as-a-service model, primarily with renewable annual subscriptions. These subscriptions require customers to pay a fee in order to access each of our cloud solutions. We generally invoice our customers for the entire subscription amount at the start of the subscription term, and the invoiced amounts are treated as deferred revenues and are recognized ratably over the term of each subscription. We continue to experience revenue growth from our existing customers as they renew and purchase additional subscriptions, as well as from the addition of new customers to our cloud platform.

We market and sell our solutions to enterprises, government entities and small and medium-sized businesses across a broad range of industries, including education, financial services, government, healthcare, insurance, manufacturing, media, retail, technology and utilities. In 2024, 2023 and 2022, 58%, 60% and 60%, respectively, of our revenues were derived from customers in the United States based on our customers' billing addresses. We sell our solutions to enterprises and government entities primarily through our field sales force and to small and medium-sized businesses through our inside sales force. We generate a significant portion of sales through our channel partners, including managed security service providers, leading cloud providers, value-added resellers and consulting firms in the United States and internationally.

Impacts of Current Macroeconomic Environment

The uncertainty surrounding macroeconomic factors in the U.S. and globally characterized by inflationary pressure, high interest rates, significant volatility of global markets, reduced spending and extended sales cycles, and geopolitical conflicts could have a material adverse effect on our long-term business and could lead to further economic disruption and expose us to greater risk as our current and potential customers may reduce or eliminate their overall spending on IT security. We will continue to evaluate the nature and extent of the impact to our business, financial position, results of operations and cash flows.

Key Components of Results of Operations

Revenues

We derive revenues from the sale of subscriptions to our IT, security and compliance solutions, which are delivered on our cloud platform. Subscriptions to our solutions allow customers to access our cloud-based IT, security and compliance solutions through a unified, web-based interface. Customers generally enter into one-year renewable subscriptions. The subscription fee entitles the customer to an unlimited number of scans for a specified number of devices or web applications and, if requested by a customer as part of their subscription, a specified number of physical or virtual scanner appliances. Our physical and virtual scanner appliances are requested by certain customers as part of their subscriptions

in order to scan IT infrastructures within their firewalls and do not function without, and are not sold separately from, subscriptions for our solutions. In some cases, we also provide certain computer equipment used to extend our cloud platform into our customers' private cloud environment. Customers are required to return physical scanner appliances and computer equipment if they do not renew their subscriptions.

We typically invoice our customers for the entire subscription amount at the start of the subscription term. Invoiced amounts are reflected on our consolidated balance sheets as accounts receivable or as cash when collected, and as deferred revenues until earned and recognized ratably over the subscription period. Accordingly, deferred revenues represent the amount billed to customers that has not yet been earned or recognized as revenues, pursuant to subscriptions entered into in current and prior periods.

Cost of Revenues

Cost of revenues consists primarily of personnel expenses, comprised of salaries, benefits, performance-based compensation and stock-based compensation, for employees who operate our shared cloud platforms and provide support services to our customers. Other expenses include depreciation of shared cloud platform equipment, physical scanner appliances and computer hardware provided to certain customers as part of their subscriptions, expenses related to the use of shared cloud platforms, amortization of software and license fees, amortization of intangibles related to acquisitions, maintenance support, fees paid to contractors who supplement or support our operations center personnel and overhead allocations. We expect to continue to expand our shared cloud platform infrastructures and invest in our customer support and operations teams to support our customers and operations, which in turn, is expected to increase the cost of revenues in absolute dollars.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, comprised of salaries, benefits, performance-based compensation and stock-based compensation, for our research and development teams. Other expenses include third-party contractor fees, software and license fees, amortization of intangibles related to acquisitions and overhead allocations. We expect to continue to devote resources to research and development in an effort to continuously improve our existing solutions as well as develop new solutions and capabilities, which in turn, is expected to increase the research and development expenses in absolute dollars.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel expenses, comprised of salaries, benefits, sales commissions, performance-based compensation and stock-based compensation for our worldwide sales and marketing teams. Other expenses include marketing and promotional events, lead-generation marketing programs, public relations, travel, software licenses and overhead allocations. Sales commissions related to new business and upsells are capitalized as an asset. We amortize the capitalized commission cost as a selling expense on a straight-line basis over a period of five years. We expense sales commissions related to contract renewals as incurred. Our new sales personnel are typically not immediately productive, and the resulting increase in sales and marketing expenses we incur when we add new personnel may not result in increased revenues if these new sales personnel fail to become productive. The timing of our hiring of sales personnel, or the participation in new marketing events or programs, and the rate at which these generate incremental revenues, may affect our future operating results. We expect to continue to invest in sales and marketing teams and also in more marketing programs to support new solutions on our platform, which in turn, is expected to increase sales and marketing expenses in absolute dollars.

General and Administrative

General and administrative expenses consist primarily of personnel expenses, comprised of salaries, benefits, performance-based compensation and stock-based compensation for our executive, finance and accounting, IT, legal and human resources teams, as well as professional services, fees, software licenses and overhead allocations. We expect to continue to invest in our people and incur professional services to support our growth and compliance with legal and regulatory requirements, which in turn, is expected to increase general and administrative expenses in absolute dollars.

Other Income (Expense), Net

Our other income (expense), net consists primarily of interest and returns from our cash equivalent, short-term and long-term marketable securities, non-marketable securities gains and losses, and foreign exchange gains and losses.

Income Tax Provision

We are subject to federal, state and foreign income taxes for jurisdictions in which we operate, and we use estimates in determining our income tax provision and deferred tax assets. Earnings from our non-U.S. activities are subject to income taxes in the local countries at rates which are generally similar to the U.S. statutory tax rate. We regularly assess the realizability of our net deferred tax assets. As of December 31, 2024, valuation allowances remain in certain jurisdictions where we believe it is necessary to see positive evidence, such as sustained achievement of sufficient profits, to meet a more likely than not stance that the valuation allowance should be reversed. The exact timing and amount of the valuation allowance release is subject to change based on the level of profitability achieved in future periods. Release of the valuation allowance would result in the recognition of deferred tax assets and a corresponding decrease to income tax expense in the period the release is recorded.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods presented as a percentage of revenues:

	Year Ended December 31,	
	2024	**2023**
Revenues	100%	100%
Cost of revenues	18	19
Gross profit	82	81
Operating expenses:		
Research and development	19	20
Sales and marketing	21	20
General and administrative	11	12
Total operating expenses	51	52
Income from operations	31	29
Total other income, net	4	3
Income before income taxes	35	32
Income tax provision	6	5
Net income	29%	27%

Comparison of Years Ended December 31, 2024 and 2023

Revenues

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
	(in thousands, except percentages)			
Revenues	$607,571	$554,458	$53,113	10%

Revenues increased by $53.1 million in 2024 compared to 2023, driven by increased demand for our subscription services by our end customers. Of the total increase of $53.1 million in revenues, 69% was from customers existing at or prior to December 31, 2023, and the remaining 31% was from new customers added in 2024. Of the total increase of $53.1 million, 42% was from customers in the United States and the remaining 58% was from customers in foreign countries. In 2024, 54% of total revenues were direct and 46% of total revenues were through partners. Of the total increase of $53.1 million, 20% was direct and the remaining 80% was from partners.

With our strong market position driving further demand for our solutions, we expect revenue growth from new and existing customers to continue.

Cost of Revenues

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
	(in thousands, except percentages)			
Cost of revenues	$111,482	$107,485	$3,997	4%

Cost of revenues increased by $4.0 million in 2024 compared to 2023, primarily due to an increase in shared cloud platform cost of $6.0 million, an increase in personnel costs, including stock-based compensation, of $4.6 million, driven by additional employees hired to support the growth of our business, an increase in license expenses and professional service expenses of $1.2 million, partially offset by a decrease in depreciation and amortization expense of $7.8 million resulting from certain of our assets becoming fully depreciated or amortized.

Research and Development Expenses

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
	(in thousands, except percentages)			
Research and development	$111,852	$110,472	$1,380	1%

Research and development expenses increased by $1.4 million in 2024 compared to 2023, primarily due to an increase in personnel costs, including stock-based compensation, of $2.8 million, driven by increased headcount, partially offset by a decrease in depreciation and amortization expense in property and equipment of $0.8 million, and a decrease in overhead allocation of $0.6 million.

Sales and Marketing Expenses

	Year Ended December 31,		Change	
	2024	**2023**	**$**	**%**
	(in thousands, except percentages)			
Sales and marketing.	$128,303	$111,691	$16,612	15%

Sales and marketing expenses increased by $16.6 million in 2024 compared to 2023, primarily due to an increase in personnel costs, including stock-based compensation, of $12.9 million, driven by increased headcount, an increase in travel and entertainment cost of $1.8 million, an increase in marketing expenses related to trade shows of $0.7 million, an increase in overhead allocation of $0.7 million, and an increase in subscribed license and software costs of $0.5 million.

General and Administrative Expenses

	Year Ended December 31,		Change	
	2024	2023	$	%
	(in thousands, except percentages)			
General and administrative	$68,738	$61,741	$6,997	11%

General and administrative expenses increased by $7.0 million in 2024 compared to 2023, primarily due to an increase in personnel costs, including stock-based compensation, of $6.3 million, driven by increased headcount, annual merit increases and refresh grants to eligible employees and executives, and an increase in subscribed software costs and other expenses of $0.7 million.

Total other income, net

	Year Ended December 31,		Change	
	2024	2023	$	%
	(in thousands, except percentages)			
Total other income, net	$22,626	$15,582	$7,044	45%

Total other income, net increased by $7.0 million in 2024 compared to 2023, primarily due to an increase in interest income of $8.9 million driven by an increase in our average daily cash and investment balance, a non-recurring unrealized loss of $0.5 million on a non-marketable equity security recognized during 2023, partially offset by an increase in foreign currency loss of $2.4 million.

Income tax provision

	Year Ended December 31,		Change	
	2024	2023	$	%
	(in thousands, except percentages)			
Income tax provision	$36,142	$27,056	$9,086	34%

Income tax provision increased by $9.1 million in 2024 compared to 2023, primarily due to the tax effect of an increase in pretax income, increase in foreign withholding taxes, decrease in excess tax benefit from stock-based compensation compared to prior year, and decrease in other discrete tax adjustments. The increase in tax expense was partially offset by an increase in foreign derived intangible income benefit, an increase in research and development tax credits, and the recognition of an income tax benefit related to uncertain tax positions due to statute lapse.

For the year ended December 31, 2024, our income tax provision included a benefit of $2.5 million related to an increase in foreign derived intangible income benefit and research and development tax credits associated with our U.S. income tax return filed during the year.

Key Operating and Non-GAAP Financial Performance Metrics

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies.

Net Dollar Expansion Rate

We evaluate our ability to retain and grow existing customers by assessing our net dollar expansion rate on a last twelve months, or LTM, basis. This metric is used to appropriately manage resources and customer retention and expansion. We calculate the net dollar expansion rate on a foreign exchange neutral basis by dividing a numerator by a denominator, each defined as follows:

Denominator: To calculate our net dollar expansion rate as of the end of a reporting period, we first determine the annual recurring revenue, or ARR, from all active subscriptions as of the last day of the same reporting period in the prior year. This represents recurring payments that we expect to receive in the next 12-month period from the cohort of customers that existed on the last day of the same reporting period in the prior year.

Numerator: We measure the ARR for that same cohort of customers representing all active subscriptions as of the end of the reporting period, using the same foreign exchange rate from the prior year.

Our net dollar expansion rates were 103% and 105% for the years ended December 31, 2024 and 2023, respectively.

Adjusted EBITDA

We monitor Adjusted EBITDA, a non-GAAP financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to U.S. GAAP measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude in Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. We calculate Adjusted EBITDA as net income before (1) other (income) expense, net, which includes interest income, interest expense and other income and expense, (2) income tax provision (benefit), (3) depreciation and amortization of property and equipment, (4) amortization of intangible assets, (5) stock-based compensation and (6) non-recurring expenses that do not reflect ongoing costs of operating the business.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from or as a substitute for the measures presented in accordance with U.S. GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect certain cash and non-cash charges that are recurring;

- Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

- Adjusted EBITDA excludes depreciation and amortization of property and equipment and amortization of intangible assets, although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

- Other companies, including companies in our industry, may calculate Adjusted EBITDA differently or not at all, which reduces its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should be considered alongside other financial performance measures, including revenues, net income, cash flows from operating activities and our financial results presented in accordance with U.S. GAAP.

The following unaudited table presents the reconciliation of net income to Adjusted EBITDA for the years ended December 31, 2024 and 2023.

	Year Ended December 31,	
	2024	2023
	(in thousands)	
Net income	$173,680	$151,595
Net income as a percentage of revenues	29%	27%
Depreciation and amortization of property and equipment	15,610	23,904
Amortization of intangible assets	2,903	3,087
Income tax provision	36,142	27,056
Stock-based compensation	77,133	69,079
Total other income, net	(22,626)	(15,582)
Adjusted EBITDA	$282,842	$259,139
Adjusted EBITDA as a percentage of revenues	47%	47%

Liquidity and Capital Resources

As of December 31, 2024, our principal source of liquidity was cash, cash equivalents and marketable securities of $575.3 million, including $119.9 million of cash held outside of the United States. The following summary of cash flows for the periods indicated have been derived from our consolidated financial statements included elsewhere in this report:

	Year Ended December 31,	
	2024	2023
	(in thousands)	
Net cash provided by operating activities	$ 244,094	$ 244,605
Net cash used in investing activities	(71,427)	(73,166)
Net cash used in financing activities	(145,650)	(141,493)
Net increase in cash, cash equivalents and restricted cash	$ 27,017	$ 29,946

Operating Activities

In 2024, we generated $243.9 million of cash from our net income, as adjusted for non-cash items mainly related to stock-based compensation expense, depreciation and amortization expense and deferred taxes, as compared to $226.4 million in 2023. In addition, we also generated $0.2 million of cash from working capital change in 2024, of which $11.7 million was related to the increases in accounts receivable and deferred revenue due to the timing of collections and growth in billings, a $3.2 million increase in payables and accrued liabilities driven by the timing of payment, partially offset by a $14.7 million increase in prepaid expenses. In 2023, we generated $226.4 million of cash from our net income, as adjusted for non-cash items mainly related to stock-based compensation expense, depreciation and amortization expense and deferred taxes. In addition, we also generated $18.2 million of cash from working capital change in 2023, of which $22.7 million was related to the net increase in deferred revenue and accounts receivable due to the growth in billing and the timing of collections, partially offset by a $1.1 million decrease in payables and accrued liabilities and a $3.4 million increase in prepaid expenses primarily driven by the timing of payments.

Investing Activities

In 2024, we used $59.1 million of cash for purchases of marketable securities net of sales and maturities, and used $12.3 million of cash in capital expenditures mainly related to computer equipment to support our growth and development and leasehold improvement for expansion of our office spaces

and shared cloud platform facilities, as compared to the use of $64.4 million of cash for purchases of marketable securities net of sales and maturities, and the use of $8.8 million of cash in capital expenditures mainly related to computer equipment to support our growth and development in 2023.

Financing Activities

In 2024, we used $139.9 million of cash for share repurchases and $28.4 million of cash in payment of employee withholding taxes upon vesting of restricted stock units and $1.5 million payment of cash held in escrow as part of the Blue Hexagon acquisition on October 4, 2022, partially offset by $17.3 million of proceeds from employee exercise of stock options and $6.9 million of proceeds from issuance of common stock through our employee stock purchase plan ("ESPP"), as compared to $170.8 million of cash for share repurchase and $22.3 million of cash in payment of employee withholding taxes upon vesting of restricted stock units, partially offset by $45.6 million of proceeds from employee exercise of stock options and $6.1 million of proceeds from issuance of common stock through our ESPP in 2023.

Material Cash Requirements

We believe our existing cash and cash equivalents, marketable securities and our expected cash flow generated from operations will be sufficient to fund our operations for the next twelve months and beyond. If we repatriate funds from our foreign subsidiaries, we could be subject to foreign withholding taxes.

Our material cash requirements mainly include the following contractual and other obligations:

- Our operating lease obligations to make payments under our non-cancelable lease agreements for our facilities and shared cloud platforms. We had fixed operating lease payment obligations of $59.9 million as of December 31, 2024, with $13.5 million expected to be paid within the next 12 months.

- Cash outflow for capital expenditures in 2025 is expected to be in a range of $8.0 million to $13.0 million. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing, type and extent of our spending on research and development efforts, international expansion and investment in shared cloud platforms and cloud infrastructures. We may also seek to invest in or acquire complementary businesses or technologies.

- Other non-cancelable purchase obligations related to cloud infrastructures and other service providers totaled $70.5 million, of which $39.2 million is expected to be paid within the next 12 months.

Share Repurchases

We expect to continue to use cash to repurchase shares in 2025 under our share repurchase program authorized by our board of directors on February 5, 2018. As of December 31, 2024, approximately $143.4 million remained available under our share repurchase program. Shares will be repurchased from time to time in privately negotiated transactions or on the open market in accordance with Rule 10b-18 of the Exchange Act of 1934, including pursuant to a pre-set trading plan adopted in accordance with Rule 10b5-1 under the Exchange Act. On February 6, 2025, we announced that our board of directors authorized an additional $200.0 million under the share repurchase program, increasing the total amount of authorized repurchase to $1.4 billion.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Our significant accounting policies are described in Note 1 - The Company and Summary of Significant Accounting Policies in the accompanying notes to the consolidated

financial statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. On an ongoing basis, we evaluate our estimates and assumptions based on historical and anticipated results and trends that we believe represent our best estimate under the circumstances. However, as accounting estimates are subject to inherent uncertainty, our actual results may differ from these estimates under different assumptions or conditions.

Income Taxes

Significant assumptions, judgments and estimates are involved in determining our provision for (benefit from) income taxes, our deferred tax assets and liabilities, and any valuation allowance to be recorded against our deferred tax assets. Our judgments, assumptions and estimates relating to the current provision for income taxes include the geographic mix and amount of income (loss), expectations of future income, our interpretation of current tax laws, our business, and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Our judgments also include anticipating the tax positions we will record in the financial statements before preparing and filing the tax returns. Our estimates and assumptions may differ from the actual results as reflected in our income tax returns and we record the required adjustments when they are identified or resolved. Changes in our business and tax laws or our interpretation of those, and developments in current and future tax audits, could significantly impact the amounts provided for income taxes in our results of operations, financial position, or cash flows.

The assessment of tax effects of our uncertain tax positions in our financial statements involves significant judgment in interpreting complex and ambiguous tax laws, regulations, and administrative practices, determining the probability of various possible settlement outcomes, evaluating the litigation process based on tax authority behaviors in similar cases, and estimating the likelihood that another taxing authority could review the respective tax position. These judgments are inherently challenging and subjective because a taxing authority may change its behavior at any time. We must also determine when it is reasonably possible that the amount of unrecognized tax benefits will significantly increase or decrease in the 12 months after each fiscal year-end. We reevaluate our income tax positions on a quarterly basis to consider factors such as changes in facts or circumstances, changes in tax laws, effectively settled issues under audit, the potential for interest and penalties, and new audit activity. Such a change in recognition or measurement would result in recognition of a tax benefit or an additional charge to the tax provision that could be material in the future.

Stock-Based Compensation

We recognize the fair value of our employee stock options and restricted stock units, including performance-based restricted stock units, over the requisite service period. The fair value of each stock option is estimated on date of grant using the Black-Scholes-Merton option pricing model. Determining the appropriate fair value model and calculating the fair value of employee stock options requires the use of subjective assumptions, including the expected life of the stock option and stock price volatility. The recognition of expenses for performance based restricted stock units requires us to estimate the probability that the performance condition will be achieved and the number of awards that will vest are adjusted accordingly at each reporting period. The assumptions used in calculating the fair value of employee stock options and estimating the probability of achievement of performance metrics represent management's best estimates, which require significant judgment and involve inherent uncertainties. If factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We have domestic and international operations and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. To reduce certain of these risks, we monitor the financial condition of our large customers and limit credit exposure by collecting subscription fees in advance.

Foreign Currency Risk

Our results of operations and cash flows have been and will continue to be subject to fluctuations because of changes in foreign currency exchange rates, particularly changes in exchange rates between the U.S. Dollar and the EUR, GBP, INR and Canadian Dollar ("C$" or "CAD"), the currencies of countries where we currently have our most significant international operations. We enter into foreign currency forward contracts to reduce our exposure to foreign currency exchange rate fluctuations related to forecasted subscription revenue, operating expenses and foreign currency denominated assets or liabilities. As of December 31, 2024, we had designated cash flow hedge forward contracts with notional amounts of €51.4 million, £20.3 million and Rs.4,381.0 million and non-designated forward contracts with notional amounts of €27.0 million, £8.0 million, Rs.1,252.0 million and C$1.0 million. With our hedging strategy applied, the effect of an immediate 10% adverse change in foreign exchange rates would not be material to our financial condition, operating results or cash flows.

Interest Rate Sensitivity

We had $575.3 million in cash, cash equivalents and short-term and long-term marketable securities as of December 31, 2024. Our exposure to market risk for changes in interest rates primarily relates to our cash and cash equivalents and marketable securities. Our cash equivalents and marketable securities are held in money market funds, fixed-income U.S. Treasury and government agency securities, commercial paper, corporate bonds and asset-backed securities. The primary objectives of our investment activities are the preservation of principal and support of our liquidity requirements. We do not invest for trading or speculative purposes. Our marketable securities are subject to market risk due to changes in interest rates, which may affect the interest income we earn and the fair market value. As of December 31, 2024, a hypothetical 100 basis point increase in interest rate would not result in a material decrease in the fair value of our marketable securities.

Annual Report

Item 8. Financial Statements and Supplementary Data

Qualys, Inc.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Qualys, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Qualys, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 21, 2025 expressed an unqualified opinion.

Change in accounting principle

As discussed in Note 1 to the consolidated financial statements, the Company has adopted new accounting guidance in 2024 related to the disclosure of segment information in accordance with Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280)*. The adoption was retrospectively applied to 2023 and 2022.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Annual Report

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2005.

San Francisco, California
February 21, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Qualys, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Qualys, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 21, 2025 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

San Francisco, California
February 21, 2025

Qualys, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,	
	2024	2023
Assets		
Current assets:		
Cash and cash equivalents.	$ 232,182	$ 203,665
Restricted cash	—	1,500
Short-term marketable securities	149,241	221,893
Accounts receivable, net of allowance of $1,064 and $778 as of December 31, 2024 and 2023, respectively.	164,551	146,226
Prepaid expenses and other current assets	39,717	26,714
Total current assets.	585,691	599,998
Long-term marketable securities.	193,887	56,644
Property and equipment, net	30,349	32,599
Operating leases - right of use asset	40,968	22,391
Deferred tax assets, net	81,307	62,761
Intangible assets, net	6,812	9,715
Goodwill	7,447	7,447
Noncurrent restricted cash	1,200	1,200
Other noncurrent assets	25,876	19,863
Total assets.	$ 973,537	$ 812,618
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,270	$ 988
Accrued liabilities	45,942	43,096
Deferred revenues, current.	371,457	333,267
Operating lease liabilities, current.	9,721	11,857
Total current liabilities	428,390	389,208
Deferred revenues, noncurrent.	24,265	31,671
Operating lease liabilities, noncurrent.	37,500	16,885
Other noncurrent liabilities	6,266	6,680
Total liabilities	496,421	444,444
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock: $0.001 par value; 20,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and 2023.	—	—
Common stock: $0.001 par value; 1,000,000 shares authorized, 36,503 and 36,909 shares issued and outstanding as of December 31, 2024 and 2023, respectively.	37	37
Additional paid-in capital.	664,879	597,921
Accumulated other comprehensive income (loss)	1,417	(1,704)
Accumulated deficit.	(189,217)	(228,080)
Total stockholders' equity	477,116	368,174
Total liabilities and stockholders' equity	$ 973,537	$ 812,618

The accompanying notes are an integral part of these Consolidated Financial Statements.

Qualys, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues	$607,571	$554,458	$489,723
Cost of revenues	111,482	107,485	102,788
Gross profit	496,089	446,973	386,935
Operating expenses:			
Research and development	111,852	110,472	101,186
Sales and marketing	128,303	111,691	97,221
General and administrative	68,738	61,741	57,981
Total operating expenses	308,893	283,904	256,388
Income from operations	187,196	163,069	130,547
Other income (expense), net:			
Interest income	25,784	16,905	5,191
Other expense, net	(3,158)	(1,323)	(2,038)
Total other income, net	22,626	15,582	3,153
Income before income taxes	209,822	178,651	133,700
Income tax provision	36,142	27,056	25,708
Net income	$173,680	$151,595	$107,992
Net income per share:			
Basic	$ 4.72	$ 4.11	$ 2.81
Diluted	$ 4.65	$ 4.03	$ 2.74
Weighted average shares used in computing net income per share:			
Basic	36,799	36,879	38,453
Diluted	37,353	37,602	39,344

The accompanying notes are an integral part of these Consolidated Financial Statements.

Qualys, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income	$173,680	$151,595	$107,992
Other comprehensive income (loss), net of tax			
Net change in unrealized gains (losses) on available-for-sale debt securities, net of tax	283	2,813	(2,520)
Net change in unrealized gains (losses) on cash flow hedges, net of tax	2,838	(2,570)	(434)
Other comprehensive income (loss), net of tax	3,121	243	(2,954)
Comprehensive income	$176,801	$151,838	$105,038

The accompanying notes are an integral part of these Consolidated Financial Statements.

Qualys, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flow from operating activities:			
Net income	$ 173,680	$ 151,595	$ 107,992
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	18,513	26,991	34,622
Provision for credit losses	764	547	590
Loss on disposal of property and equipment	—	—	6
Loss on non-marketable securities	—	533	—
Stock-based compensation, net of amounts capitalized	77,133	69,079	53,408
Amortization (accretion) of premiums (discount) on marketable securities, net	(6,735)	(5,712)	833
Deferred income taxes	(19,465)	(16,636)	(20,251)
Changes in operating assets and liabilities:			
Accounts receivable	(19,089)	(24,978)	(13,387)
Prepaid expenses and other assets	(14,655)	(3,407)	3,878
Accounts payable	219	(1,578)	2,107
Accrued liabilities and other noncurrent liabilities	2,945	451	3,867
Deferred revenues	30,784	47,720	25,189
Net cash provided by operating activities	244,094	244,605	198,854
Cash flow from investing activities:			
Purchases of marketable securities	(368,277)	(306,812)	(178,788)
Sales and maturities of marketable securities	309,184	242,432	347,837
Purchases of property and equipment	(12,334)	(8,786)	(15,361)
Purchases of intangible assets	—	—	(8,620)
Net cash provided by (used in) investing activities	(71,427)	(73,166)	145,068
Cash flow from financing activities:			
Repurchase of common stock	(139,875)	(170,800)	(317,344)
Proceeds from exercise of stock options	17,269	45,576	24,483
Payments for taxes related to net share settlement of equity awards	(28,416)	(22,346)	(17,615)
Proceeds from issuance of common stock through employee stock purchase plan	6,872	6,077	4,445
Payment of acquisition-related holdback	(1,500)	—	—
Net cash used in financing activities	(145,650)	(141,493)	(306,031)
Net increase in cash, cash equivalents and restricted cash	27,017	29,946	37,891
Cash, cash equivalents and restricted cash at beginning of period	206,365	176,419	138,528
Cash, cash equivalents and restricted cash at end of period	$ 233,382	$ 206,365	$ 176,419
Supplemental disclosures of cash flow information:			
Cash paid for income taxes, net of refunds	$ 60,554	$ 34,920	$ 39,739
Non-cash investing and financing activities			
Purchases of intangible assets recorded in accrued liabilities and other noncurrent liabilities	$ —	$ —	$ 2,110
Purchases of property and equipment recorded in accounts payable and accrued liabilities	$ 843	$ 144	$ 470
Accrual for repurchase of common stock	$ 802	$ —	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

Qualys, Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances at December 31, 2021	39,112	$39	$477,323	$ 1,007	$ (41,655)	$ 436,714
Net income	—	—	—	—	107,992	107,992
Other comprehensive loss, net of tax	—	—	—	(2,954)	—	(2,954)
Issuance of common stock upon exercise of stock options	468	—	24,483	—	—	24,483
Repurchase of common stock	(2,460)	(2)	(29,558)	—	(287,784)	(317,344)
Issuance of common stock upon vesting of restricted stock units	329	—	—	—	—	—
Taxes related to net share settlement of equity awards	(132)	—	(17,615)	—	—	(17,615)
Issuance of common stock through employee stock purchase plan	45	—	4,445	—	—	4,445
Stock-based compensation	—	—	53,408	—	—	53,408
Balances at December 31, 2022	37,362	37	512,486	(1,947)	(221,447)	289,129
Net income	—	—	—	—	151,595	151,595
Other comprehensive income, net of tax	—	—	—	243	—	243
Issuance of common stock upon exercise of stock options	582	1	45,575	—	—	45,576
Repurchase of common stock	(1,342)	(1)	(12,990)	—	(158,228)	(171,219)
Issuance of common stock upon vesting of restricted stock units	414	—	—	—	—	—
Taxes related to net share settlement of equity awards	(167)	—	(22,346)	—	—	(22,346)
Issuance of common stock through employee stock purchase plan	60	—	6,077	—	—	6,077
Stock-based compensation	—	—	69,119	—	—	69,119
Balances at December 31, 2023	36,909	37	597,921	(1,704)	(228,080)	368,174
Net income	—	—	—	—	173,680	173,680
Other comprehensive income, net of tax	—	—	—	3,121	—	3,121
Issuance of common stock upon exercise of stock options	277	—	17,269	—	—	17,269
Repurchase of common stock	(993)	—	(5,956)	—	(134,817)	(140,773)
Issuance of common stock upon vesting of restricted stock units	434	—	—	—	—	—
Taxes related to net share settlement of equity awards	(183)	—	(28,416)	—	—	(28,416)
Issuance of common stock through employee stock purchase plan	59	—	6,872	—	—	6,872
Stock-based compensation	—	—	77,189	—	—	77,189
Balances at December 31, 2024	36,503	$37	$664,879	$ 1,417	$(189,217)	$ 477,116

The accompanying notes are an integral part of these Consolidated Financial Statements.

Qualys, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. The Company and Summary of Significant Accounting Policies

Description of Business

Qualys, Inc. (the ''Company'', ''we'', ''us'', ''our'') was incorporated in the state of Delaware on December 30, 1999. The Company is headquartered in Foster City, California and has wholly-owned subsidiaries throughout the world. The Company is a leading provider of cloud-based IT, security and compliance solutions that enable organizations to identify security risks to their IT infrastructures, help protect their IT systems and applications from ever-evolving cyber-attacks and achieve compliance with internal policies and external regulations. The Company's cloud solutions address the growing security and compliance complexities and risks that are amplified by the dissolving boundaries between internal and external IT infrastructures and web environments, the rapid adoption of cloud computing and the proliferation of geographically dispersed IT assets. Organizations can use the Company's integrated suite of solutions delivered on Qualys' Enterprise TruRisk Platform to cost-effectively obtain a unified view of their security and compliance posture across globally-distributed IT infrastructures.

Basis of Presentation

The accompanying consolidated financial statements and footnotes have been prepared in accordance with U.S. GAAP as well as the instructions to Form 10-K and the rules and regulations of the SEC. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company's consolidated financial position, results of operations and cash flows for the periods presented. The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the consolidated financial statements and the reported results of operations during the reporting period. The Company's management regularly assesses these estimates, which primarily affect revenue recognition, allowance for credit loss, the valuation of goodwill and intangible assets, leases, stock-based compensation and income tax provision. Actual results could differ from those estimates and such differences may be material to the accompanying consolidated financial statements.

Concentration of Credit Risk

The Company invests its cash and cash equivalents with major financial institutions. Cash balances with any one institution at times may be in excess of federally insured limits. Cash equivalents are invested in high-quality investment grade financial instruments and are diversified. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Credit risk with respect to accounts receivable is dispersed due to the large number of customers. Collateral is not required for accounts receivable. As of December 31, 2024 and 2023, no customer or channel partner accounted for more than 10% of the Company's revenues and accounts receivable balance.

Cash, Cash Equivalents, Restricted cash and Short-Term and Long-Term Marketable Securities

Cash and cash equivalents include cash held in banks, highly liquid money market funds, commercial paper and fixed-income U.S. Treasury and government agency securities, all with original maturities of three months or less when acquired. The Company's short-term and long-term marketable securities

consist of fixed-income U.S. Treasury and government agency securities, corporate bonds, asset-backed securities and commercial paper. Management determines the appropriate classification of the Company's investments at the time of purchase and reevaluates such designation at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument's underlying remaining contractual maturity date.

As of December 31, 2024 and 2023, the Company had a restricted cash balance of $1.2 million and $2.7 million, respectively, of which $1.2 million in the form of a letter of credit issued to the landlord of the Company's California headquarter office lease as security deposit and $1.5 million was related to cash held in escrow as part of the Blue Hexagon acquisition.

Cash equivalents are stated at cost, which approximates fair market value. Short-term and long-term marketable securities are classified as available-for-sale debt securities ("AFS debt securities") and are carried at fair value. Unrealized gains and losses in fair value of the AFS debt securities are reported in other comprehensive income (loss). When the AFS debt securities are sold, cost is based on the specific identification method, and the realized gains and losses are included in other income (expense), net in the consolidated statements of operations. AFS debt securities are reviewed quarterly for impairment. An investment is considered impaired when its fair value is below its amortized cost. Declines in fair value from amortized cost for AFS debt securities that the company intends to sell or will more likely than not be required to sell before the expected recovery of the amortized cost basis are charged to other income (expense), net in the period in which the loss occurs. Otherwise, the credit loss component of the impairment is recorded as allowance for credit losses with an offsetting entry charged to other income (expense), net, while the remaining loss is recognized in other comprehensive income (loss).

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for credit losses is determined on a collective basis where similar risk characteristics exist and on an individual basis when the Company identifies significant customers or invoices with collectability issues. The estimate for credit losses considers historical write-offs by aging category, that are adjusted for current conditions and reasonable and supportable forecasts of future losses. Any change in the assumptions used in analyzing credit losses may result in additional allowances being recognized in the period in which the change occurs. When the Company ultimately concludes that a receivable is uncollectible, the balance is written off against the allowance for credit losses. Payments subsequently received on such receivables are recognized in the period received. The allowance for credit losses recognized and write-offs charged against the allowance were not significant for the years ended December 31, 2024 and 2023. The balance of accounts receivable, net of allowance for credit losses was $164.6 million, $146.2 million and $121.8 million as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

Non-marketable securities

In 2018, the Company invested $2.5 million in preferred stock of a privately-held company (the "Investee"). The fair value of the investment is not readily available, and there are no quoted market prices for the investment. The Company elected the measurement alternative to account for the investment at cost less impairment and will measure the investment at fair value when the Company identifies observable price changes. The investment is assessed for impairment annually or whenever events or changes in circumstances indicate that the fair value of the investment is less than carrying value. The investment is included in other noncurrent assets in the consolidated balance sheets. The Company has not received any dividends from the investment. During the second quarter of 2023, the Company identified an observable price change in the investment and recognized an immaterial unrealized loss in other income (expense), net of the consolidated statement of operations.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining lease term.

The Company purchases physical scanner appliances and other computer equipment that are provided to some customers on a subscription basis. This equipment is recorded within property and equipment and the depreciation is recorded in cost of revenues over an estimated useful life of three years.

Upon retirement or disposal, the cost of assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations. Repairs and maintenance that do not extend the life of an asset are expensed as incurred and major improvements are capitalized as property and equipment.

Leases

The Company leases certain offices, computer equipment and its shared cloud platform facilities under finance leases and non-cancelable operating leases. For both operating and finance leases, the Company recognizes a right-of-use asset, which represents the Company's right to use the underlying asset for the lease term, and a lease liability, which represents the present value of the Company's obligation to make payments arising over the lease term. Many of the Company's leases include rental escalation clauses, renewal options and/or termination options that are factored into the Company's determination of lease payments and lease terms when appropriate. The present value of the lease payments is calculated using the incremental borrowing rate of the underlying leases determined at lease commencement. As most of the Company's leases do not provide a readily determinable implicit rate, the Company determines an incremental borrowing rate using a portfolio approach based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term as the leases.

Where the Company is the lessee, the Company elects to account for non-lease components associated with its leases (e.g., common area maintenance costs) and lease components separately for substantially all of its asset classes, except for shared cloud platforms, for which the Company elected to combine lease and non-lease components. For leases with a term of one year or less, the Company has elected not to record the right-of-use asset or liability.

In arrangements where the Company is the lessor, the Company elected to apply the practical expedient to account for lease components (e.g., customer premise equipment) and non-lease components (e.g., service revenue) as combined components as revenue under Accounting Standards Codification ("ASC") 606 *Revenue from Contracts with Customers* as service revenues are the predominant components in the arrangements.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consist of property and equipment, and intangible assets subject to amortization, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future undiscounted cash flows expected to be generated by such assets. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's estimated fair value. For the years ended December 31, 2024, 2023 and 2022, there was no impairment of long-lived assets.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill and indefinite-lived intangible assets are not amortized but tested for impairment at least annually or more frequently if certain circumstances indicate a possible impairment may exist. The goodwill impairment tests are performed at the reporting unit level. The Company's operations are organized as one reporting unit.

In testing for a potential impairment of goodwill and the indefinite-lived intangible assets, the Company first performs a qualitative assessment to determine if it is more likely than not (a more than 50% likelihood) that the fair value of the reporting unit or the indefinite-lived intangible assets is less than their carrying amount. If the fair value is not considered to be less than the carrying amount, no further evaluation is necessary. Otherwise, the Company will perform a quantitative test. Goodwill impairment is measured as the amount by which the carrying value of the reporting unit or the indefinite-lived intangible assets exceeds their fair value. The Company performed the annual assessments on December 1, 2024 and 2023 and concluded there was no impairment of goodwill or the indefinite-lived intangible assets.

Software Development Costs

Costs related to software developed, acquired or modified for internal use are capitalized and included in other noncurrent assets on the consolidated balance sheets. Costs incurred during the preliminary planning and evaluation stage of the project and during the post implementation stages of the project are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. These capitalized costs consist of internal compensation related costs and external direct costs. Costs related to software developed for internal use are amortized over an estimated useful life of three years and recorded in cost of revenues. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. As of December 31, 2024 and 2023, unamortized balances related to the Company's internally developed software costs are immaterial.

Asset Acquisitions and Business Combinations

The Company applies the provisions of ASC 805 *Business Combinations*, in accounting for its acquisitions. To determine whether transactions should be accounted for as asset acquisition or business combination, the Company evaluates whether substantially all of the fair value of gross assets included in a transaction is concentrated in a single asset (or a group of similar assets), resulting in an asset acquisition, if not, resulting in a business combination. In an asset acquisition, the cost of acquiring the asset group, including transaction costs, is allocated to the acquired assets or assumed liabilities based on their relative fair values without giving rise to goodwill. In a business combination, the Company recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as any contingent consideration, where applicable, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to its consolidated statements of operations.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company to reduce foreign currency exchange risks. The Company uses foreign currency forward contracts, with maturities of 13 months or less, to

mitigate the impact of foreign currency fluctuations of certain non-U.S. dollar denominated net asset positions, to date primarily cash, accounts receivable and operating lease liabilities, as well as to manage foreign currency fluctuation risk related to forecasted transactions. Open contracts are recorded within prepaid expenses and other current assets, other noncurrent assets, accrued liabilities or other noncurrent liabilities in the consolidated balance sheets. Gains and losses resulting from currency exchange rate movements on non-designated forward contracts are recognized in other income (expense), net. Any gains or losses from derivatives designated as cash flow hedges are first recorded within accumulated other comprehensive income ("AOCI") and then reclassified into revenue or operating expenses when the hedged item impacts the consolidated statements of operations. Cash flows related to these forward contracts are classified in the Company's consolidated statements of cash flows in the same manner as the underlying hedged transaction within cash flows from operating activities.

Stock-Based Compensation

The Company recognizes the fair value of its stock options, restricted stock units ("RSUs") and stock purchase rights under the ESPP on a straight-line basis over the requisite service periods. The fair value of each stock option or stock purchase right is estimated on the date of grant using the Black-Scholes-Merton option pricing model and the fair value of each RSU is based on the Company's common stock price on the date of grant. Compensation expenses for performance-based restricted stock units ("PRSUs") are recorded based on expected achievement of the performance metrics specified in the grant, which are assessed on a quarterly basis. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture materially differs from original estimates.

Revenue Recognition

The Company derives revenues from subscriptions that require customers to pay a fee in order to access the Company's cloud solutions. Contract period with customers generally are one year with occasional contracts ranging up to five years. The subscription fee entitles the customer to an unlimited number of scans for a specified number of networked devices or web applications and, if requested by a customer as part of their subscription, a specified number of physical or virtual scanner appliances. The Company's physical and virtual scanner appliances are requested by certain customers as part of their subscriptions in order to scan IT infrastructures within their firewalls and do not function without, and are not sold separately from, subscriptions for the Company's solutions. In some limited cases, the Company also provides certain computer equipment used to extend Qualys' Enterprise TruRisk Platform into its customers' private cloud environment. Customers are required to return physical scanner appliances and computer equipment if they do not renew their subscriptions.

The Company determines revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, the Company satisfies a performance obligation.

At the inception of a customer contract, the Company makes an assessment as to that customer's ability to pay for the services provided. The Company assesses collectability based on several factors, including credit worthiness of the customer along with past transaction history. In addition, the Company performs periodic evaluations of its customers' financial condition.

Most of the Company's revenue contracts are subscription based and contain a single performance obligation. The subscription contracts typically do not offer to the customers any future rights that would

constitute material rights. Contract prices are generally composed of fixed consideration for a specific period of time as the Company in general does not offer refunds, volume rebates, customer loyalty programs or other forms of customer incentive payments. In limited situations, contract prices are contingent on future events, such as actual usage during the contract terms, which are accounted for as variable consideration and estimated based on the most likely amount of consideration that the Company is expected to be entitled to. Estimates are included in the contract price to the extent that it is considered probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Such estimates are made at contract inception and updated periodically when additional information becomes available. A cumulative catch-up adjustment is made when there is a change in the estimate of variable consideration.

As the Company's cloud-based subscription services are delivered to customers electronically and over time, revenue is generally recognized ratably over the contract terms. When physical equipment is provided to the customers as part of the subscription service contract, the Company applies the practical expedient allowed under ASC 842 *Leases* to combine lease and nonlease components as a combined component to be accounted for under ASC 606, as the Company determined that the software subscription is the predominant component of the combined components. Therefore, the Company recognizes revenue for the physical equipment ratably over the related subscription period.

Contract modifications happen when there is an upsell, where the customers subsequently enter into contract with the Company to purchase additional product offerings or additional scans for additional devices. Contract modifications related to upsells are accounted for prospectively.

Deferred revenues consist of customer contracts billed or cash received that will be recognized in the future under subscriptions existing at the balance sheet date. The current portion of deferred revenues represents amounts that are expected to be recognized within one year of the balance sheet date.

Costs of shipping and handling charges incurred by the Company associated with physical scanner appliances and other computer equipment are included in cost of revenues. Sales taxes and other taxes collected from customers to be remitted to government authorities are excluded from revenues.

Incremental direct costs of obtaining a contract, which consist of sales commissions primarily for new business and upsells, are deferred and amortized over the estimated life of the customer relationship if renewals are expected and the renewal commission is not commensurate with the initial commission. The Company elected the practical expedient to expense commissions on renewals where the specific anticipated contract term amortization period is one year or less. The Company amortizes the capitalized commission cost as a selling expense on a straight-line basis over a period of five years. The Company classifies deferred commissions as current or noncurrent based on the timing of when it expects to recognize the expense. The current and noncurrent portions of deferred commissions are included in prepaid expenses and other current assets and other noncurrent assets, respectively, in its consolidated balance sheets.

Advertising Expenses

Advertising costs are expensed as incurred and are included in sales and marketing expense in the consolidated statements of operations. The Company incurred advertising costs of $2.9 million, $3.0 million and $3.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

The Company provides for the effect of income taxes in its consolidated financial statements using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial

statements. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryovers, and tax credit carry forwards. The Company regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. To make this assessment, the Company takes into account predictions of the amount and category of taxable income from various sources and all available positive and negative evidence about these possible sources of taxable income. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which the strength of the evidence can be objectively verified. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Income tax expense or benefit is recognized for the amount of taxes payable or refundable for the current year and for deferred tax assets and liabilities for the tax consequences of events that have been recognized in an entity's financial statements or tax returns. The Company must make significant assumptions, judgments and estimates to determine its current income tax provision (benefit), its deferred tax assets and liabilities, and any valuation allowance to be recorded against its deferred tax assets. The Company's estimates and assumptions may differ from the actual results as reflected on its income tax returns and will record the required adjustments when they are identified or resolved.

The Company applies a two-step approach to determining the financial statement recognition and measurement of uncertain tax positions. The Company only recognizes an income tax expense or benefit with respect to uncertain tax positions in its financial statements that the Company judges is more likely than not to be sustained solely on its technical merits in a tax audit, including resolution of any related appeals or litigation processes. To make this judgment, the Company must interpret complex and sometimes ambiguous tax laws, regulations and administrative practices. If an income tax position meets the more likely than not recognition threshold, then the Company must measure the amount of the tax benefit to be recognized by determining the largest amount of tax benefit that has a greater than a 50% likelihood of being realized upon effective settlement with a taxing authority that has full knowledge of all of the relevant facts. It is inherently difficult and subjective to estimate such amounts, as this requires the Company to determine the probability of various possible settlement outcomes. To determine if a tax position is effectively settled after a tax examination has been completed, the Company must also estimate the likelihood that another taxing authority could review the respective tax position. The Company must also determine when it is reasonably possible that the amount of unrecognized tax benefits will significantly increase or decrease in the 12 months after each fiscal year-end. These judgments are difficult because a taxing authority may change its behavior as a result of the Company's disclosures in its financial statements. The Company must reevaluate its income tax positions on a quarterly basis to consider factors such as changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in recognition of a tax benefit or an additional charge to the tax provision. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes.

Comprehensive Income (Loss)

Other comprehensive income (loss) consists of unrealized gains (losses) on marketable securities, net of tax, and derivative financial instruments designated as cash flow hedges, net of tax, which are not included in the Company's net income. Total comprehensive income includes net income and other comprehensive income (loss) and is included in the consolidated statements of comprehensive income.

Foreign Currency Transactions

The Company's operations are conducted in various countries around the world and the financial statements of its foreign subsidiaries are reported in the U.S. dollar as their respective functional currency. Monetary assets and liabilities denominated in foreign currencies have been re-measured into U.S. dollars using the exchange rates in effect at the balance sheet date, and income and expenses are re-measured at average exchange rates during the period. Foreign currency re-measurement gains and losses and foreign currency transaction gains and losses are recognized in other income (expense), net.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted-average number of shares outstanding plus potentially dilutive shares outstanding during the period. The potentially dilutive shares are computed by applying the treasury stock method to the Company's stock options, RSUs and the stock purchase rights under the ESPP. Any potential shares that would be anti-dilutive are excluded from the computation of diluted net income per share.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07 - *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, requiring enhanced segment disclosures. The ASU requires disclosure of significant segment expenses regularly provided to the chief operating decision maker ("CODM") included within segment operating profit or loss. Additionally, the ASU requires a description of how the CODM utilizes segment operating profit or loss to assess segment performance. The requirements of the ASU are effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company's annual reporting requirements will be effective for fiscal 2024 and interim reporting requirements will be effective beginning with the first quarter of fiscal 2025. Retrospective application is required for all periods presented. The Company adopted this ASU during fiscal year 2024. See Note 13, "Segment and Geographic Area Information" for the additional required disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 - *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, requiring improvements to income tax disclosures. The new ASU requires disclosure of disaggregated information about the effective tax rate and income taxes paid. The requirements of the ASU are effective for annual periods beginning after December 15, 2024 and are to be applied on a prospective basis. The Company's annual reporting requirements will be effective for fiscal year 2025. Companies can choose to early adopt and apply the guidance retrospectively. The Company is in the process of analyzing the impact of the ASU on related disclosures.

In November 2024, the FASB issued ASU 2024-03 - *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring more detailed information about the types of expenses included in certain expense captions presented on the consolidated statements of operations. Additionally, this amendment requires the disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and the disclosure of the total amount of selling expenses. The requirements of the ASU are effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027 and are to be applied on a retrospective or prospective basis, with early adoption permitted. The Company's annual reporting requirements will be effective for fiscal year 2027. The Company is in the process of analyzing the impact of the ASU on related disclosures.

The Company does not believe any other new accounting pronouncements issued by the FASB that have not become effective will have a material impact on its consolidated financial statements.

NOTE 2. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of the Company's financial instruments, including certain cash equivalents, accounts receivable, accounts payable and accrued liabilities, the carrying amounts approximate their fair values due to the relatively short maturity of these balances.

The Company measures and reports certain cash equivalents, marketable securities, derivative foreign currency forward contracts at fair value in accordance with the provisions of the authoritative accounting guidance that addresses fair value measurements. This guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities.

Level 2 - Valuations based on other than quoted prices in active markets for identical assets and liabilities, including quoted prices for identical assets or liabilities in less active or inactive markets, quoted prices for similar assets or liabilities in active markets, or inputs other than quoted prices that are observable for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

The Company's financial instruments consist of assets and liabilities measured using Level 1 and 2 inputs. Level 1 assets include a highly liquid money market fund, which is valued using unadjusted quoted prices that are available in an active market for an identical asset. Level 2 assets include fixed-income U.S. Treasury and government agency securities, commercial paper, corporate bonds, asset-backed securities, and derivative financial instruments consisting of foreign currency forward contracts. The securities, bonds and commercial paper are valued using prices from independent pricing services based on quoted prices of identical instruments in less active or inactive markets, quoted prices of similar instruments in active markets, or industry models using data inputs such as interest rates and prices that can be directly observed or corroborated in active markets. The foreign currency forward contracts are valued using observable inputs, such as quotations on forward foreign exchange points and foreign interest rates.

Qualys, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table sets forth by level within the fair value hierarchy the fair value of the Company's financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2024		
	Level 1	Level 2	Fair Value
		(in thousands)	
Money market funds	$404	$ —	$ 404
Commercial paper	—	6,443	6,443
U.S. Treasury and government agencies	—	233,279	233,279
Corporate bonds	—	131,812	131,812
Asset-backed securities	—	7,520	7,520
Foreign currency forward contracts	—	2,575	2,575
Total assets	$404	$381,629	$382,033
Foreign currency forward contracts	$ —	$ 1,339	$ 1,339
Total liabilities	$ —	$ 1,339	$ 1,339

	December 31, 2023		
	Level 1	Level 2	Fair Value
		(in thousands)	
Money market funds	$87	$ —	$ 87
Commercial paper	—	54,279	54,279
U.S. Treasury and government agencies	—	208,536	208,536
Corporate bonds	—	56,465	56,465
Asset-backed securities	—	13,881	13,881
Foreign currency forward contracts	—	111	111
Total assets	$87	$333,272	$333,359
Foreign currency forward contracts	$—	$ 1,986	$ 1,986
Total liabilities	$—	$ 1,986	$ 1,986

There were no transfers between Level 1, Level 2 and Level 3 categories during the years ended December 31, 2024 and 2023.

Annual Report

Cash equivalent and investments

The Company's cash equivalents and marketable securities consist of the following:

| | December 31, 2024 | | | |
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(in thousands)			
Cash equivalents:[1]				
Money market funds	$ 404	$ —	$ —	$ 404
Commercial paper	1,983	—	—	1,983
U.S. Treasury and government agencies	33,939	4	—	33,943
Total	36,326	4	—	36,330
Short-term marketable securities:				
Commercial paper	4,459	3	(2)	4,460
Corporate bonds	47,155	107	(3)	47,259
U.S. Treasury and government agencies	97,338	207	(23)	97,522
Total	148,952	317	(28)	149,241
Long-term marketable securities:				
Corporate bonds	84,414	310	(171)	84,553
Asset-backed securities	7,426	94	—	7,520
U.S. Treasury and government agencies	101,834	178	(198)	101,814
Total	193,674	582	(369)	193,887
Total	$378,952	$903	$(397)	$379,458

_____

(1)   Excludes cash of $195.9 million.

	December 31, 2023			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(in thousands)			
Cash equivalents:[1]				
Money market funds	$ 87	$ —	$ —	$ 87
U.S. Treasury and government agencies	54,620	4	—	54,624
Total	54,707	4	—	54,711
Short-term marketable securities:				
Commercial paper	54,254	32	(7)	54,279
Corporate bonds	23,013	1	(149)	22,865
U.S. Treasury and government agencies	144,901	52	(204)	144,749
Total	222,168	85	(360)	221,893
Long-term marketable securities:				
Corporate bonds	33,337	285	(22)	33,600
Asset-backed securities	13,785	102	(6)	13,881
U.S. Treasury and government agencies	9,116	49	(2)	9,163
Total	56,238	436	(30)	56,644
Total	$333,113	$525	$(390)	$333,248

---

(1) Excludes cash of $149.0 million.

The following table summarizes the gross unrealized losses and fair value of the Company's marketable securities that were in an unrealized loss position aggregated by length of time:

	December 31, 2024					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)					
Commercial paper	$ 4,464	$ (2)	$ —	$—	$ 4,464	$ (2)
Corporate bonds	27,154	(171)	672	(3)	27,826	(174)
U.S. Treasury and government agencies	64,517	(221)	—	—	64,517	(221)
Total	$96,135	$(394)	$672	$(3)	$96,807	$(397)

81

| | December 31, 2023 | | | | | |
| | Less than 12 months | | 12 months or longer | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)					
Commercial paper	$24,838	$ (7)	$ —	$ —	$ 24,838	$ (7)
Asset-backed securities	—	—	1,485	(6)	1,485	(6)
Corporate bonds	—	—	20,717	(171)	20,717	(171)
U.S. Treasury and government agencies. . .	43,373	(18)	18,172	(188)	61,545	(206)
Total	$68,211	$(25)	$40,374	$(365)	$108,585	$(390)

The Company considered the extent to which any unrealized losses on its marketable securities were driven by credit risk and other factors, including market risk, and if it is more-likely-than-not that the Company would have to sell the security before the recovery of the amortized cost basis. At December 31, 2024 and 2023, the unrealized losses related to its marketable securities were due to rising market interest rates compared to when the investments were initiated. The Company does not believe the unrealized losses represent credit risk, and the Company does not intend to sell any of the securities in an unrealized loss position and it is not likely that the Company would be required to sell these securities before recovery of their amortized cost basis, which may be at maturity. Thus, no credit loss was recognized for the Company's marketable securities for the years ended December 31, 2024 and 2023.

The following summarizes the fair value of marketable securities by contractual maturity:

| | December 31, 2024 | |
	Amortized Cost	Fair Value
	(in thousands)	
Due within One Year	$185,278	$185,571
Due after One Year through Five	186,247	186,367
Asset-backed securities	7,427	7,520
Total	$378,952	$379,458

Derivative Financial Instruments

Designated cash flow hedges

The Company enters into foreign currency forward contracts to reduce the risk of variability in future cash flow due to foreign currency exchange rate fluctuation from certain forecasted subscription revenue orders billed in GBP and EUR and operating expenses incurred in INR, which are designated as cash flow hedges. Hedge effectiveness is assessed at inception and at each reporting period utilizing regression analysis. Unrealized foreign exchange gains or losses related to those designated cash flow hedge contracts are recorded in accumulated other comprehensive income ("AOCI") and will be reclassified into revenues or operating expenses, respectively, in the same periods when the hedged transactions are recognized in earnings.

As of December 31, 2024, the Company had designated cash flow hedge forward contracts with notional amounts of €51.4 million, £20.3 million and Rs.4,381.0 million. As of December 31, 2023, the Company had designated cash flow hedge forward contracts with notional amounts of €48.5 million, £14.6 million and Rs.4,042.0 million.

As of December 31, 2024, the amount of net unrealized gains of $1.6 million before tax on the foreign currency forward contracts for GBP and EUR reported in AOCI is expected to be reclassified into revenue

within the next 12 months. As of December 31, 2024, the amount of net unrealized loss of $1.2 million before tax on the foreign currency forward contracts for INR reported in AOCI is expected to be reclassified into operating expenses within the next 12 months.

Non-designated forward contracts

The Company also uses foreign currency forward contracts to hedge certain foreign currency denominated assets or liabilities, which are not designated as cash flow hedges. Unrealized foreign exchange gain or losses related to the non-designated forward contracts are recorded in other income (expenses), net and offset the foreign exchange gain or loss on the underlying net monetary assets or liabilities.

As of December 31, 2024, the Company had non-designated forward contracts with notional amounts of €27.0 million, £8.0 million, Rs.1,252.0 million, and C$1.0 million. As of December 31, 2023, the Company had non-designated forward contracts with notional amounts of €19.2 million, £6.0 million, Rs.440.0 million, and C$1.0 million.

The following summarizes the fair value of derivative financial instruments as of December 31, 2024 and 2023:

	December 31,	
	2024	2023
	(in thousands)	
Assets		
Foreign currency forward contracts designated as cash flow hedge . . .	$ 2,495	$ 63
Foreign currency forward contracts not designated as hedging instruments	80	48
Total	$ 2,575	$ 111
Liabilities		
Foreign currency forward contracts designated as cash flow hedge . . .	$ 1,315	$1,502
Foreign currency forward contracts not designated as hedging instruments	24	484
Total	$ 1,339	$1,986

The Company presents its derivative assets and derivative liabilities at gross fair values in the consolidated balance sheets. However, under the master netting agreements with the respective counterparties of the foreign exchange contracts, subject to applicable requirements, the Company is allowed to net settle transactions of the same currency with a single net amount payable by one party to the other. The potential offset to both assets and liabilities under the right of set-off associated with the Company's foreign currency exchange contracts are immaterial as of December 31, 2024 and 2023. The derivatives held by the Company are not subject to any credit contingent features negotiated with its counterparties. The Company is not required to pledge nor is entitled to receive cash collateral related to the above contracts. The counterparties to these derivatives are large, global financial institutions that the Company believes are creditworthy, and therefore, it does not consider the risk of counterparty nonperformance to be material.

Annual Report

The following summarizes the gains (losses) recognized from forward contracts and other foreign currency transactions in other income (expense), net in the consolidated statements of operations:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Net gains (losses) from non-designated forward contracts ..	$ 1,445	$ (198)	$ 5,093
Other foreign currency transactions gains (losses).	(4,637)	(499)	(6,864)
Total foreign exchange gains (losses), net	$ (3,192)	$ (697)	$ (1,771)

NOTE 3. Accumulated Other Comprehensive Income (Loss)

The components and changes in accumulated other comprehensive income (loss) were as follows:

	Available-for-Sale Debt Securities	Cash Flow Hedges	Total
	(in thousands)		
Balances at December 31, 2021	$ (185)	$ 1,192	$ 1,007
Change in unrealized gains (losses) during the period .	(2,462)	581	(1,881)
Amount reclassified into income during the period	—	(1,147)	(1,147)
Tax effect	(58)	132	74
Net change during the period	(2,520)	(434)	(2,954)
Balances at December 31, 2022	(2,705)	758	(1,947)
Change in unrealized gains (losses) during the period .	2,858	(1,362)	1,496
Amount reclassified into income during the period	(16)	(1,957)	(1,973)
Tax effect	(29)	749	720
Net change during the period	2,813	(2,570)	243
Balances at December 31, 2023	108	(1,812)	(1,704)
Change in unrealized gains (losses) during the period .	370	2,414	2,784
Amount reclassified into income during the period	—	1,256	1,256
Tax effect	(87)	(832)	(919)
Net change during the period	283	2,838	3,121
Balances at December 31, 2024	$ 391	$ 1,026	$ 1,417

The effects on income before income taxes of amounts reclassified from AOCI to the consolidated statements of operations were as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Reclassification of AOCI—Available-for-sale debt securities			
Other income (expense), net	$ —	$ 16	$ —
Reclassification of AOCI—Cash flow hedges			
Revenues	$(1,145)	$3,077	$1,897
Cost of revenues	(26)	(258)	(169)
Research and development	(70)	(712)	(478)
Sales and marketing	(7)	(44)	(30)
General and administrative	(8)	(106)	(73)
Total	$(1,256)	$1,957	$1,147

NOTE 4. Property and Equipment, Net

Property and equipment, net, which includes assets under finance leases, consists of the following:

	December 31,	
	2024	**2023**
	(in thousands)	
Computer equipment	$ 187,281	$ 179,002
Computer software	26,229	26,133
Leasehold improvements	23,429	20,924
Scanner appliances	18,978	18,369
Furniture, fixtures and equipment	5,204	6,699
Total property and equipment	261,121	251,127
Less: accumulated depreciation and amortization	(230,772)	(218,528)
Property and equipment, net	$ 30,349	$ 32,599

As of December 31, 2024 and 2023, physical scanner appliances and other computer equipment that are or will be subject to leases by customers had a net carrying value of $11.2 million and $10.1 million, respectively, including assets that had not been placed in service of $7.4 million and $6.4 million, respectively.

Depreciation and amortization expenses relating to property and equipment were $15.6 million, $23.9 million and $28.2 million for the years ended December 31, 2024, 2023 and 2022, respectively, which were mainly recorded in cost of revenues in the consolidated statements of operations.

NOTE 5. Revenue from Contracts with Customers

The Company records deferred revenue when cash payments are received or due in advance of its performance obligations offset by revenue recognized in the period. Revenues of $332.3 million and $292.2 million were recognized during the years ended December 31, 2024 and December 31, 2023, respectively, which amounts were included in the deferred revenue balances of $364.9 million and $317.2 million as of December 31, 2023 and December 31, 2022, respectively.

The Company's payment terms vary by the type and location of its customers. The term between invoicing and when payment is due is not significant. In certain circumstances, based on the credit quality of the customer, the Company requires payment before the products or services are delivered to the customer.

The following table sets forth the expected revenue from all remaining performance obligations as of December 31, 2024:

	(in thousands)
2025	$243,415
2026	136,689
2027	52,240
2028	1,776
2029	522
2030 and thereafter	3
Total	$434,645

Revenues allocated to remaining performance obligations represents the transaction price of noncancelable orders for which service has not been performed, which include deferred revenue and the amounts that will be invoiced and recognized as revenues in future periods from open contracts and excludes unexercised renewals. The Company applied the short-term contract exemption to exclude the remaining performance obligations that are part of a contract that has an original expected duration of one year or less.

From time to time, the Company enters into contracts with customers that extend beyond one year, with certain of its customers electing to pay for more than one year of services upon contract execution. The Company concluded that these contracts did not contain a financing component.

Revenues by sales channel are as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Direct	$325,428	$314,988	$285,382
Partner	282,143	239,470	204,341
Total	$607,571	$554,458	$489,723

The Company utilizes partners to enable and accelerate the adoption of its cloud platform by increasing its distribution capabilities and market awareness of its cloud platform as well as by targeting geographic regions outside the reach of its direct sales force. The Company's channel partners maintain relationships with their customers throughout the territories in which they operate and provide their customers with services and third-party solutions to help meet those customers' evolving security and compliance requirements. As such, these partners may offer the Company's IT security and compliance solutions in conjunction with one or more of their own products or services and act as a conduit through which the Company can connect with these prospective customers to offer its solutions. For sales involving a channel partner, the channel partner engages with the prospective customer directly and involves the Company's sales team as needed to assist in developing and closing an order. When a channel partner secures a sale, the Company sells the associated subscription to the channel partner who in turn resells the subscription to the customer. Sales to channel partners are made at a discount and revenues are recorded at this discounted price over the subscription terms. The Company does not have any influence or specific knowledge of its partners' selling terms with their customers. See Note 13, "Segment and Geographic Area Information" for disaggregation of revenue by geographic area.

Deferred costs to obtain contracts are as follows:

	December 31,	
	2024	2023
	(in thousands)	
Current	$ 7,289	$ 5,858
Noncurrent	$15,301	$11,844

For the years ended December 31, 2024, 2023 and 2022, the Company recognized $7.2 million, $6.0 million and $5.0 million, respectively, of amortization expense relating to deferred costs to obtain contracts in sales and marketing expense in the consolidated statements of operations. During the same periods, there was no impairment loss related to the deferred costs to obtain contracts.

NOTE 6. Acquisitions

On October 4, 2022, the Company acquired certain assets of Blue Hexagon Inc., a privately held company incorporated in Delaware, for $10.0 million in cash, of which $8.5 million was paid on the acquisition date and the remaining $1.5 million was deferred and paid in March 2024. In addition, the Company assumed $1.4 million deferred revenue. Blue Hexagon's AI/ML-driven network detection enables the Company to leverage its cloud platform with AI/machine learning to uncover behavior patterns including active vulnerability exploitation, identification of advanced network threats, and adaptive risk mitigation across all assets and application. The Company accounted for this transaction as an asset acquisition, as substantially all of the fair value is concentrated in developed technology acquired. The Company incurred $0.6 million transaction costs which is included as the cost of acquiring the intangible assets. The Company recognized intangible assets of $11.5 million for developed technology and $0.4 million for assembled workforce, which will be amortized over five years and two years, respectively.

On August 19, 2021, the Company acquired certain developed technology intangible assets of TotalCloud, a privately held company incorporated in India, for a total cash consideration of $1.2 million, of which $1.1 million was paid on the acquisition date and the remaining $0.1 million was deferred and paid in August 2022. TotalCloud's technology strengthens the Company's cloud security solution by allowing customers to build user-defined workflows for custom policies and execute them on-demand for simplified security and compliance. The acquired intangible assets will be amortized over five years.

There were no changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023.

NOTE 7. Intangible Assets, Net

Intangible assets consist primarily of developed technology and patent licenses acquired from business or asset acquisitions. Acquired intangibles are amortized on a straight-line basis over the respective estimated useful lives of the assets.

Annual Report

The carrying values of intangible assets are as follows:

	Weighted Average Life (Years)	December 31, 2024		
		Cost	Accumulated Amortization	Net Book Value
		(in thousands)		
Developed technology	4.6	$40,141	$(33,369)	$6,772
Patent licenses	14.0	1,387	(1,387)	—
Assembled workforce	2.0	359	(359)	—
Total intangibles subject to amortization		$41,887	$(35,115)	$6,772
Intangible assets not subject to amortization				40
Total intangible assets, net				$6,812

	Weighted Average Life (Years)	December 31, 2023		
		Cost	Accumulated Amortization	Net Book Value
		(in thousands)		
Developed technology	4.6	$40,141	$(30,667)	$9,474
Patent licenses	14.0	1,387	(1,322)	65
Assembled workforce	2.0	359	(223)	136
Total intangibles subject to amortization		$41,887	$(32,212)	9,675
Intangible assets not subject to amortization				40
Total intangible assets, net				$9,715

Intangible assets amortization expenses were $2.9 million, $3.1 million and $5.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, which were recorded in the consolidated statements of operations.

As of December 31, 2024, the Company expects amortization expense in future periods to be as follows:

	(in thousands)
2025	$2,557
2026	2,477
2027	1,738
Total expected future amortization expense	$6,772

NOTE 8. Leases

The Company leases certain offices, computer equipment and its shared cloud platform facilities under non-cancelable operating leases for varying periods through 2030. While under the Company's lease agreements the Company has options to extend its certain leases, the Company has not included renewal options in determining the lease terms for calculating its lease liabilities, as these options are not reasonably certain of being exercised. Lease expense was $16.6 million, $16.1 million and $14.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Supplemental cash flow information related to operating leases was as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Cash payments included in the measurement of lease liabilities	$14,720	$14,984	$15,751
Lease liabilities arising from obtaining right-of-use assets	$30,639	$ 121	$ 8,669

The weighted average remaining lease term and the weighted average discount rate of the Company's operating leases were as follows:

	December 31,	
	2024	2023
Weighted average remaining lease term (years)	4.2	3.1
Weighted average discount rate	7.4%	5.2%

Maturities of the Company's operating lease liabilities as of December 31, 2024 are as follows:

	(in thousands)
2025	$12,875
2026	12,845
2027	12,831
2028	9,588
2029	5,879
2030 and thereafter	1,840
Total minimum lease payments	55,858
Less: interest	(8,637)
Present value of net minimum lease payments	47,221
Less: lease liabilities, current	(9,721)
Lease liabilities, noncurrent	$37,500

The operating lease payments in the table above exclude approximately $4.1 million of legally binding minimum lease payments for a lease signed during the year ended December 31, 2024 that has yet to commence.

NOTE 9. Commitment and Contingencies

Purchase Obligation

The Company has entered into agreements to purchase goods and services in the ordinary course of business. As of December 31, 2024, these remaining purchase commitments for future periods are as follows:

	(in thousands)
2025	$25,050
2026	24,748
2027	6,607
Total purchase commitments	$56,405

Indemnifications

The Company from time to time enters into certain types of contracts that contingently require it to indemnify various parties against claims from third parties. These contracts primarily relate to (i) the Company's bylaws, under which it must indemnify directors and executive officers, and may indemnify other officers and employees, for liabilities arising out of their relationship, (ii) contracts under which the Company must indemnify directors and certain officers for liabilities arising out of their relationship, and (iii) contracts under which the Company may be required to indemnify customers or resellers from certain liabilities arising from potential infringement of intellectual property rights, as well as potential damages caused by limited product defects. To date, the Company has not incurred and has not recorded any liability in connection with such indemnifications.

The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors.

Legal Proceedings

From time to time the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of the Company's business. The Company records a provision for a liability when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Legal expenses related to such matters are expensed as incurred. The Company provides disclosure if it is reasonably possible that a loss has been incurred and a range of loss or possible loss can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. The Company reviews these provisions at least quarterly and adjust these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information.

As of December 31, 2024, there has not been at least a reasonable possibility that the Company has incurred a material loss from any ongoing legal proceedings, individually or taken together. However, litigation is inherently unpredictable and is subject to significant uncertainties, some of which are beyond the Company's control. Should any of these estimates and assumptions change or prove to have been incorrect, the Company could incur significant charges related to legal matters which could have a material impact on its results of operations, financial position and cash flows.

NOTE 10. Stockholders' Equity and Stock-based Compensation

Preferred Stock

Effective October 3, 2012, the Company is authorized to issue 20.0 million shares of undesignated preferred stock with a par value of $0.001 per share. Each series of preferred stock will have such rights and preferences including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price, and liquidation preferences as determined by the board of directors. As of December 31, 2024, and 2023, there were no issued or outstanding shares of preferred stock.

Common Stock

Equity Incentive Plans

Restated 2012 Equity Incentive Plan

The 2012 Equity Incentive Plan ("Previous 2012 Plan") was adopted and approved in September 2012 and became effective on September 26, 2012. Under the Previous 2012 Plan, the Company is authorized to grant to eligible participant's incentive stock options ("ISOs"), nonstatutory stock options ("NSOs"), stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("RSUs"),

performance units and performance shares. The number of shares of common stock available for issuance under the Previous 2012 Plan is subject to an annual increase on January 1 of each year by an amount equal to the least of 3,050 thousand shares, 5% of the outstanding shares of stock as of the last day of the immediately preceding fiscal year or an amount determined by the board of directors.

On June 8, 2022 ("Effective Date"), the Company's stockholders approved the Amended and Restated 2012 Equity Incentive Plan (the "Restated 2012 Plan"). Under the Restated 2012 Plan, the Company is authorized to grant to eligible participants ISOs, NSOs, restricted stock, RSUs, SARs, performance units and performance shares. Pursuant to the relevant plan provisions, 3,072 thousand shares were available for grant under the Restated 2012 Plan on the Effective Date. In addition, any outstanding awards or options granted under the Previous 2012 Equity Incentive Plan will be added back to the shares available for grant under the Restated 2012 Plan if they expire unexercised or are otherwise forfeited after the Effective Date. Any remaining shares of 9,689 thousand available for grant under the Previous 2012 Plan as of the Effective Date were no longer available for future grants under the Restated 2012 Plan.

On June 12, 2024, the Company's stockholders approved an amendment and restatement to the Restated 2012 Plan to increase the number of shares of the Company's common stock reserved for issuance by 1,092 thousand shares.

As of December 31, 2024, 2,326 thousand shares are available for future grants.

Options may be granted with an exercise price that is at least equal to the fair market value of the Company's stock at the date of grant and are exercisable when vested. Options and RSU's granted generally vest over a period of up to four years. ISOs may only be granted to employees and any subsidiary corporations' employees. All other awards may be granted to employees, directors and consultants and subsidiary corporations' employees and consultants. Options, SARs, RSUs, performance units and performance awards may be granted with vesting terms as determined by the board of directors and expire no more than ten years after the date of grant or earlier if employment or service is terminated.

2021 Employee Stock Purchase Plan

On June 9, 2021, the Company's stockholders approved the 2021 ESPP. A total of 600 thousand shares were authorized for issuance to eligible participating employees upon adoption of the ESPP. The ESPP provides for consecutive 6-month offering periods beginning on or about August 16 and February 16 of each year. Eligible employees who elect to participate can contribute from 1% to 15% of their eligible compensation through payroll withholding. During any offering period, contribution rates cannot be changed. However, eligible employees may withdraw from the current offering period. Any contributions made prior to each purchase date in the case of withdrawal or termination of employment will be refunded. On each purchase date, eligible participating employees will purchase the shares at a price per share equal to 85% of the lesser of (i) the fair market value of the Company's stock on the first trading day of the offering period or (ii) the fair market value of the Company's stock on the purchase date (i.e., the last trading day of the offering period).

During the year ended December 31, 2024, 59 thousand shares were issued in connection with the purchase of common stock by participating employees. As of December 31, 2024, 435 thousand shares were available for future purchase.

Stock Options

The weighted-average grant date fair value of the Company's stock options granted for the years ended December 31, 2024, 2023 and 2022 was $56.37, $49.08 and $50.32, respectively, using the Black-Scholes-Merton option-pricing model based on the following assumptions:

	Year Ended December 31,		
	2024	**2023**	**2022**
Expected term (in years)	3.7 to 3.7	3.8 to 3.9	4.3 to 4.4
Volatility	38% to 42%	42% to 43%	40% to 43%
Risk-free interest rate	4.1% to 4.7%	3.7% to 4.9%	1.7% to 4.2%
Dividend yield	—	—	—

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates equal to the expected term at the grant date. The volatility was estimated using the historical volatility derived from the Company's common stock. The Company has not historically declared any dividends and does not expect to in the future.

A summary of the Company's stock option activity is as follows:

	Outstanding Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2023	1,447	$ 97.98	6.5	$142,302
Granted	245	$153.34		
Exercised	(277)	$ 62.37		
Canceled	(101)	$133.69		
Balance as of December 31, 2024	1,314	$113.07	6.6	$ 40,141
Vested and expected to vest as of December 31, 2024	1,189	$110.11	6.4	$ 39,198
Exercisable as of December 31, 2024	770	$ 94.77	5.2	$ 35,614

The total intrinsic value of options exercised for the years ended December 31, 2024, 2023 and 2022 was $24.0 million, $41.7 million and $39.8 million, respectively. Intrinsic value of an option is the difference between the fair value of the Company's common stock at the time of exercise and the exercise price paid.

Restricted Stock Units

A summary of the Company's RSU activity, inclusive of PRSU activity, is as follows:

	Outstanding RSUs	Weighted Average Grant Date Fair Value Per Share
	(in thousands)	
Balance as of December 31, 2023	1,074[1]	$133.60
Granted	669[2]	$144.37
Vested	(434)[3]	$129.02
Forfeited	(223)[4]	$140.12
Balance as of December 31, 2024	1,086[5]	$140.72
Outstanding and expected to vest as of December 31, 2024	859	$138.46

(1) Included 139 thousand PRSUs granted to certain executive officers in 2023, 2022 and 2021.

(2) Included 156 thousand PRSUs granted to certain executive officers in 2024

(3) Included 64 thousand PRSUs granted to certain executive officers in 2023, 2022 and 2021.

(4) Included 70 thousand PRSUs granted to certain executive officers in 2023, 2022 and 2021.

(5) Included 161 thousand PRSUs granted to certain executive officers in 2024, 2023, 2022 and 2021.

The aggregate fair value of RSUs vested for the years ended December 31, 2024, 2023 and 2022 was $56.2 million, $55.7 million and $43.9 million, respectively.

The Company, at times, grants PRSU under the Plans, to its executive officers and certain other members of its senior leadership team. These PRSUs include both service-based and performance-based vesting conditions. During the fourth quarter each year, the Company's board of directors (the "Board") or the Compensation and Talent Committee ("CTC") approves the target value for the PRSUs. The target PRSUs are scheduled to vest in three equal annual installments over a three-year period, beginning the year after approval. The performance-based vesting condition is satisfied upon the achievement of certain Company annual performance metrics, including revenue growth and adjusted EBITDA margin, which are approved annually by the Board or the CTC. Each annual installments at 200% of the annual target will be considered granted when the performance metrics for the corresponding performance year is determined and approved. The actual number of the PRSUs earned and eligible to vest ranges from 0% to 200% of the annual target, based on the weighted-average achievement of such Company annual performance metrics set for the corresponding annual performance period. Up to 100% of the first and second installment will vest and be released upon completion of the respective performance period following the certification by the Audit and Risk Committee ("ARC"), with cumulative achievement over 100%, if any, to be vested and released at the end of the third year performance period, along with the third installment, following the certification by the ARC. Under the Plan, any unvested PRSU award may be accelerated in part or in full upon the occurrence of certain events, such as death or disability, or a change in control, as defined in the grant agreement.

Employee Stock Purchase Plan

The weighted-average grant date fair value of the Company's ESPP for the year ended December 31, 2024 and 2023 was $35.67, $34.50 and $39.14 respectively, using the Black-Scholes-Merton option-pricing model based on the following assumptions:

	Year Ended December 31,		
	2024	**2023**	**2022**
Expected term (in years).	0.5	0.5	0.5
Volatility	32.6% to 32.7%	30.0% to 43.8%	41.1% to 50.1%
Risk-free interest rate	5.0% to 5.3%	5.0% to 5.5%	0.7% to 3.1%
Dividend yield	—	—	—

The expected term of the ESPP represents the six-month offering period. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates equal to the expected term at the grant date. The volatility was estimated using the historical volatility derived from the Company's common stock. The Company has not historically declared any dividends and does not expect to in the future.

Stock-based Compensation

The following table shows a summary of the stock-based compensation expenses included in the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Cost of revenues	$ 8,129	$ 7,300	$ 5,305
Research and development	21,188	21,091	14,585
Sales and marketing	14,690	12,234	9,837
General and administrative	33,126	28,454	23,681
Total stock-based compensation, net of amounts capitalized[1]	$77,133	$69,079	$53,408

_____

(1)   Total stock-based compensation expense capitalized was de minimis during the year ended December 31, 2024.

Of the total stock-based compensation expense in the table above, the Company recognized stock-based compensation expenses related to all PRSUs of $12.4 million, $7.4 million and $3.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The income tax benefit related to the stock-based compensation expenses was $11.6 million, $11.0 million and $8.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. The tax benefit realized from stock-based compensation vested or exercised was $5.2 million, $5.9 million, and $7.0 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, the Company had unrecognized stock-based compensation expenses of $19.7 million, $94.1 million, $1.4 million, and $0.3 million related to options, RSUs, performance-based RSUs, and ESPP, respectively, which are expected to be recognized over weighted-average periods of 2.3 years, 2.9 years, 0.3 years, and 0.1 years, respectively.

Share Repurchase Program

The Company's share repurchase program was authorized by the board of directors as follows:

Announcement Date	Authorized Dollar Value[1]
	(in millions)
February 12, 2018	$ 100.0
October 30, 2018	100.0
October 30, 2019	100.0
May 7, 2020	100.0
February 10, 2021	100.0
November 3, 2021	200.0
May 4, 2022	200.0
February 9, 2023	100.0
February 7, 2024	200.0
Total as of December 31, 2024	$1,200.0

---

[1]   Does not reflect the $200.0 million increase to the share repurchase program announced on February 6, 2025.

Shares may be repurchased from time to time on the open market in accordance with Rule 10b-18 of the Exchange Act of 1934, including pursuant to a pre-set trading plan adopted in accordance with Rule 10b5-1 under the Exchange Act. All share repurchases have been made using cash resources. Repurchased shares are retired and reclassified as authorized and unissued shares of common stock. On retirement of the repurchased shares, common stock is reduced by an amount equal to the number of shares being retired multiplied by the par value. The excess amount that is retired over its par value is first allocated as a reduction to additional paid-in capital based on the original cost of additional paid-in capital per share of identified issuances. The remaining amount is allocated to accumulated deficit.

On February 6, 2025, the Company announced that its board of directors authorized an additional $200.0 million under the share repurchase program, increasing the total amount of authorized repurchase to $1.4 billion.

For the years ended December 31, 2024, 2023 and 2022, the Company repurchased 1.0 million shares, 1.3 million shares and 2.5 million shares of its common stock for $140.3 million, $170.8 million and $317.3 million, respectively. As of December 31, 2024, $143.4 million remained available for share repurchases pursuant to the Company's share repurchase program.

Excise tax on stock repurchases net of issue was immaterial to the Company's financial results and cash flows for the years ended December 31, 2024 and 2023 and the Company's financial position as of December 31, 2024 and 2023.

NOTE 11. Employee Benefits Plan

The Company's 401(k) Plan was established in 2000 to provide retirement and incidental benefits for its employees. As allowed under section 401(k) of the Internal Revenue Code, the 401(k) Plan provides tax-deferred salary deductions for eligible employees. Contributions to the 401(k) Plan are limited to a maximum amount as set periodically by the Internal Revenue Service. For the years ended December 31, 2024, 2023 and 2022, the Company made contributions to the 401(k) Plan of $4.4 million, $4.1 million and $3.5 million, respectively.

The Company contributes to a Provident Fund Plan for its employees in India, which is a defined contribution plan set up in accordance with local labor and tax laws. Gratuity is also paid by the Company to eligible employees in India in accordance with Payment of Gratuity Act, 1972. For the years ended December 31, 2024, 2023 and 2022, the Company contributed $3.2 million, $2.3 million and $2.0 million, respectively, to those plans.

NOTE 12. Income Taxes

The Company's geographical breakdown of income before income taxes is as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Domestic	$192,394	$164,958	$122,013
Foreign	17,428	13,693	11,687
Income before income taxes	$209,822	$178,651	$133,700

Income tax provision consists of the following:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Current			
Federal	$ 39,989	$ 32,405	$ 35,286
State	5,885	6,061	6,269
Foreign	9,837	5,218	4,606
Current income tax provision	55,711	43,684	46,161
Deferred			
Federal	(18,470)	(13,584)	(17,097)
State	(599)	(2,009)	(3,055)
Foreign	(500)	(1,035)	(301)
Deferred income tax benefit	(19,569)	(16,628)	(20,453)
Income tax provision	$ 36,142	$ 27,056	$ 25,708

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2024	2023	2022
Federal statutory rate	21.0%	21.0%	21.0%
State taxes	2.3	2.6	2.3
Stock-based compensation	2.8	2.7	3.4
Excess tax benefits related to stock-based compensation	(2.2)	(2.9)	(5.2)
Foreign source income	2.1	0.3	3.8
Change in valuation allowance	—	0.1	0.3
Foreign-derived intangible income deduction	(4.8)	(4.4)	(4.9)
Federal and state research and development credit	(2.0)	(1.4)	(1.3)
Accrual to return adjustments and Other	(0.6)	(2.9)	(0.2)

	Year Ended December 31,		
	2024	**2023**	**2022**
Uncertain tax positions	(1.4)	—	—
Income tax provision	17.2%	15.1%	19.2%

Deferred Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities are as follows:

	December 31,	
	2024	**2023**
	(in thousands)	
Deferred tax assets		
Research and development credit carryforwards	$ 11,636	$ 11,502
Fixed assets	1,430	581
Accrued liabilities	4,243	3,020
Deferred revenues	4,787	3,381
Operating lease liabilities	9,504	7,722
Intangible assets	3,502	3,549
Stock-based compensation	3,659	4,263
Capitalized research and development	67,259	47,793
Other	1,026	2,999
Gross deferred tax assets	107,046	84,810
Valuation allowance	(12,454)	(12,375)
Total deferred tax assets	94,592	72,435
Deferred tax liabilities		
Operating leases - right of use asset	(7,919)	(5,999)
Deferred commissions	(5,366)	(3,675)
Total deferred tax liabilities	(13,285)	(9,674)
Net deferred tax assets	$ 81,307	$ 62,761

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred tax assets and establishes a valuation allowance if it is more-likely than-not that some portion, or all, of the deferred tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. Due to the weight of objectively verifiable negative evidence, it is more-likely-than-not that its California deferred tax assets will not be realized as of December 31, 2024. Additionally, due to a lack of sufficient future income of the appropriate character, certain U.S. federal and state deferred tax assets are not more-likely-than-not to be realized. Accordingly, the Company has recorded a valuation allowance of $12.5 million and $12.4 million against such deferred tax assets as of December 31, 2024 and 2023, respectively. The increase in valuation allowance was mainly associated with the California research and development credits generated during the year ended December 31, 2024.

Annual Report

As of December 31, 2024 and 2023, the Company had $18.4 million and $17.0 million, respectively, of California research and development credit carryforwards. California research and development credits are carried forward indefinitely. As of December 31, 2024 and 2023, the Company had foreign tax credit carryforwards of zero and $1.0 million, respectively.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Unrecognized tax benefits beginning balance	$11,898	$10,542	$ 9,676
Gross increase for tax positions of prior years	1,283	262	89
Gross decrease for tax positions of prior years	—	—	—
Gross increase for tax positions of current year	2,048	1,127	777
Lapse of statute of limitations	(3,121)	(33)	—
Total unrecognized tax benefits.	$12,108	$11,898	$10,542

The unrecognized tax benefits, if recognized, would impact the income tax provision by $5.3 million, $6.1 million and $5.3 million as of December 31, 2024, 2023 and 2022, respectively. The remaining amount would result in the recognition of a corresponding deferred tax asset that is then offset by a full valuation allowance. As of December 31, 2024, the Company does not believe that its estimates, as otherwise provided for, on such tax positions will significantly increase within the next twelve months. It is reasonably possible that the Company may recognize approximately $1.9 million of its unrecognized tax benefits within the next twelve months if the statutes lapse in certain jurisdictions without an examination. The Company has elected to include interest and penalties as a component of income tax expense. The amounts were not material for the years ended December 31, 2024, 2023 and 2022.

The Company files income tax returns in the United States, including various state jurisdictions. The Company's subsidiaries file tax returns in India and various other foreign jurisdictions. The tax years 2001 through 2023 still remain open to examination by certain major taxing jurisdictions in which the Company is subject to tax. The Company is also currently subject to tax audits in various jurisdictions. The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner inconsistent with its expectations, the Company could be required to adjust its income tax provision in the period such resolution occurs.

As of December 31, 2024, the Company has undistributed earnings in certain foreign subsidiaries that the Company has indefinitely reinvested outside the United States. Due to U.S. tax rules related to taxation of foreign earnings, the unrecorded deferred tax liability is immaterial. The Company may be required to pay additional foreign withholding taxes if the Company repatriates those earnings in the future.

NOTE 13. Segment and Geographic Area Information

Under ASC 280 *Segment Reporting*, operating segments are defined as components of an entity about which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in one operating segment and has only one reportable segment. The Company's chief operating decision maker is the Chief Executive Officer, who makes operating decisions, assesses performance and allocates resources on a consolidated basis. All of the Company's principal operations and decision-making functions are located in the United States.

The key measure of segment profit or loss that the CODM uses to allocate resources and in assessing performance is the Company's consolidated net income, as reported on the Consolidated Statements of Operations. The CODM uses net income to monitor actual results against budgeted and prior period operating results for the purpose of evaluating operational efficiency, and to evaluate income generated from the assets in making strategic decisions on organizational resource allocation, as well as to benchmark segment performance against industry competitors.

The CODM manages the business using consolidated expense information. The following table sets forth the Company's reported segment revenue, segment profit or loss, and significant segment expenses:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Revenues.	$607,571	$554,458	$489,723
Less: Significant segment expenses			
Cost of revenues (exclusive of stock-based compensation and amortization of intangible assets)	100,516	97,198	92,136
Research and development (exclusive of stock-based compensation and amortization of intangible assets)	90,598	89,281	86,262
Sales and marketing (exclusive of stock-based compensation)	113,613	99,457	87,384
General and administrative (exclusive of stock-based compensation)	35,612	33,287	34,300
Add: Other segment items[1]	(3,158)	(1,323)	(2,038)
Less: Stock-based compensation	77,133	69,079	53,408
Less: Amortization of intangible assets.	2,903	3,087	5,686
Add: Interest income	25,784	16,905	5,191
Less: Income tax provision	36,142	27,056	25,708
Consolidated net income.	$173,680	$151,595	$107,992

[1] Other segment items included in Segment net income includes interest expense, realized and unrealized gain/loss on foreign exchange transactions, and unrealized loss on non-marketable securities.

Revenue by geographic area, based on the customer's billing address, is as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
United States	$354,584	$332,315	$292,291
Foreign	252,987	222,143	197,432
Total revenues	$607,571	$554,458	$489,723

Annual Report

The measure of segment assets is reported on the balance sheet as total consolidated assets. Long-lived assets, which consist of Property and equipment, net and Operating leases - right of use asset, by geographic area, are as follows:

	December 31,	
	2024	2023
	(in thousands)	
United States	$47,916	$42,622
India	21,076	9,952
Rest of world	2,325	2,416
Total Long-lived Assets	$71,317	$54,990

NOTE 14. Net Income Per Share

The computations for basic and diluted net income per share are as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands, except per share data)		
Numerator:			
Net income	$173,680	$151,595	$107,992
Denominator:			
Basic weighted average shares	36,799	36,879	38,453
Effect of potentially dilutive shares:			
Stock options	343	482	672
Restricted stock units	206	237	216
Employee stock purchase plan	5	4	3
Diluted weighted average shares	37,353	37,602	39,344
Net income per share:			
Basic	$ 4.72	$ 4.11	$ 2.81
Diluted	$ 4.65	$ 4.03	$ 2.74

Potentially dilutive shares not included in the calculation of diluted net income per share because doing so would be anti-dilutive are as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in thousands)		
Stock options	635	763	686
Restricted stock units	97	140	90
Employee stock purchase plan	—	7	5
Total anti-dilutive shares	732	910	781

Item 9.   Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our evaluation under the criteria set forth in the 2013 Internal Control - Integrated Framework issued by the COSO, our management concluded our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its report, which is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fourth quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2024, no director or officer, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors

Except as set forth below, the information required by this item is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

Codes of Business Conduct and Ethics

Our Board of Directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The code of business conduct and ethics is available on our website at www.qualys.com. We expect that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on our website. We intend to disclose any waiver to the provisions of the code of business conduct and ethics that applies specifically to directors or executive officers by filing such information on a Current Report on Form 8-K with the SEC, to the extent such filing is required by the NASDAQ Stock Market's listing requirements; otherwise, we will disclose such waiver by posting such information on our website.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item with respect to Item 403 of Regulation S-K regarding security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of December 31, 2024. All outstanding awards relate to our common stock.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(in thousands)		(in thousands)
Equity compensation plans approved by security holders[1]	2,400[2]	$113.07[3]	2,761[4]
Equity compensation plans not approved by security holders	—	$ —	—

---

(1) Includes our Amended and Restated 2012 Equity Incentive Plan (Restated 2012 Plan) and 2021 Employee Stock Purchase Plan (ESPP).

(2) Consists of 1,086 thousand restricted stock units and 1,314 thousand shares underlying stock options.

(3) The weighted average exercise price is calculated based solely on outstanding stock options.

(4) Consists of 2,326 thousand shares reserved for issuance under our Amended and Restated 2012 Plan and 435 thousand shares reserved for issuance under our ESPP.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

Item 14.   Principal Accountant Fees and Services

The information required by this item is incorporated by reference to our Proxy Statement for our 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements - The financial statements filed as part of this Annual Report on Form 10-K are listed on the Index to Consolidated Financial Statements in Item 8.

(a)(2) Financial Statement Schedules - All financial statement schedules have been omitted since the required information is not applicable or has been included in the consolidated financial statements and accompanying notes included in this Form 10-K.

(b) Exhibits

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit No.	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Qualys, Inc.		S-1/A	333-182027	3.3	September 12, 2012
3.2	Amended and Restated Bylaws of Qualys, Inc.		8-K	001-35662	3.1	November 2, 2022
4.1	Form of common stock certificate.		S-1/A	333-182027	4.1	September 12, 2012
4.2	Description of Registrant's securities		10-K	001-35662	4.2	February 21, 2020
10.1*	2000 Equity Incentive Plan, as amended, and the form of stock option agreement thereunder.		S-1	333-182027	10.1	June 8, 2012
10.2*	Qualys, Inc. 2012 Equity Incentive Plan, as amended and restated		8-K	001-35662	10.1	June 13, 2024
10.3*	Qualys, Inc. 2021 Employee Stock Purchase Plan		8-K	001-35662	10.1	June 11, 2021
10.4*	Offer Letter, between Qualys, Inc. and Sumedh S. Thakar, dated January 20, 2003.		S-1	333-182027	10.5	June 8, 2012
10.5*	Offer Letter, between Qualys, Inc. and Joo Mi Kim, dated May 21, 2020.		8-K	001-35662	10.1	May 26, 2020
10.6*	Offer Letter, between Qualys, Inc. and Bruce K. Posey, dated May 8, 2012.		S-1	333-182027	10.9	June 8, 2012
10.7*	Form of Stock Option Agreement under the 2012 Equity Incentive Plan, as amended and restated		10-Q	001-35662	10.2	August 6, 2024
10.8*	Form of Restricted Stock Unit Agreement under the 2012 Equity Incentive Plan, as amended and restated		10-Q	001-35662	10.3	August 6, 2024
10.9*	Form of Performance-Based Restricted Stock Unit Agreement for Executives under the 2012 Equity Incentive Plan, dated October 28, 2021		10-K	001-35662	10.8	February 22, 2022

Exhibit Number	Description	Filed Herewith	Incorporated by Reference			
			Form	File No.	Exhibit No.	Filing Date
10.10*	Form of director and executive officer indemnification agreement.		S-1/A	333-182027	10.10	August 10, 2012
10.11*	Qualys, Inc. Executive Performance Bonus Plan.		Schedule 14A, Appendix A	001-35662	N/A	April 25, 2016
10.12*#	Qualys, Inc. 2024 Corporate Bonus Plan.	X				
10.13*	Qualys, Inc. Non-Employee Director Compensation Program, as amended on October 30, 2024.	X				
10.14	Lease Agreement, between Qualys, Inc. and Hudson Metro Center, LLC, dated October 14, 2016.		8-K	001-35662	10.1	October 19, 2016
19.1	Qualys Inc. Insider Trading Policy, effective as of February 24, 2023	X				
21.1	List of subsidiaries of Qualys, Inc.	X				
23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.	X				
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)	X				
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.	X				
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of The Sarbanes-Oxley Act of 2002.	X				
32.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.	X				
32.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.	X				
97.1	Qualys Inc. Compensation Recovery Policy, as adopted on October 26, 2023		10-K	001-35662	97.1	February 22, 2024

Exhibit Number	Description	Filed Herewith	Form	File No.	Exhibit No.	Filing Date
			Incorporated by Reference			
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	X				
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X				
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X				
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.	X				
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.	X				
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X				
104	Cover Page Interactive Data File - formatted in Inline XBRL and included as Exhibit 101.	X				

*   Indicates a management contract or compensatory plan or arrangement.

\#   Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm if publicly disclosed.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Foster City, State of California on February 21, 2025.

QUALYS, INC.

By: /s/ SUMEDH S. THAKAR

Sumedh S. Thakar
President and Chief Executive Officer
(principal executive officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sumedh S. Thakar and Joo Mi Kim, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SUMEDH S. THAKAR Sumedh S. Thakar	Director, President and Chief Executive Officer (principal executive officer)	February 21, 2025
/s/ JOO MI KIM Joo Mi Kim	Chief Financial Officer (principal financial officer and principal accounting officer)	February 21, 2025
/s/ JEFFREY P. HANK Jeffrey P. Hank	Chair of the Board of Directors	February 21, 2025
/s/ THOMAS P. BERQUIST Thomas P. Berquist	Director	February 21, 2025
/s/ WENDY M. PFEIFFER Wendy M. Pfeiffer	Director	February 21, 2025
/s/ KRISTI M. ROGERS Kristi M. Rogers	Director	February 21, 2025
/s/ JOHN A. ZANGARDI John A. Zangardi	Director	February 21, 2025

Annual Report

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BOARD OF DIRECTORS

Thomas P. Berquist
Chief Financial Officer of Cloud Software Group

Jeffrey P. Hank
Chair of the Board of Qualys, Inc.
Former Vice President of Finance and
Chief Accounting Officer of Intuit, Inc.

Wendy M. Pfeiffer
Former Senior Vice President and Chief
Information Officer of Nutanix, Inc.

Kristi M. Rogers
Managing Partner of Principal to Principal

Sumedh S. Thakar
Director, President and Chief Executive Officer
of Qualys, Inc.

John A. Zangardi
Former President and Chief Executive Officer of
Redhorse Corporation

CORPORATE EXECUTIVES

Sumedh S. Thakar
Director, President and Chief Executive Officer

Joo Mi Kim
Chief Financial Officer

Bruce K. Posey
Chief Legal Officer and Corporate Secretary

CORPORATE HEADQUARTERS

Qualys, Inc.
919 E. Hillsdale Blvd., 4th Floor
Foster City, California 94404
T: (650) 801-6100
F: (650) 801-6101
www.qualys.com

COMMON STOCK LISTING

NASDAQ Stock Market
Ticker Symbol: QLYS

ANNUAL MEETING OF STOCKHOLDERS

Wednesday, June 11, 2025
11:00 a.m. Pacific Daylight Time
Via live webcast at:
www.virtualshareholdermeeting.com/QLYS 2025

REGISTRAR AND TRANSFER AGENT

For questions regarding your account, changes
of address or the consolidation of accounts,
please contact the Company's transfer agent:

Computershare Trust Company, N.A.
150 Royall Street, Suite 101
Canton, Massachusetts 02021
T: (800) 962-4284
Foreign Stockholders: (781) 575-3120
www.computershare.com/investor

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California

INDEPENDENT AUDITORS

Grant Thornton LLP
San Francisco, California

INVESTOR RELATIONS

Qualys, Inc.
Investor Relations
919 E. Hillsdale Blvd., 4th Floor
Foster City, California 94404
E: ir@qualys.com
T: (650) 801-6100

